    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1998
                                             REGISTRATION STATEMENT NO. 333-

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                                TELTRUST, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE                       7389                 06-1513427
   (STATE OR OTHER            (PRIMARY STANDARD         (I.R.S. EMPLOYER
   JURISDICTION OF        INDUSTRIAL CLASSIFICATION    IDENTIFICATION NO.)
  INCORPORATION OR               CODE NUMBER)
   ORGANIZATION)




                             6322 SOUTH 3000 EAST
                          SALT LAKE CITY, UTAH 84121
                                (801) 535-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                                --------------

                                 MARC B. COHEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                TELTRUST, INC.
                             6322 SOUTH 3000 EAST
                          SALT LAKE CITY, UTAH 84121
                                (801) 535-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
         DAVID F. DIETZ, P.C.                 MICHAEL E. MICHETTI, ESQ.
         JOHN B. STEELE, ESQ.                  CAHILL GORDON & REINDEL
      GOODWIN, PROCTER & HOAR LLP                  80 PINE STREET
            EXCHANGE PLACE                    NEW YORK, NEW YORK 10005
   BOSTON, MASSACHUSETTS 02109-2881                (212) 701-3000
            (617) 570-1000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                                --------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [_]    -

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [_]    -

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [_]    -

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                                  PROPOSED      PROPOSED MAXIMUM   AMOUNT OF
  TITLE OF EACH CLASS OF       AMOUNT TO BE   MAXIMUM OFFERING AGGREGATE OFFERING REGISTRATION
SECURITIES TO BE REGISTERED     REGISTERED    PRICE PER SHARE        PRICE            FEE
----------------------------------------------------------------------------------------------
 Common Stock, $.01 par
  value..................    3,680,000 shares      $17.00         $62,560,000       $18,455

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATES IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  Subject to Completion, Dated April 29, 1998

PROSPECTUS

                                3,200,000 SHARES

                                  COMMON STOCK

                                 -------------

  Of the 3,200,000 shares of common stock, par value $.01 per share ("Common Stock"), of Teltrust, Inc. ("Teltrust" or the "Company") offered hereby (the "Offering"), 700,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders pursuant to the Offering. See "Use of Proceeds" and "Principal and Selling Stockholders."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $15.00 and $17.00 per share. For information relating to the factors to be considered in determining the initial offering price to the public of the Common Stock, see "Underwriting."

  Application has been made to list the Common Stock on the Nasdaq National Market ("Nasdaq") under the symbol "TTST."

                                 -------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                      TO   DISCOUNTS AND      TO     THE SELLING
                                    PUBLIC COMMISSIONS(1) COMPANY(2) SHAREHOLDER
--------------------------------------------------------------------------------
Per Share..........................  $          $            $          $
--------------------------------------------------------------------------------
Total(3)...........................  $          $            $          $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $900,000, which will be paid by the Company.
(3) The Company and certain of the Selling Stockholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 123,800 and 356,200 additional shares of Common Stock, respectively, at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to the Selling
    Stockholders will be $   , $   , $    and $   , respectively. See
    "Underwriting" and "Principal and Selling Stockholders."

                                 -------------

  The shares of Common Stock are being offered by the several Underwriters when, as, and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that the delivery of the shares of Common Stock offered hereby will be made in New York, New York or through the book-entry facilities of The Depository Trust Company on or about
   , 1998.

                                 -------------

LEHMAN BROTHERS                                                WHEAT FIRST UNION
      ,1998

                           [DESCRIPTION OF ART WORK]

  Four panels comprising front cover (designated C2); a fold-out with 2 panels (designated C2a and C2b); and the inside back cover (designated C3).

  C2--corporate logos or names of major customers occupies top quadrant; bottom quadrant depicts inset color photo of corporate headquarters with company logo.

  C2a & C2b--2-page spread shows map of United States with colored lines and symbols representing the company's network facilities and switching centers. Map is surrounded by 7 inset photographs showing images of call center, switch room, live agent, prepaid calling cards, graphic depictions for third-party verification and directory assistance and public pay telephone.

  C3--Top quadrant lists markets served; bottom quadrant contains the Company's commitment statement: "Teltrust is dedicated to: integrity in our relationships with clients, employees and vendors; excellence in customer service; responsiveness to the needs of the industry and the community; and quality in all operations."




  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, references in this Prospectus to "Teltrust" or the "Company" refer collectively to Teltrust, Inc. and its subsidiaries, and all information presented in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See the "Glossary" at page 63 for definition of certain technical terms used in this Prospectus.

                                  THE COMPANY

  Teltrust is a leading independent outsource provider of a broad range of enhanced call processing and calling card services to the domestic telecommunications industry. The Company believes that it offers the most comprehensive suite of services of any independent outsource provider in its industry. This diversified suite of services includes call completion, national directory assistance and third-party verification services in addition to calling card services. Teltrust serves its customers through state-of-the-art technology and switch-based call processing platforms and, as of March 1998, more than 1,000 employees. The Company's customers include regional Bell operating company ("RBOC") affiliates (such as BellSouth Long Distance and BellSouth Public Communications), pay telephone and hospitality aggregators (such as Peoples Telephone Company, AMI Telecommunications and Global Net), interexchange carriers ("IXCs") (such as US Long Distance, WorldCom and LCI International), and other large telecommunications resellers or users (such as TON Services and Eastern Communications Network). The Company has also recently established contractual relationships with affiliates of Ameritech Corporation (Ameritech Communications and Ameritech Services) and emerging telecommunications companies including competitive local exchange carriers ("CLECs") (such as Nextlink and Cox Com), wireless providers (such as Centennial Cellular, Omnipoint Communications and PowerTel) and international carriers (such as Justice Technology Corp. and Star Telecommunications). Many of the Company's customers purchase a number of the Company's services under multi-year contracts and utilize Teltrust to provide complex outsourcing solutions. During the quarter ended March 31, 1998, Teltrust processed over 21 million call processing transactions and decremented more than 17.6 million domestic minutes for its prepaid calling card customers.

  A brief description of Teltrust's enhanced call processing and calling card service offerings is as follows:

CALL PROCESSING SERVICES

  CALL COMPLETION SERVICES. Teltrust provides call completion services to RBOCs, IXCs, other local exchange carriers ("LECs"), CLECs, wireless providers, pay telephone providers, hospitality service providers and international carriers. Call completion services include calling card calling, collect calling and third-party billed calling. A majority of calls handled are branded in the names of Teltrust's customers. The Company also offers STATUS(TM), a proprietary refund and repair service.

  NATIONAL DIRECTORY ASSISTANCE SERVICES. Teltrust provides national directory assistance services to RBOCs, IXCs, LECs, wireless providers and other telecommunications resellers. As part of its national directory assistance services, the Company offers enhanced features such as direct call connection, reverse searches and standard industrial classification code searches.

  THIRD-PARTY VERIFICATION SERVICES. Teltrust provides third-party verification services to RBOCs, IXCs, LECs, CLECs, international carriers and telecommunications resellers. These services allow Teltrust customers to verify consumer orders for changes in local and long distance telephone service and public utility service in compliance with regulations promulgated by the Federal Communications Commission ("FCC") and many state public utility commissions ("PUCs"). These regulations were implemented to combat "slamming" (the practice of changing a consumer's telecommunications or other utility provider without such consumer's knowledge).

CALLING CARD SERVICES

  The Company provides calling card programs and platform services to RBOCs, IXCs, LECs, CLECs, wireless providers, major retail operations and other firms to allow such customers to sell prepaid and postpaid calling card products to the general public. Teltrust's customers utilize the Company's advanced point-of-sale activation technology and can offer users of calling cards serviced by Teltrust access to numerous enhanced services, including voice mail, paging, faxing and conference calling.

INDUSTRY

  During the 1990s, changes in the regulatory environment and the emergence of new technologies have created a growing and fiercely competitive environment in the telecommunications industry. According to FCC reports, the telecommunications market in the United States, including local, long distance, wireless and prepaid calling, generated revenues of more than $220 billion in 1996. As new participants enter the market, telecommunications companies, including RBOCs, IXCs, LECs, CLECs and wireless providers, are evaluating their existing services and seeking opportunities that will allow them to compete more effectively, reduce operating costs, and increase usage, market penetration and customer retention. Many of these companies are seeking access to call completion services, national directory assistance services and calling card platforms which are considered essential by end-users. Partnering with an outsource provider, such as Teltrust, allows telecommunications companies to bring to market new value-added products and services in a more expeditious and cost-effective manner than by building the necessary infrastructure to provide such services internally and enables telecommunications companies to focus on their core competencies and strategies.

GROWTH STRATEGY

  Teltrust believes it is well-positioned to capitalize on the changes in the telecommunications industry by utilizing its competitive advantages as an experienced independent outsource provider of a broad range of enhanced call processing and calling card services. Teltrust's distinct operational advantage is its focus on providing enhanced call processing and calling card services on a wholesale basis to its customers. This emphasis has allowed the Company to avoid competing in the core businesses of its customers and enables Teltrust to concentrate on offering and expanding a diversified suite of enhanced call processing and calling card services. Other advantages include the Company's use of a proven operating infrastructure and technology that can be customized to respond to customer needs, a commitment to excellence in customer service and a demonstrated ability to meet the performance expectations of sophisticated customers with demanding and changing standards.

  Teltrust's goal is to be the premier provider of outsourced enhanced call processing and calling card services. The key elements of the Company's focused growth strategy are (i) cross-selling its current service offerings to existing customers, (ii) pursuing customers in new and existing markets, (iii) developing new services, (iv) leveraging its operating structure to enable the Company to expand its business and meet the needs and requirements of current and future customers, (v) maintaining its dedication to high levels of customer satisfaction and (vi) considering strategic acquisitions.

QUEST ACQUISITION

  On December 31, 1997, the Company completed the acquisition of Quest International Group, Inc. and its affiliated companies ("Quest"), a pioneer in the United States prepaid calling industry. This acquisition enabled the Company to combine its existing calling card operations with Quest's proprietary technology, innovative management and marketing team. Teltrust believes this acquisition will enable it to offer its customers a broader range of services and position it for additional growth in its calling card services business.

  Teltrust was incorporated under the laws of Delaware in 1998, and its predecessor was incorporated under the laws of Utah in 1986. The Company's principal executive offices are located at 6322 South 3000 East, Salt Lake City, Utah, 84121, and its telephone number is (801) 535-2000.

  "Teltrust", "Quest" and the Company's logo are trademarks of the Company and are used throughout this document as such. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                                  THE OFFERING

 Common Stock Offered
    By the Company.....................................  2,500,000 shares
    By the Selling Stockholders........................    700,000 shares
        Total..........................................  3,200,000 shares
                                        -------

 Common Stock to be Outstanding after the Offering(1).. 12,695,023 shares
 Use of Proceeds....................................... To repay existing indebtedness; to finance
                                                        capital expenditures, to
                                                        fund working capital,
                                                        other general corporate
                                                        purposes, new business
                                                        opportunities and
                                                        possible strategic
                                                        acquisitions. See "Use
                                                        of Proceeds."
 Proposed Nasdaq National Market Symbol................ TTST

--------------------
(1) Excludes: (i) an aggregate of 1,183,799 shares of Common Stock issuable upon the exercise of outstanding stock options under the Company's 1993 Employee Stock Option Plan (the "1993 Option Plan") at a weighted average exercise price of $5.24 per share at December 31, 1997 and (ii) 864,201 additional shares of Common Stock available for future grants under the 1993 Option Plan and the Company's 1998 Stock Option and Grant Plan (the "1998 Option Plan"). See "Management--Stock Option Plans."

  Unless otherwise indicated, all information presented in this Prospectus assumes the conversion of all outstanding shares of the Company's Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), into shares of Common Stock immediately prior to the closing of the Offering and gives effect to the acquisition of Quest on December 31, 1997 in a transaction accounted for as a pooling-of-interests. Teltrust was incorporated under the laws of the State of Delaware in 1998. Following its formation, Teltrust, Inc. entered into a merger transaction with Teltrust Holdings, Inc., a Utah corporation formed in 1986 and Teltrust, Inc.'s predecessor ("Holdings"), and a wholly owned subsidiary of Teltrust, Inc. As a result of this merger, Holdings became a wholly owned subsidiary of Teltrust, Inc. and all of the stockholders of Holdings became stockholders of Teltrust. Prior to this Offering, Teltrust held no assets other than its capital stock in Holdings.

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table sets forth summary consolidated financial and operating data of the Company for the periods indicated. The Company's summary consolidated historical financial data as of December 31, 1997 and for the years ended December 31, 1995, 1996 and 1997 have been derived from audited financial statements of Teltrust, Inc. and subsidiaries, as audited by Arthur Andersen LLP, independent public accountants. The summary consolidated historical financial data for the years ended December 31, 1993 and 1994 have been derived from the audited financial statements of Teltrust, Inc. and subsidiaries and the unaudited financial statements of Quest for those years (as combined before restatement for the pooling-of-interest accounting treatment). The summary data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                      FOR THE YEARS ENDED DECEMBER 31,
                         ---------------------------------------------------------------
                           1993(1)      1994(1)       1995         1996         1997
                         -------------------------------------  -----------  -----------
                          (IN THOUSANDS, EXCEPT SHARE, EMPLOYEE AND PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Operating revenues:
  Call processing
   services............. $    19,796  $    26,188  $    29,290  $    33,885  $    46,222
  Calling card
   services.............          33        1,716        4,572        7,216       10,782
                         -----------  -----------  -----------  -----------  -----------
    Total operating
     revenues...........      19,829       27,904       33,862       41,101       57,004
 Costs of operating
  revenues..............      11,519       17,478       23,486       29,301       45,473
                         -----------  -----------  -----------  -----------  -----------
 Gross profit...........       8,310       10,426       10,376       11,800       11,531
 Operating expenses.....       8,517       11,987       14,001       13,615       23,712
                         -----------  -----------  -----------  -----------  -----------
 Operating income
  (loss)................        (207)      (1,561)      (3,625)      (1,815)     (12,181)
 Other expense, net.....         (90)        (274)        (629)        (732)      (1,037)
 Benefit from (provision
  for) income taxes.....         241          110          783           20           (5)
                         -----------  -----------  -----------  -----------  -----------
 Income (loss) from
  continuing
  operations............         (56)      (1,725)      (3,471)      (2,527)     (13,223)
 Discontinued
  operations, net of
  income taxes..........         295          296        1,380          --           --
                         -----------  -----------  -----------  -----------  -----------
 Net income (loss)...... $       239  $    (1,429) $    (2,091) $    (2,527) $   (13,223)
                         ===========  ===========  ===========  ===========  ===========
BASIC AND DILUTED NET
 INCOME (LOSS) PER
 COMMON SHARE(2):
 Income (loss) from
  continuing
  operations............ $     (0.01) $     (0.48) $     (0.80) $     (0.57) $     (2.47)
 Discontinued
  operations............        0.06         0.08         0.32          --           --
                         -----------  -----------  -----------  -----------  -----------
 Net income (loss)...... $      0.05  $     (0.40) $     (0.48) $     (0.57) $     (2.47)
                         ===========  ===========  ===========  ===========  ===========
 Basic and diluted
  weighted average
  number of common
  shares outstanding....   5,031,054    3,579,005    4,339,117    4,641,999    5,843,313
OTHER OPERATING DATA:
 Employees..............         168          216          574          630          892

                                                       AS OF DECEMBER 31, 1997
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(3)
                                                       --------  --------------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital (deficit)............................ $ (6,041)    $ 8,159
 Total assets.........................................   25,918      50,118
 Long-term debt (including capital lease obligations),
  net of current portion..............................   14,407       2,307
 Stockholders' equity (deficit).......................   (5,659)     30,641

--------------------
(1) The financial data for 1993 and 1994 is derived from the audited financial statements of Teltrust, Inc. and subsidiaries which included $14,302 and $20,029 of total operating revenues; $186 and $(1,873) of operating income
    (loss), and $481 and $(1,577) of net income (loss), respectively, before combination with Quest.
(2) Basic and diluted net loss per common share calculations for 1996 and 1997 include undeclared dividends on preferred stock of $132 and $1,200, respectively. See Note 2 to the Consolidated Financial Statements. In addition, 1993 net income (loss) per common share is presented on a diluted basis. Basic net income (loss) per common share--continuing operations, discontinued operations, net loss and weighted average number of common shares outstanding--basic were $(0.01), $0.08, $(0.07) and 3,586,245, respectively.
(3) Adjusted to reflect the sale of 2,500,000 shares of Common Stock by the Company at an assumed public offering price of $16.00 per share and the application of the net proceeds therefrom. As of December 31, 1997, the Company had a $12.1 million balance outstanding under the facility. Subsequent to December 31, 1997, the Company's balance outstanding under the Company's senior secured credit facility increased from $12.1 million to $13.9 million on March 31, 1998. See "Use of Proceeds," and Note 4 to the Consolidated Financial Statements.

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of the federal securities laws. Discussions containing such forward-looking statements may be found in the material set forth below and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as elsewhere in this Prospectus. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth below and other matters set forth in this Prospectus.

HISTORY OF OPERATING LOSSES

  Primarily as a result of expenses associated with the expansion of its business and certain infrastructure and capital equipment upgrades undertaken since 1993, the Company has incurred significant net operating losses and negative cash flows from operating activities. As of December 31, 1997, the Company had an accumulated deficit of $23.6 million. For the years ended December 31, 1995, 1996 and 1997, net losses were approximately $2.1 million, $2.5 million and $13.2 million, respectively, and the Company generated negative cash flows from operating activities of approximately $5.3 million, $3.5 million and $6.7 million, respectively. The Company expects to incur significant expenditures in the future in connection with the development and expansion of its call centers, network, services and customer base. Although the Company achieved profitability and positive cash flows in the quarter ended March 31, 1998, there can be no assurance that the Company will achieve or sustain profitability or generate positive cash flows from operating activities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE NEEDS FOR ADDITIONAL FINANCING

  The Company's continued development, expansion and delivery of existing services and its further development and enhancement of new services will require substantial capital expenditures. The funding of these expenditures will depend in part upon the Company's ability to raise substantial additional financing. Since January 1, 1996, the Company has raised approximately $15.0 million from preferred equity financings, obtained $2.0 million in debt financing and established a $20.0 million senior secured credit facility (the "Credit Facility") of which $12.1 million had been drawn at December 31, 1997. In addition, the Company continues to consider potential acquisitions or other arrangements that may fit the Company's strategic plan. Any such acquisitions or arrangements that the Company might consider are likely to require additional equity or debt financing.

  The Company believes that its existing cash and cash equivalents, availability under the Credit Facility and expected cash from operations will be sufficient to fund its operating activities through at least the end of 1998.

  To meet its capital requirements and to successfully implement its growth strategy thereafter, the Company anticipates that it will be required to sell additional equity securities, increase the Credit Facility, obtain additional credit facilities or sell additional debt securities. The Company may not be able to obtain additional required capital on satisfactory terms, if at all. Any failure by the Company in its efforts to raise the funds necessary to finance future cash requirements could have a material adverse effect on the Company's business, financial condition and results of operations. If Teltrust raises additional funds through the issuance of equity securities, dilution to the Company's existing stockholders may result. If the Company raises additional funds through the incurrence of debt, the agreements governing such debt may contain restrictive financial, operating and security covenants. Because the Credit Facility is secured by substantially all of its assets, the Company may not be able to obtain future financings which require security. Because there can be no assurance that the Company will be able to obtain additional financing, the Company may be unable to fund its ongoing operations, which would have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS RELATED TO SUBSTANTIAL CUSTOMER CONTRACT

  The Company has entered into three contracts with affiliates of BellSouth Corporation ("BellSouth"), BellSouth Long Distance ("BSLD") and BellSouth Public Communications ("BSPC"), under which Teltrust has agreed to provide a variety of services. Under the terms of the Company's October 1997 agreement with BSLD, Teltrust provides enhanced call processing services for calls placed through the 1-800-BELLSOUTH(TM) access number and certain network services. In providing such services, the Company recognizes operating revenues directly from end-users and pays BSLD certain commissions for interLATA service outside the nine-state BellSouth region. The Company also contributes to the expenses of marketing the 1-800-BELLSOUTH(TM) name. BellSouth is currently prohibited from providing interLATA service within the nine-state BellSouth region although it has applied for regulatory approval to provide such services. When BellSouth obtains such approval, the Company will no longer earn its operating revenues directly from end-users as provided in the October 1997 contract with BSLD. Instead, the arrangement for this service will change substantially so that the Company will earn operating revenues directly from BSLD only for the specific services the Company provides to BSLD under its November 1996 contract with BSLD. In addition, when BellSouth obtains the aforementioned approval, it is expected that BSLD will cease using the Company for automated call processing services. As a result of these factors, the Company expects that there will be a substantial reduction in operating revenues to the Company and it is unlikely that operating revenues under these contracts will return to the level of operating revenues prior to such change. Although the Company believes that, after such changes in its contracts with BellSouth, the services it will provide to BellSouth will generate significant gross profit, the operating revenues and gross profits generated from such services are dependent upon the timing of BellSouth's achieving a meaningful long distance market penetration, if at all, in the markets that BellSouth will serve. Accordingly, it is unlikely that after such changes the Company's gross profit under these contracts will return to the levels achieved prior to such changes. For the year ended December 31, 1997 and the quarter ended March 31, 1998, operating revenues from the October 1997 contract accounted for approximately 2.7% and 27.5%, respectively, of the Company's total operating revenues. Failure to return to such levels of gross profit from such contracts may have a material adverse effect on its business, financial condition and results of operations. In addition, future contracts with RBOC affiliates may also contain provisions that could result in a similar transition upon the customer's obtaining regulatory approval to provide interLATA long distance service. See "Business--Significant Customer Contracts."

SIGNIFICANT CUSTOMER RELATIONSHIPS

  For the year ended December 31, 1997, revenues from the three contracts between the Company and BSLD and BSPC accounted for approximately 2.7%, 11.9% and 1.6% of the Company's total operating revenues. For the quarter ended March 31, 1998, these three contracts accounted for approximately 27.5%, 7.4% and 3.1% of the Company's total operating revenues. In addition, the Company currently has contracts with two subsidiaries of Ameritech Corporation, Ameritech Services ("ASI") and Ameritech Communications ("ACI"). The Company began earning revenues under the Ameritech contracts during April 1998. The aforementioned contracts require payment of a contractually-agreed upon amount in the event of early termination of such contracts without cause. There can be no assurance, however, that the Company would be able to collect such amounts or that such amounts, if received, together with operating revenues generated under such contracts, would sufficiently compensate the Company for the investment it has made to support the canceled contracts. The amount of such termination fees are relatively insignificant when compared to the operating revenues generated and expected to be generated under such contracts. There can be no assurance, however, that such expected revenues will be realized.

  None of the Company's contracts with BSLD, ASI or ACI have current terms that extend beyond the year 2000. The Company's contract with BSPC currently terminates in 2002. There can be no assurance that any of these customers will renew their contracts after the expiration of their current terms, nor can there be any assurance that these customers will not terminate the contracts during their initial terms. In addition, if the contracts are not renewed, there can be no assurance that the Company can replace these contracts with contracts with other customers. Consequently, the failure of the Company to obtain renewal of any of the contracts with BSLD, BSPC, ASI or ACI, or the termination of such contracts, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Significant Customer Contracts."

  The Company's five largest customers accounted for 20.4%, 27.3% and 39.7% of the Company's operating revenues for 1995, 1996 and 1997, respectively. The Company expects that operating revenues attributable to a relatively small number of customers including BSPC, BSLD, ASI and ACI, will represent a significant percentage of its total operating revenues for the foreseeable future. The terms of the Company's contracts with these customers vary from one to three years. Although Teltrust believes that it has good relationships with its customers, there can be no assurance that the Company's largest customers will continue to use the Company's services in amounts similar to previous years or at all. The loss or significant reduction of business from any of the Company's large customers could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, customers who account for significant portions of the Company's operating revenues may have the ability to negotiate prices for the Company's services that are more favorable to the customer and that result in lower profit margins for the Company. See "Business--Significant Customer Contracts."

DEPENDENCE ON THE RAPIDLY CHANGING TELECOMMUNICATIONS INDUSTRY

  Substantially all of the Company's revenues to date have resulted from services provided to companies in the telecommunications industry. Developments in the telecommunications industry generally or by any reduction in expenditures for, or future outsourcing of, activities by telecommunications companies could materially and adversely affect the Company's business, financial condition and results of operations. Expenditures by telecommunications companies could be negatively impacted by, among other things, changes in governmental regulations designed to alter the manner in which companies provide their products.

  Recent events, including the passage of the Telecommunications Act of 1996, are expected to result in an increasing number of telecommunications companies operating in each market. This may result in competitive situations that unfavorably impact the Company, such as the withdrawal of a customer from a market that the Company serves or the acquisition or merger of a major customer, where the acquiror or surviving entity provides those services itself or obtains them from another third-party or exerts substantial influence on the contract negotiation process. In addition, the creation of alliances and joint ventures among telecommunications companies may increase the negotiating leverage for these carriers as they deal with providers of services such as those the Company offers. Although the Company believes that an increase in the number of providers generally will be beneficial to the Company as the providers look for ways to differentiate their services, no assurance can be given that the Company will not be adversely impacted, either directly or indirectly, by the potential changes in the marketplace. See "Business--Significant Customer Contracts."

DEPENDENCE ON CERTAIN SUPPLIERS

  The Company relies on other telecommunications companies to supply certain key components of its network infrastructure, including telecommunications services, network capacity and switching and networking equipment, which, in the quantities and quality demanded by the Company, are available only from certain limited sources. The Company is also dependent upon certain IXCs and other carriers to provide telecommunications services and facilities to the Company and its customers. The Company relies on a national data provider to supply information used by the Company in providing its national directory assistance services and on a third-party billing and collection service to perform certain billing and collection services for the Company's operations. The Company has, from time to time, experienced delays, outages or other problems in receiving telecommunications components, services and facilities and data which it requests from certain suppliers, and there can be no assurance that the Company will be able to obtain such services or facilities or data on the scale and within the time frames required by the Company at an affordable cost, or at all. Any failure to obtain such components, services, facilities or data on a timely basis, at an affordable cost or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operations and Technology."

DEPENDENCE UPON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

  The Company's success in marketing its services to telecommunications companies requires that the Company provide superior reliability, capacity and security via its network infrastructure. The Company owns and operates switching, call processing and networking sites located in Salt Lake City and additional facilities in Atlanta, Los Angeles, Miami and New York City. The Company's call processing platforms and networks and the third-party networks upon which they depend are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which may cause interruptions in service or reduced capacity for customers. Although the Company has taken precautions to protect itself and its customers from events that could interrupt delivery of services, including the use of back-up systems and redundant operations, there can be no assurance that a fire, act of sabotage, technical failure, human error, natural disaster or any similar event would not cause the failure of a significant technical component, thereby resulting in a failure of service. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on the Company's business, financial condition and results of operations. Certain losses suffered by Teltrust as a result of any infrastructure-related disruptions would be covered by business interruption insurance maintained by the Company. However, there can be no assurance that the Company will be able to maintain its business interruption insurance, that such insurance will continue to be available at reasonable prices, that such insurance would cover all such losses or that such insurance would be sufficient to compensate the Company for losses it may experience due to the Company's inability to provide services to its customers. See "Business--Operations and Technology."

RISKS RELATED TO RAPID GROWTH

  Although the Company has recently experienced substantial growth in operating revenues, there can be no assurance that such growth will continue or that the Company will be able to effectively manage such growth. The Company's ability to continue to grow and to effectively manage such growth may be affected by various factors, many of which are not within the Company's control, including competition and federal and state regulation of the telecommunications industry. The Company's rapid growth has placed, and is expected to continue to place, significant demands on all aspects of the Company's business, including its administrative, technical and financial personnel and systems. The Company's operating and reporting systems will require enhancement and substantial investment in the future to accommodate the Company's anticipated growth. There can be no assurance that the Company will not encounter difficulties in expanding these systems to meet its future needs. If the Company is unable to respond to and manage changing business conditions, the quality of its services and its results of operations could be materially adversely affected. Difficulties in managing continued growth could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY MANAGEMENT AND PERSONNEL; ABILITY TO HIRE ADDITIONAL QUALIFIED PERSONNEL

  The Company's future operating results will substantially depend on the ability of its officers and key employees to manage its growth, to attract, retain and integrate additional highly qualified management, technical and financial personnel and to implement and/or improve its technical, administrative, financial controls and reporting systems. Further, the loss of key management personnel would likely have a material adverse impact on the Company. Although the Company believes that it would be able to locate suitable replacements for such management personnel if their services were lost, there can be no assurance that qualified personnel will be available in the regions in which the Company operates. Accordingly, the loss of the services of any of such management personnel could have a material adverse effect on the Company. Failure to retain and attract additional management personnel who can manage the Company's growth effectively would have a material adverse effect on the Company's business, financial condition and results of operations.

  The success of the Company also depends upon its ability to hire and retain qualified operating, marketing, sales, financial, accounting and technical personnel. Competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to continue to hire or retain necessary personnel. Further, tight labor markets in areas where the Company operates, including the existence of significant competition for skilled employees in the Salt Lake City area, may affect the Company's ability to recruit and hire the substantial number of new accounting, sales, information systems, network engineering and support personnel and service agents required to implement the Company's growth strategy. See "Management."

COMPETITION

  Telecommunications markets are intensely competitive, rapidly evolving and subject to constant technological change. The Company currently faces significant competition in each of the markets in which it operates and expects competition to increase in the future. Many of the Company's current and potential competitors are substantially larger and have greater financial, technical, engineering, personnel and marketing resources; longer operating histories; greater name recognition; and larger and more diversified customer bases than the Company. Telecommunications companies compete for customers (both in the wholesale and end-user segments) on the basis of service, quality, price, reputation, technological innovation and experience. The Company believes that existing competitors are likely to continue to expand their service offerings to their customers. Moreover, with the continuing trend toward business alliances in the telecommunications industry and the absence of substantial barriers to entry in the call completion, national directory assistance, third-party verification and calling card services markets, the Company expects that new competitors are likely to enter the telecommunications market and attempt to market telecommunications services similar to the Company's services, which would result in greater competition.

  The ability of the Company to compete effectively in telecommunications markets will depend upon the Company's continued ability to provide high quality services at prices generally competitive with, or lower than, those charged by its competitors. Certain of the Company's current and potential competitors dominate the telecommunications industry and have the financial resources to enable them to withstand substantial price competition, which is expected to increase significantly, and there can be no assurance that the Company will be able to compete successfully in the future. Moreover, there can be no assurance that certain of the Company's competitors will not be better positioned to negotiate contracts with telecommunications companies that are more favorable than contracts negotiated by the Company. In addition, there can be no assurance that competition from existing or new competitors or a decrease in the rates charged for telecommunications services by competitors would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

IMPACT OF TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SERVICES

  The market for the Company's services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. The Company's future success will depend on the continued use of its existing services and products, the acceptance of new services and products in the markets in which Teltrust operates and the Company's ability to develop new products and services or adapt existing products and services to keep pace with changes in the telecommunications industry. Future technological changes, including changes related to automation of certain call processing functions, network protocols and software, could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will successfully identify new service opportunities and develop and bring new services to market in a timely manner. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will be successful in adapting to new technologies and market and product evolutions. In addition, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its existing services or that its new services or enhancements thereto will adequately meet the requirements of the marketplace and achieve market acceptance. Delay in the introduction of new services or enhancements, or the failure of such services or enhancements to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Industry Overview."

YEAR 2000 COMPLIANCE

  The Company has reviewed its information and technology systems to assess what changes might be needed for those systems to recognize the year 2000 ("Y2K") and not to treat any date after December 31, 1999 as a date during the twentieth century. Management believes that all such changes have been or will be implemented in an orderly and timely manner and without material cost. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance." The Company has begun to coordinate its response to these issues with those third parties with whom the Company engages in electronic transactions, both domestically and internationally, including suppliers, customers, creditors and financial service organizations, although the Company cannot effectively ensure against all potential Y2K problems that might originate with third parties. If the Company or any third party with whom the Company does business were to have a Y2K problem, the Company's business could be seriously disrupted and the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Operations and Technology--Year 2000 Compliance."

DEPENDENCE ON PROPRIETARY AND LICENSED SOFTWARE

  The Company has developed, and depends on, its own proprietary in-house data reporting and tracking system to provide a series of database query and report capabilities that are used to track inventory, control fraud and monitor system usage. The Company also depends on its software, as well as software developed by third parties, to provide services to its customers. The software utilized by the Company in providing its services may contain undetected errors. Although the Company engages in extensive testing of its software prior to using the software on its network, there can be no assurance that errors will not be found in software after commencement of use of such software. Any such error may result in partial or total failure of the Company's network, requiring the Company to commit additional and unanticipated funds for further product development, including the retention of additional programming personnel. In addition, any such failure may result in a loss of customers and a corresponding decrease in revenue which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operations and Technology."

  The Company regards certain of the software it uses as proprietary and relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. These laws and contractual provisions provide only limited protection of the Company's proprietary rights. Despite the Company's efforts to protect its proprietary rights, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization or to develop similar technology independently. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

  Although the Company does not believe that it is infringing intellectual property rights of third parties in its operations, there can be no assurance that third parties will not claim that the Company's current or future products violate the proprietary rights of others. The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing products and services to the telecommunications industry grows. Any such claim, with or without merit, could result in costly litigation, require significant management resources, require the Company to enter into royalty or licensing agreements or cause the Company to discontinue the use of the challenged trade name, service mark or technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. See "Business--Operations and Technology."

RISKS OF OPERATING IN A REGULATED INDUSTRY

  As a common carrier, the Company is subject to substantial federal, state, and local regulation. The following paragraphs describe certain impacts of these regulations as currently in force; however, regulatory policies are subject to change as a result of agency, legislative and judicial actions and there can be no assurance that the Company will not be adversely affected by future changes of this nature.

  Teltrust currently must file with the FCC tariffs setting forth the Company's rates, terms and conditions of service for prepaid and postpaid calling card operations and call processing services and must provide certain information about its interstate and international long distance traffic. In addition, the Company is required to maintain a certificate, issued by the FCC, in connection with its international services. State regulatory agencies regulate intrastate communications, call completion services, third-party verification services, in-state long distance services and prepaid, postpaid and proprietary calling card services. The Company generally must obtain and maintain certificates of public convenience and necessity from regulatory authorities in most states in which it offers services. In most of these jurisdictions, the Company must file and obtain prior regulatory approval of tariffs for intrastate services. In addition, the Company must update or amend the tariffs and, in some cases, the certificates of public convenience and necessity when rates are adjusted or new products are added to the telecommunications services offered by the Company. The FCC and numerous state agencies also impose prior approval requirements on transfers of control, including corporate reorganizations, and assignments of certain regulatory authorizations. Failure by the Company to adhere to these filing requirements and other regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Telecommunications Act of 1996 directs the FCC to prescribe mechanisms for the preservation of universal service, the promotion of nationwide access to telecommunications services in rural, insular and high cost areas that are reasonably comparable in price and type to those found in urban areas and the promotion of access to advanced services for schools, libraries and certain health care providers. Providers of interstate telecommunications, including call completion services providers, pay telephone providers and private network operators that offer services to others for a fee on a non-common carrier basis, must contribute toward the funding of universal service according to a formula prescribed by the FCC. Although the Company's competitors will be similarly affected, the universal service fund annual assessment may have a material adverse effect on the long-term financial condition of the Company.

  Section 276 of the 1996 Telecommunications Act mandated the establishment of a per call compensation plan to insure that all pay telephone providers are fairly compensated for each completed intrastate and interstate pay telephone initiated coinless call. Such calls include those placed to toll free numbers (800/888), dial around access code calls (such as 1-800-BELLSOUTH(TM)) and other such access code calls. The FCC has established a two-year "default" compensation rate, payable by all IXCs including the Company, of $0.284 per compensable call. At the end of the two year interim period, the per call pay telephone compensation rate will be the deregulated market-based local coin rate less $0.066. The current FCC rules became effective on October 7, 1997, but continue to be subject to regulatory and legal challenges. The Company is unable to predict whether this regulation or other potential changes in the communications laws, other regulations or determinations will have a material adverse effect on the Company's business, financial condition and results of operations.

  In May 1997, the FCC adopted changes to its system of interstate access charges to make them compatible with the pro-competitive, deregulatory framework established by the Telecommunications Act of 1996. The FCC's access reform order adopts various reforms to the existing rate structure for interstate access that are designed to move access charges, over time, to more economically efficient levels and rate structures. The FCC's access reform order also imposes the phase-in of replacing usage-based carrier common line charges with a line-based flat fee to be assessed upon all telecommunications carriers beginning on January 1, 1998. In addition, the FCC's access order requires LECs to reduce their access revenue requirements by reducing interconnection access charges to telecommunications carriers. Although the Company's competitors will be similarly affected, the changes in the system of interstate access charges may have a material adverse effect on the business, financial condition and results of operations of the Company.

  In January 1998, the FCC addressed what it viewed as widespread consumer dissatisfaction concerning high charges by many IXCs and call completion service providers for calls from public phones and other aggregator locations such as pay telephones, hospitals, hospitality locations and educational institutions. Although it declined to implement a concept known as "billed party preference," which would have required that the billed party be allowed to choose the preferred long-distance service provider for each of its calls, the FCC issued an order requiring call processing service providers and IXCs to disclose orally to "away from home callers" how to obtain the total cost of a 0+ interstate domestic call before the call is connected. The Company is unable to predict whether this regulation or other potential changes in the communications laws, other regulations or determinations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

RISKS RELATED TO STRATEGIC INVESTMENTS OR BUSINESS COMBINATIONS

  The Company recently completed the acquisition of Quest and may consider future acquisitions of, or strategic investments in, companies engaged in businesses similar or related to the business of the Company in order to complement Teltrust's existing services, broaden its customer base and improve its operating efficiencies. Acquisitions and strategic investments also involve numerous additional risks, including difficulties in the integration of the operations, services, products and personnel of the acquired company, which could result in charges to earnings or otherwise adversely effect the Company's operating results. In addition, there can be no assurance that acquisition opportunities will be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will acquire businesses, that any acquired business will be profitable or that any acquisition or strategic investment effected through the issuance of equity will not ultimately prove to be dilutive. There can be no assurance that the anticipated benefits of the Quest acquisition will be fully realized or that the combination of the Company and Quest will ultimately be considered successful.

  In addition, the Company from time to time engages in discussions with potential business partners to consider formation of business combinations or strategic alliances that would expand the reach of the Company's networks or services and potential strategic investors who have expressed an interest in making an investment in the Company. Such acquisitions, combinations or alliances, if consummated, could divert the resources and management time of the Company and may require integration with the Company's existing networks and services. There can be no assurance that any acquisitions, combinations or alliances will occur or, if consummated, would be on terms favorable to the Company or would be successfully integrated into the Company's operations.

CONTROL BY CERTAIN STOCKHOLDERS AND MANAGEMENT

  Upon completion of the Offering, the Company's Directors and executive officers are expected to own beneficially approximately 64.7% of the outstanding Common Stock. At such time, approximately 22.6% of the outstanding Common Stock will be beneficially owned by Lyle O. Keys, the Company's Chairman and 11.8% of the outstanding Common Stock will be beneficially owned by Carmelo Catalano, a Director of the Company. In addition, at such time, entities affiliated with Media/Communications Partners, whose designees occupy two positions on the Board of Directors, will own approximately 23.6% of the outstanding Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

SEASONALITY; FACTORS AFFECTING OPERATING RESULTS; POTENTIAL FLUCTUATIONS IN PERIOD-TO-PERIOD RESULTS

  The Company's sales have been, and the Company expects that its sales will continue to be, somewhat seasonal, due to the nature of call traffic from independent and LEC-owned pay telephones and the use of prepaid and other calling cards. Traditional agent-assisted long distance services produce peak revenues during the summer months, coincident with domestic travel and vacation patterns. To a lesser degree, national directory assistance, prepaid and other calling card and third-party verification services are also affected by seasonal demand fluctuations with demand peaking in the spring and summer months.

  The Company's operating results have varied significantly from period-to-period in the past and may vary significantly in the future. Factors that may cause the Company's operating results to vary include: (i) changes in operating expenses; (ii) the timing of the introduction of services; (iii) market acceptance of new and enhanced versions of services; (iv) potential acquisitions; (v) changes in legislation and regulations that affect the competitive environment for services; (vi) customer marketing strategies; and
(vii) general economic factors. As a result of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

RISK OF LOSS FROM RETURNED TRANSACTIONS; FRAUD; BAD DEBT; THEFT OF SERVICES

  The Company utilizes national and credit card clearance systems for electronic credit card settlement and billing of telephone calls. The Company often bears the same credit risks normally assumed by other users of these systems arising from returned transactions that are caused by closed accounts, frozen accounts, unauthorized use, disputes, theft or fraud. The Company's relationship with providers of merchant card services, including credit card issuers, could be adversely affected by excessive uncollectables or chargebacks, which are generally higher in the telecommunications services industry than in other industries, particularly with respect to recharging (or "refreshing") the limits on prepaid calling cards because the transaction does not require a cardholder signature. Termination of the Company's ability to refresh prepaid calling cards through merchant card services would have a material adverse effect on the business, financial condition and results of operations of the Company. Although the Company attempts to limit its financial exposure by limiting the amount that consumers can refresh within specified time frames, from time to time, persons have obtained services without rendering payment to the Company by unlawfully utilizing the Company's access numbers and personal identification numbers. The Company attempts to manage these credit, theft and fraud risks through its internal controls, monitoring and blocking systems. The Company also maintains reserves which it deems adequate for such risks. Past experience in estimating and establishing reserves and the Company's historical losses are not necessarily accurate indications of the future. Although the Company believes that its risk management and bad debt reserve practices are adequate, there can be no assurance that the Company's risk management practices or reserves will be sufficient to protect the Company from unauthorized or returned transactions or thefts of services which could have a material adverse effect on the Company. See "Business--Operations and Technology--Fraud Prevention."

POSSIBLE DELAY IN RECOGNIZING A PORTION OF DEFERRED REVENUE

  The sale of long distance domestic and outbound international telephone service through prepaid calling cards may be subject to "escheat" laws in various states. These laws generally provide that payments or deposits received in advance or in anticipation of the provision of utility (including telephone) services that remain unclaimed for a specific period of time after the termination of such services are deemed "abandoned property" and must be submitted to the state. The Company, however, is not aware of any case in which escheat laws have been applied to unused balances remaining on prepaid calling cards and does not believe that such laws are applicable. In the event that such laws were deemed applicable and tariffed service charges for periods of non-use had not accumulated to reduce such unused balance, the Company may be unable to recognize the portion of its deferred revenue remaining upon the expiration of the cards with unused calling time. In such event, the Company may be required to deliver such amounts to certain states in accordance with these laws, which could have a material adverse effect on the Company.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  The sale of a substantial number of shares of Common Stock of the Company in the public market could adversely affect the market price of the Common Stock. After giving effect to the offering of the Company's 2,500,000 shares of Common Stock, the 3,200,000 shares offered hereby will be eligible for immediate sale in the public market without restriction under the Securities Act (except that any shares purchased in the Offering by "affiliates" of the Company may generally be resold only in compliance with applicable provisions of Rule 144). Beginning 90 days after the date of this Prospectus, an
additional    shares may be resold under Rule 144 subject to the volume and
manner limitations set forth in Rule 144 and an additional     shares may be
resold under Rule 144 without such restrictions (in each case, subject to the lock-up agreements described in "Underwriting"). Holders of approximately of these shares have contractual rights to have those shares registered with the Commission for resale to the public. In addition, after the effective date of the Registration Statement, the Company intends to file a registration statement covering the 2,200,000 shares of Common Stock issued or reserved for issuance under the Company's 1993 Stock Option Plan and 1998 Stock Option Plan, and, upon filing any shares subsequently issued under such plans will be eligible for sale in the public market, subject to compliance with Rule 144 in the case of affiliates of the Company. A decision by any such stockholder(s) to publicly sell a significant number of shares of the Common Stock will have the potential to cause a material decrease in the trading price of the Common Stock and may impair the future ability of the Company to raise capital at prices or on terms favorable to the Company. See "Shares Eligible for Future Sale."

SUBSTANTIAL DISCRETION OF MANAGEMENT CONCERNING USE OF PROCEEDS

  The Company has allocated approximately $30.0 million of the net proceeds of the Offering for specific identified purposes, with the remainder of approximately $6.0 million to be used for working capital and general corporate purposes, including possible acquisitions. Accordingly, management will have substantial discretion in using a significant percentage of the proceeds to be received by the Company, and there is no assurance that management's use of the proceeds can or will yield a return. See "Risks Related to Strategic Investments or Business Combinations" and "Use of Proceeds."

ANTI-TAKEOVER CONSIDERATIONS

  Prior to the completion of the Offering, the Company will adopt an amended and restated certificate of incorporation and amended and restated by-laws. Certain provisions of these documents may have the effect of discouraging a third party from making an acquisition proposal for the Company and thereby inhibit a change in control of the Company in circumstances that could give holders of the Common Stock the opportunity to realize a premium over the then prevailing market price of such stock. Such provisions may also adversely affect the market price of the Common Stock. Such provisions include, among other things, a classified Board of Directors serving staggered three-year terms, the elimination of stockholder voting by consent, the removal of Directors only for cause, the vesting of exclusive authority in the Board of Directors to determine the size of the Board of Directors and (subject to certain limited exceptions) to fill vacancies thereon, the vesting of exclusive authority in the Board of Directors (except as required by law) to call special meetings of stockholders and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. These provisions, and the ability of the Board of Directors to issue preferred stock without further action by stockholders, could delay or frustrate the removal of incumbent Directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events could be beneficial to the interests of stockholders. The Company will be subject to Section 203 of the General Corporation Law of the State of Delaware which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's Common Stock. See "Description of Capital Stock--Certain Provisions of Certificate of Incorporation and By-laws" and "Description of Capital Stock--Statutory Business Combination Provision."

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

  The Company has never paid a cash dividend on the Common Stock and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Further, the ability of the Company to pay cash dividends is subject to contractual restrictions contained in the Credit Facility. See "Dividend Policy."

ABSENCE OF PUBLIC MARKET

  Prior to the Offering, there has been no established trading market for the Common Stock and there can be no assurance that, following this Offering, an active trading market for the Common Stock will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Underwriters and will not necessarily be indicative of the market price of the Common Stock after this Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. After the Offering, the market price of shares of Common Stock is likely to be volatile. The Company believes factors such as actual or anticipated quarterly fluctuations in financial results, changes in earnings estimates by securities analysts and announcements of material events by the Company, its customers or its competitors may cause the market price for the Common Stock to fluctuate. In addition, in recent years the stock market has experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar to the telecommunications industry and which have often been unrelated to the operating performance of these companies. These fluctuations, as well as general economic conditions, may have a material adverse effect on the price of the Common Stock.

DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of the net tangible book value of the Common Stock in the amount of $13.02 per share. To the extent options to purchase the Common Stock are exercised in the future, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $16.00 per share (the midpoint of the filing range), are estimated to be $36.0 million. Of the net proceeds to be received by the Company, the Company plans to use (i) approximately $20.0 million to repay amounts outstanding under the Credit Facility and (ii) approximately $10.0 million for anticipated capital expenditures, over the next 12 to 18 months, including purchases of new switches and software, expansion of the Company's facilities and network infrastructure and implementation of telephony and other related improvements. The Company entered into the Credit Facility in November 1997 and subsequently amended such facility in March 1998. The Credit Facility consists of a five-year revolving credit facility in the amount of $20.0 million. The Credit Facility expires on December 31, 2002. Funds may be borrowed at either the bank's base rate plus 1.5% or LIBOR plus 2.75%. The Company has used its borrowings under the Credit Facility for working capital and capital expenditures. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The remaining estimated net proceeds of approximately $6.0 million will be used for working capital and other general corporate purposes. Such general corporate purposes include the continued funding of the development and enhancement of the Company's services and technology and the expansion of its operations. The Company may also use a portion of the net proceeds to acquire businesses, technologies, services or products complementary to the Company's current business, although the Company currently has no agreements or understandings with respect to any acquisition, and no portion of the net proceeds has been allocated to specific acquisitions. Pending such uses of the net proceeds, the Company intends to invest such funds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs. In addition, under the terms of the Credit Facility, the payment of cash dividends generally is prohibited without the consent of the lenders.

                            CASH AND CAPITALIZATION

  The following table sets forth the cash and cash equivalents, current portion of long-term debt and capitalization of the Company as of December 31, 1997 and as adjusted as of such date to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $16.00 per share) and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                          DECEMBER 31, 1997
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                       --------  --------------
                                                        (IN THOUSANDS, EXCEPT
                                                         SHARE AND PER SHARE
                                                              AMOUNTS)
Cash and cash equivalents............................. $    526     $ 14,726
                                                       ========     ========
Current portion of long-term debt and capital lease
 obligations.......................................... $  1,205     $  1,204
                                                       --------     --------
Long-term debt and capital lease obligations, less
 current portion......................................   14,407        2,307
                                                       --------     --------
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value; 5,000,000 shares
   authorized; 3,218,884 shares issued and
   outstanding; 0 shares issued and outstanding, as
   adjusted (2).......................................   14,511          --
  Common Stock, $.01 par value, 20,000,000 shares
   authorized; 6,974,039 shares issued and
   outstanding; 12,692,293 shares issued and
   outstanding, as adjusted (2)(3)....................       70          127
  Additional paid-in capital..........................    3,616       54,370
  Stockholder receivables.............................     (275)        (275)
  Accumulated deficit.................................  (23,581)     (23,581)
                                                       --------     --------
    Total stockholders' equity (deficit)..............   (5,659)      30,641
                                                       --------     --------
      Total capitalization............................ $  9,953     $ 34,152
                                                       ========     ========

---------------------
(1) As of December 31, 1997, the Company had a $12.1 million balance outstanding under the Credit Facility. Subsequent to December 31, 1997, the Company's balance outstanding under the Credit Facility increased from $12.1 million to $13.9 million as of March 31, 1998. See "Use of Proceeds" and Note 4 to the Consolidated Financial Statements.
(2) Assumes conversion of preferred stock into 3,218,884 shares of Common Stock in connection with the Offering.
(3) Excludes: (i) an aggregate of 1,183,799 shares of Common Stock issuable upon the exercise of outstanding stock options under the 1993 Option Plan at a weighted average exercise price of $5.24 per share at December 31, 1997 and (ii) 864,201 additional shares of Common Stock available for future grants under the 1993 Option Plan and the 1998 Option Plan. See "Management--Stock Option Plans."

                                   DILUTION

  As of December 31, 1997, Teltrust had a pro forma deficit in net tangible book value of approximately $6.1 million or a deficit of $0.60 per share of Common Stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding, excluding all outstanding stock options. Without taking into account any other changes in the pro forma net tangible book value after December 31, 1997, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $16.00 per share, the pro forma net tangible book value of the Company as of December 31, 1997 would have been approximately $30.2 million or $2.38 per share. This represents an immediate increase in pro forma net tangible book value of $2.98 per share to existing stockholders and an immediate dilution of $13.02 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................          $16.00
                                                                          ------
  Pro forma deficit in net tangible book value per share at
   December 31, 1997 (1)........................................  $(0.60)
  Increase per share attributable to new investors..............    2.98
                                                                  ------
Pro forma net tangible book value per share after the Offering..            2.38
                                                                          ------
Pro forma net tangible book value dilution per share to new in-
 vestors........................................................          $13.02
                                                                          ======

  The following table summarizes, on a pro forma basis as of December 31, 1997, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                 SHARES PURCHASED  TOTAL CONSIDERATION
                                ------------------ -------------------
                                                                         PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 10,192,923   80.3% $17,743,290   30.7%  $ 1.74
New investors..................  2,500,000   19.7   40,000,000   69.3    16.00
                                ----------  -----  -----------  -----
  Total........................ 12,692,923  100.0% $57,743,290  100.0%
                                ==========  =====  ===========  =====

  Other than as noted above, the foregoing computations assume no exercise of any outstanding stock options after December 31, 1997 or the Underwriters' over-allotment option. See "Use of Proceeds." As of December 31, 1997, options to purchase 1,183,799 shares of Common Stock were outstanding at a weighted average exercise price of $5.24 per share. To the extent these options or the Underwriters' over-allotment option are exercised, there will be further dilution to new investors. See "Underwriting" for information concerning the Underwriters' over-allotment option.
---------------------
(1) Assumes conversion of all outstanding preferred stock into Common Stock as if it had occurred as of December 31, 1997.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

  The following table sets forth selected consolidated financial and operating data of the Company for the periods indicated. The selected financial data as of December 31, 1995, 1996 and 1997 and for the years then ended have been derived from the audited financial statements of Teltrust, Inc. and subsidiaries, as audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of December 31, 1993 and 1994 and for the years then ended have been derived from the audited financial statements of Teltrust, Inc. and subsidiaries and the unaudited financial statements of Quest for those years (as combined before restatement for the pooling-of-interests accounting treatment). The selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                      FOR THE YEARS ENDED DECEMBER 31,
                         ---------------------------------------------------------------
                          1993 (1)     1994 (1)       1995         1996         1997
                         -------------------------------------  -----------  -----------
                          (IN THOUSANDS, EXCEPT SHARE, EMPLOYEE AND PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Operating revenues:
  Call processing
   services............. $    19,796  $    26,188  $    29,290  $    33,885  $    46,222
  Calling card
   services.............          33        1,716        4,572        7,216       10,782
                         -----------  -----------  -----------  -----------  -----------
    Total operating
     revenues...........      19,829       27,904       33,862       41,101       57,004
 Cost of operating
  revenues..............      11,519       17,478       23,486       29,301       45,473
                         -----------  -----------  -----------  -----------  -----------
  Gross profit..........       8,310       10,426       10,376       11,800       11,531
 Operating expenses.....       8,517       11,987       14,001       13,615       23,712
                         -----------  -----------  -----------  -----------  -----------
  Operating income
   (loss)...............        (207)      (1,561)      (3,625)      (1,815)     (12,181)
 Other expense, net.....         (90)        (274)        (629)        (732)      (1,037)
 Benefit from (provision
  for) income taxes.....         241          110          783           20           (5)
                         -----------  -----------  -----------  -----------  -----------
 Income (loss) from
  continuing
  operations............         (56)      (1,725)      (3,471)      (2,527)     (13,223)
 Discontinued
  operations, net of
  income taxes..........         295          296        1,380          --           --
                         -----------  -----------  -----------  -----------  -----------
 Net income (loss)...... $       239  $    (1,429) $    (2,091) $    (2,527) $   (13,223)
                         ===========  ===========  ===========  ===========  ===========
BASIC AND DILUTED NET
 INCOME (LOSS) PER
 COMMON SHARE (2):
 Income (loss) from
  continuing
  operations............ $     (0.01) $     (0.48) $     (0.80) $     (0.57) $     (2.47)
 Discontinued
  operations............        0.06         0.08         0.32          --           --
                         -----------  -----------  -----------  -----------  -----------
 Net income (loss)...... $      0.05  $     (0.40) $     (0.48) $     (0.57) $     (2.47)
                         ===========  ===========  ===========  ===========  ===========
 Basic and diluted
  weighted average
  number of common
  shares outstanding....   5,031,054    3,579,005    4,339,117    4,641,999    5,843,313

OTHER OPERATING DATA:
 Employees..............         168          216          574          630          892

                                    FOR THE YEARS ENDED DECEMBER 31,
                               -----------------------------------------------
                                1993      1994      1995      1996      1997
                               -------  --------  --------  --------  --------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital (deficit).... $(4,801) $ (6,857) $ (5,285) $ (1,699) $ (6,041)
 Total assets.................   7,670    11,461    11,588    24,667    25,918
 Long-term debt (including
  capital lease obligations),
  net of current portion......   2,369     3,907     4,421     5,373    14,407
 Stockholders' equity
  (deficit)...................  (1,861)   (3,303)   (3,143)    9,141    (5,659)

---------------------
(1) The financial data for 1993 and 1994 is derived from the audited financial statements of Teltrust, Inc. and subsidiaries financial statements which included $14,302 and $20,029 of total operating revenues; $186 and $(1,873) of operating income (loss), $481 and $(1,577) of net income
    (loss); $5,535 and $8,859 of total assets; and $(1,636) and $(3,213) of stockholders' deficit for 1993 and 1994, respectively, before combination with Quest.
(2) Basic and diluted net loss per common share calculations for 1996 and 1997 include undeclared dividends on preferred stock of $132 and $1,200, respectively. See Note 2 to the Consolidated Financial Statements. In addition, 1993 net income (loss) per common share is presented on a diluted basis. Basic net income (loss) per common share-continuing operations, discontinued operations, net loss and weighted average number of shares outstanding-basic were $(0.01), $0.08, $(0.07) and 3,586,245, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth below and under "Business," as well as elsewhere in this Prospectus. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth under "Risk Factors" and the matters set forth elsewhere in this Prospectus.

OVERVIEW

  Teltrust is a leading independent outsource provider of a broad range of enhanced call processing and calling card services to the domestic telecommunications industry. The Company believes that it offers the most comprehensive suite of services of any independent outsource provider in its industry. This diversified suite of services includes call completion, national directory assistance and third-party verification services in addition to calling card services. Teltrust serves its customers through state-of-the-art technology and switch-based call processing platforms and, as of March 1998, more than 1,000 employees. The Company's customers include RBOC affiliates (such as BSLD and BSPC), pay telephone and hospitality aggregators (such as Peoples Telephone Company, AMI Telecommunications and Global Net), IXCs (such as US Long Distance, WorldCom and LCI International), and other large telecommunications resellers or users (such as TON Services and Eastern Communications Network). The Company has also recently established contractual relationships with affiliates of Ameritech Corporation and emerging telecommunications companies including CLECs (such as Nextlink and Cox Com), wireless providers (such as Centennial Cellular, Omnipoint Communications and PowerTel) and international carriers (such as Justice Technology Corp. and Star Telecommunications). Many customers purchase a number of the Company's services under multi-year contracts and utilize Teltrust to provide complex outsourcing solutions. During the quarter ended March 31, 1998, Teltrust processed over 21 million call processing transactions and decremented more than 17.6 million domestic minutes for its prepaid calling card customers.

  The Company believes the following market factors, among others, create excellent opportunities for growth as an outsource service provider in the telecommunications industry. With the continued increase in telecommunications competition, fostered by the Telecommunications Act of 1996 and subsequent entry of new providers, an increasing number of telecommunications companies are seeking to outsource certain functions, such as those provided by Teltrust, in order to focus capital and other resources on consumer market penetration and core asset deployment. Also critical to these companies is the ability to offer differentiated enhanced call processing services to end-users. Teltrust's growth strategy addresses these two factors by offering customers the ability to bring enhanced services to market in a more expeditious and cost-effective manner when compared to building the necessary infrastructure and expertise to deliver the services internally and enables customers to focus instead on their core competencies and strategies.

  The Company has over 12 years of experience in the telecommunications industry, its predecessor having been incorporated under the laws of the State of Utah as Romney & Johnson Company on July 21, 1986. The Company became one of the largest independent pay telephone providers in Utah by 1988. In 1989, the Company initiated its call completion services business by installing a small switch, along with its own dedicated network lines, and obtaining necessary federal and state regulatory approvals. The Company changed its name on July 31, 1990 to Teltrust, Inc. Since 1992, the Company has expanded its service offerings to include national directory assistance, third-party verification and calling card services. On November 1, 1995, the Company sold all of the assets of its independent pay telephone business in order to focus on its enhanced call processing and calling card service businesses. Effective December 31, 1997, the Company acquired Quest to expand the

Company's calling card services market and infrastructure. TTST Holdings, Inc. was incorporated under the laws of the State of Delaware in April 1998. Following the reorganization of the Company in April 1998, TTST Holdings changed its name to Teltrust, Inc.

  Teltrust's business is primarily transaction-based and operating revenues are recognized as fees are earned for services performed. Depending on the application, fees can be based on a variety of factors, including but not limited to, calls attempted, calls completed, minutes of usage or hours of service. The Company has a recurring revenue stream from a majority of its customers. See "Business--Significant Customer Contracts."

  The Company's costs of operating revenues consist primarily of compensation and benefits for service agents, network and telephony costs, the cost of data for its national directory assistance services and direct overhead costs associated with generating operating revenues.

  Operating expenses consist primarily of salaries, wages and related benefits, sales and marketing costs, professional fees, legal fees, accounting fees, rent, insurance and other general expenses including depreciation and amortization.

RESULTS OF OPERATIONS

  The following table sets forth selected data derived from the Company's statements of operations as a percentage of total operating revenues for the periods indicated.

                                                  FOR THE YEARS ENDED
                                                      DECEMBER 31,
                                                  --------------------------
                                                   1995      1996      1997
                                                  ------    ------    ------
Total operating revenues.........................    100%      100%      100%
Costs of operating revenues......................     69        71        80
                                                  ------    ------    ------
Gross profit.....................................     31        29        20
Operating expenses...............................     41        33        41
                                                  ------    ------    ------
Operating income (loss)..........................    (10)       (4)      (21)
Other expense, net...............................     (2)       (2)       (2)
                                                  ------    ------    ------
Net income (loss) from continuing operations be-
 fore income taxes...............................    (12)       (6)      (23)
Income taxes.....................................      2         0         0
Discontinued operations, net of income taxes.....      4        --        --
                                                  ------    ------    ------
Net income (loss)................................     (6)%      (6)%     (23)%
                                                  ======    ======    ======

  The following table sets forth for the years presented, the total operating revenues of each of the Company's services, within the Company's two business segments, and the percentage of total operating revenues represented by each service:

                                                           FOR THE
                                                  YEARS ENDED DECEMBER 31,
                                                -------------------------------
                                                  1995       1996       1997
                                                ---------  ---------  ---------
                                                    (DOLLARS IN MILLIONS)
Call Processing Services:
  Call completion services..................... $27.8  82% $29.6  72% $38.3  67%
  National directory assistance services.......   0.8   2    2.3   5    4.0   7
  Third-party verification services............   0.7   2    2.0   5    3.9   7
                                                ----- ---  ----- ---  ----- ---
    Total call processing services.............  29.3  86   33.9  82   46.2  81
Calling card services..........................   4.6  14    7.2  18   10.8  19
                                                ----- ---  ----- ---  ----- ---
Total operating revenues....................... $33.9 100% $41.1 100% $57.0 100%
                                                ===== ===  ===== ===  ===== ===

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

 OPERATING REVENUES

  Operating revenues increased $15.9 million, or 39%, to $57.0 million in 1997 from $41.1 million in 1996. Call processing services revenues increased $12.3 million, or 36%, to $46.2 million in 1997 from $33.9 million in 1996. Calling card services revenues increased $3.6 million, or 49%, to $10.8 million in 1997 from $7.2 million in 1996. The primary reasons for the increased revenues can be attributed to: (i) additional business volumes with existing customers,
(ii) business with new customers and (iii) a shift to larger contracts with both new and existing customers.

  The Company's three contracts with BSLD and BSPC accounted for approximately 2.7%, 11.9% and 1.6% of the Company's 1997 consolidated operating revenues, which combined represented 16.2% of the Company's 1997 consolidated operating revenues. There were no other customers that accounted for more than 10% of the Company's consolidated operating revenues during 1997. Furthermore, there were no customers that accounted for more than 10% of the Company's consolidated operating revenues in 1996. See "Business--Significant Customer Contracts."

 COSTS OF OPERATING REVENUES

  Costs of operating revenues increased $16.2 million, or 55%, to $45.5 million in 1997 from $29.3 million in 1996. Approximately $12.7 million of this increase was associated with the 39% increase in operating revenue during 1997 from 1996 levels. The remaining $3.5 million increase can be attributed to: (i) a shift in the mix of operating revenues toward more lower-margin services; (ii) the opening of two new call centers; (iii) increased staffing and training costs; and (iv) additional network and telephony infrastructure required for new business that the Company contracted for in 1996 and 1997. Most of the operating revenues for this new business were not realized in 1997, but are expected to be realized in 1998 and thereafter.

 OPERATING EXPENSES

  Operating expenses increased $10.1 million, or 74%, to $23.7 million in 1997 from $13.6 million in 1996. This increase was primarily due to: (i) a $2.6 million provision for bad debts in 1997 (as opposed to a $0.8 million provision for bad debts in 1996); (ii) the write-down of the Company's investment in, and assets related to, dot.One (formerly Teltrust Data Services, LLC d.b.a. Teltrust.com), which totaled $1.9 million; (iii) costs associated with the Company's acquisition of Quest; (iv) increased depreciation expenses of $ 0.5 million relating to greater capital asset acquisitions and infrastructure enhancements during 1997; (v) increased staffing and related compensation and benefits expense consistent with the 39% growth in 1997 operating revenues; and (vi) increases in operating expenses attributable to the increased business volume in 1997 and the ramp-up of programs to accommodate expected future growth based upon new contracts obtained during 1997.

 OTHER EXPENSE

  Other expense increased $0.3 million, or 42%, to $1.0 million in 1997 from $0.7 in 1996. This increase was primarily attributable to increased interest expense relating to higher borrowing levels in 1997 than in 1996 which was partially offset by increased interest income on higher average cash and cash equivalent balances in 1997.

 INCOME TAXES

  During 1997, the Company's effective income tax rate was less than 1% as a result of recording a valuation allowance against the deferred tax asset resulting from the 1997 net operating loss. During 1996, the Company's effective income tax rate was less than 1% also as a result of recording a valuation allowance against the 1996 net operating loss which was partially offset by a benefit resulting from refunds of previously paid income taxes.

  Certain of the Company's net operating loss carryforwards ("NOLs") are limited by ownership changes (as that term is defined in Section 382 of the Internal Revenue Code of 1986, as amended) that occurred on

January 21, 1997 and December 31, 1997. See Note 7 to the Consolidated Financial Statements for a more detailed discussion of the Company's NOLs.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 OPERATING REVENUES

  Operating revenues increased $7.2 million, or 21%, to $41.1 million in 1996 from $33.9 million in 1995. Call processing service revenues rose $4.6 million, or 16%, to $33.9 million in 1996 from $29.3 million in 1995. The national directory assistance services and third-party verification services revenues increased due to increased business with a broader range of customers and additional revenues being realized from previously secured contracts. Both of these product lines were in the formative stages in 1995 with revenue growth accelerating in 1996. Calling card services grew $2.6 million, or 58%, to $7.2 million in 1996 from $4.6 million in 1995. The Company increased its focus and its sales efforts on larger accounts with longer sales cycles in 1995 and 1996 and was successful in securing a contract with BSLD in November 1996.

 COSTS OF OPERATING REVENUES

  Costs of operating revenues increased $5.8 million, or 25%, to $29.3 million in 1996 from $23.5 million in 1995. Approximately $5.0 million of this increase was associated with the 21% increase in revenue during 1996 from 1995 levels. The remaining $0.8 million increase is attributable to: (i) the opening of a second call center and the corresponding increase in staffing and training costs and (ii) additional network and telephony infrastructure required for new business that the Company contracted for in 1995 and 1996.

 OPERATING EXPENSES

  Operating expenses decreased $0.4 million, or 3%, to $13.6 million in 1996 from $14.0 million in 1995. This decrease of $0.4 million was primarily due to cost reductions by Teltrust during 1996.

 OTHER EXPENSE

  Other expense increased $0.1 million, or 16%, to $0.7 million in 1996 from $0.6 million in 1995. This increase was primarily attributable to increased interest expense relating to higher borrowing levels in 1996 than in 1995 which was partially offset by increased interest income on higher average cash and cash equivalent balances in 1996.

 INCOME TAXES

  During 1996, the Company's effective income tax rate was less than 1% as a result of recording a valuation allowance against the deferred tax asset resulting from 1996 net operating loss which was partially offset by a benefit resulting from refunds of previously paid income taxes. During 1995, the Company's net effective income tax rate (after combining the benefit from income taxes with the income tax provision for the discontinued operations and gain on disposal) was 2%. This net income tax provision primarily resulted from the Company's alternative minimum tax liability. During 1995, the Company provided a valuation allowance against the deferred tax asset resulting from the 1995 net operating loss.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity requirements consist primarily of working capital needs, capital expenditures and payments of interest on its Credit Facility. The Company's working capital requirements have increased largely as a result of higher accounts receivable due to increases in operating revenues. In addition, the Company has purchased and deployed additional property and equipment in anticipation of future operating revenue growth.

  Teltrust had a negative $6.0 million working capital position at December 31, 1997 compared with a negative $1.7 million working capital position at December 31, 1996. This $4.3 million change in working capital was primarily due to the net loss the Company incurred in 1997.

  The Company has a $20.0 million secured operating line of credit with Fleet National Bank (the "Credit Facility"). The Credit Facility expires September 30, 2002 but is subject to quarterly reductions in the commitment amount beginning March 31, 1999 in the following amounts: (i) 3.0% per quarter in 1999; (ii) 5.625% per quarter in 2000; (iii) 9.0% per quarter in 2001; and
(iv) 9.833% per quarter in 2002. Under the terms of the Credit Facility, outstanding borrowings bear interest at the bank's base rate plus 1.5% or the LIBOR rate plus 2.75%, although, these rates can change based upon the ratio of total debt to EBITDA. Availability under the Credit Facility is subject to, among other things, compliance with loan covenants. The Credit Facility contains certain restrictive covenants such as: (i) minimum EBITDA requirements; (ii) minimum interest and debt service coverage ratios; (iii) a minimum fixed charge coverage ratio; (iv) a capital expenditures limitation; and (v) a prohibition against the payment of cash dividends. The Credit Facility is secured by a first priority perfected security interest in all assets of the Company in addition to a pledge of the capital stock of Holdings and its subsidiaries. As of December 31, 1997, the Company had advances under the Credit Facility of $12.1 million with an effective interest rate of 8.8%.

  As of December 31, 1997, the Company had $0.5 million in cash and cash equivalents compared to a total of $8.5 million in cash and cash equivalents and restricted cash at December 31, 1996, a decrease of approximately $8.0 million resulting primarily from the Company's net losses, the expansion of the Company's switch and network infrastructure, and the addition of two new call centers.

 CASH FLOWS FROM OPERATING ACTIVITIES

  Net cash used by operating activities for the year ended December 31, 1997 was $6.7 million, resulting primarily from the net loss for 1997 of $13.2 million. The impact of the net loss was mitigated in part by increases in current liabilities of $7.2 million, depreciation and amortization of $2.0 million, provision for doubtful accounts of $3.6 million and loss on writedown of joint venture of $0.8 million which were partially offset by increases in receivables of $6.6 million due to longer payment terms on larger contracts.

  Net cash used by operating activities for the year ended December 31, 1996 was $3.4 million, resulting primarily from the net loss for that period. The impact of the net loss was mitigated in part by depreciation and amortization of $1.5 million and provision for doubtful accounts of $0.8 million and an increase in receivables of $2.0 million. The use of cash by operating activities in 1995 was primarily due to the Company's net loss of $2.0 million. The net loss was mitigated in part by depreciation and amortization of $1.4 and a provision for doubtful accounts of $0.5 million and increased by
(i) increases in accounts receivable of $1.2 million and (ii) decreases in current liabilities of $1.5 million and a gain not relating to operating activities of $1.6 million. The gain related to the disposal of the assets of the Company's pay telephone business in November 1995.

 CASH FLOWS FROM INVESTING ACTIVITIES

  Cash used in investing activities was $3.2 million for 1997 and was related primarily to $7.2 million of capital expenditures for new switch and computer equipment, software, operator stations, furniture and leasehold improvements for new call centers which was partially offset by use of $4.0 million in cash restricted pursuant to the Company's sale of preferred stock. During the year ended December 31, 1997, approximately $1.0 million of capital equipment was acquired through lease financing.

  Cash used in investing activities was $5.7 million in 1996 and was related primarily to capital expenditures for equipment upgrades and expansion. During the year ended December 31, 1996, approximately $1.9 million of capital equipment was acquired through lease financing. In addition, $4.0 million of the proceeds from the Company's sale of preferred stock was restricted for capital expenditures. Net cash provided by investing activities in 1995 was $2.5 million. Approximately $1.1 million was used for the purchase of equipment which was offset by proceeds from the sale of the Company's pay telephone operations for $3.7 million. Capital equipment acquired through lease financing was $0.5 million during the year ended December 31, 1995.

 CASH FLOWS FROM FINANCING ACTIVITIES

  Net cash provided from financing activities for the year ended December 31, 1997 was $8.9 million resulting primarily from $12.1 million in borrowings under the Company's line of credit which was established in November 1997, the use of $2.9 million of restricted cash to repurchase common stock and retire debt and $0.8 million from the exercise of warrants, offset by $3.1 million in notes payable that were retired in conjunction with the Quest acquisition, $2.4 million in payments made to repurchase the Company's common stock and $1.5 million in other debt and capital lease obligations that were retired.

  Net cash provided from financing activities for the year ended December 31, 1996 was $10.2 million resulting primarily from $14.5 million of proceeds from the sale of preferred stock, $1.5 million from the issuance of notes relating to Quest and $0.5 million of proceeds from the issuance of subordinated notes payable offset by $3.1 million in notes that were retired during 1996 and $0.3 million in capital lease obligations that were retired. In addition, $2.9 million of the proceeds from the sale preferred stock was restricted for the retirement of debt.

  Net cash provided from financing activities for the year ended December 31, 1995 was $3.0 million resulting primarily from the issuance of $4.9 million in notes payable net of $1.5 million in notes that were retired in 1995 and $0.4 million in capital lease obligations that were retired.

 FUTURE CAPITAL NEEDS AND RESOURCES

  The Company expects to incur approximately $7.8 million in capital expenditures during 1998 for: (i) additional switches, (ii) software, (iii) network capability, (iv) telephony infrastructure and (v) the expansion and improvement of the Company's facilities including its corporate offices and call center operations. The Company will also use capital to repay principal and interest on indebtedness.

  The Company believes that its existing cash and cash equivalents, availability under the Credit Facility and expected cash from operations will be sufficient to fund its operating activities at least through the end of 1998. See "Risk Factors--Future Needs for Additional Financing."

IMPACT OF INFLATION

  Teltrust does not consider inflation to have had a material impact on the results of operations for the years ended December 31, 1995, 1996 and 1997.

YEAR 2000 COMPLIANCE

  The Company believes that it has achieved substantial compliance on all systems and software utilized in its operations. At present, the fraud control systems at each of the Company's sites are not yet Y2K compliant. However, each of the systems is being upgraded, with a target compliance date of September 1998. The Company expects its total cost to achieve Y2K compliance to be between $100,000 and $150,000. See "Risk Factors--Year 2000 Compliance" and "Business--Operations and Technology--Year 2000 Compliance."

SEASONALITY

  The Company's business follows the seasonal trends of its customers' businesses. The Company generally experiences lower operating revenues during the first and fourth quarters of each calendar year due to seasonal travel and vacation patterns and reduced sales efforts by the Company's customers.

                                   BUSINESS

  Teltrust is a leading independent outsource provider of a broad range of enhanced call processing and calling card services to the domestic telecommunications industry. The Company believes that it offers the most comprehensive suite of services of any independent outsource provider in its industry. This diversified suite of services includes call completion, national directory assistance and third-party verification services in addition to calling card services. Teltrust serves its customers through state-of-the-art technology and switch-based call processing platforms and, as of March 1998, more than 1,000 employees. The Company's customers include RBOC affiliates (such as BSLD and BSPC), pay telephone and hospitality aggregators (such as Peoples Telephone Company, AMI Telecommunications and Global Net), IXCs (such as US Long Distance, WorldCom and LCI International), and other large telecommunications resellers or users (such as TON Services and Eastern Communications Network). The Company has also recently established contractual relationships with affiliates of Ameritech Corporation (ACI and ASI) and emerging telecommunications companies including CLECs (such as Nextlink and Cox Com), wireless providers (such as Centennial Cellular, Omnipoint Communications and PowerTel) and international carriers (such as Justice Technology Corp. and Star Telecommunications). Many of the Company's customers purchase a number of the Company's services under multi-year contracts and utilize Teltrust to provide complex outsourcing solutions. During first quarter ended March 1998, Teltrust processed over 21 million call processing transactions and decremented more than 17.6 million domestic minutes for its prepaid calling card customers.

INDUSTRY OVERVIEW

  During the 1990s, changes in the regulatory environment and the emergence of new technologies have created a growing and fiercely competitive environment in the telecommunications industry. As a result, telecommunications companies, including RBOCs, IXCs, LECs, CLECs and wireless providers, are evaluating their existing services and seeking opportunities that will allow them to compete more effectively, reduce operating costs, and increase usage, market penetration and customer retention. Many of these companies are seeking access to call completion services, national directory assistance services and calling card platforms which are considered essential by end-users. Partnering with an outsource provider, such as Teltrust, allows telecommunications companies to bring new value-added products and services to market in a more expeditious and cost-effective manner than by building the necessary infrastructure to provide such services internally and enables telecommunications companies to focus on their core competencies and strategies. Additionally, such consumer service providers, through outsourcing, are able to focus capital and other resources on marketing, in addition to building and maintaining switching and network capacity. The Company believes that an increasing number of telecommunications companies consider outsourcing a critical element in executing their business plans as evidenced by the emergence of growing numbers of third-party billing, customer care and calling card service providers.

  According to FCC reports, the telecommunications market in the United States, including local, long distance, wireless and prepaid calling, comprised an overall market estimated at more than $220 billion in 1996. In addition, CLEC and wireless markets are growing at rates in excess of the telecommunications industry as a whole, thus attracting new entrants into those markets. As a result, the competitive environments in which telecommunications companies compete for market share are being reshaped, placing increasing demands on these companies to establish and differentiate themselves in order to penetrate new markets and retain existing business. Outsourcing allows new entrants in the telecommunications industry to accomplish these goals without incurring extensive capital expenditures.

TELTRUST'S COMPETITIVE ADVANTAGES

  Teltrust provides telecommunications companies with a broad range of flexible and cost-effective solutions to their call completion, national directory assistance, third-party verification service and calling card needs. The Company believes that its services allow its customers to: (i) offer new, value-added services to their retail customers, (ii) expand and enhance traditional services such as agent-assisted, calling card and directory assistance calling, (iii) reduce capital expenditures and operating costs through outsourcing, and (iv) differentiate themselves in markets in ways that enhance brand recognition and customer loyalty.

  The Company believes that the following constitute key competitive advantages in its ability to successfully market and deliver to its customers and potential customers the enhanced call processing and calling card services they need:

 FOCUS ON PROVIDING WHOLESALE OUTSOURCE SERVICES

  Teltrust offers its diversified suite of enhanced call processing and calling card services on a wholesale basis to companies in the telecommunications industry. The Company's ability to provide a diversified suite of outsource services to its customers distinguishes Teltrust from most of its competitors who provide a more limited range of services. In addition, unlike many other providers of call processing services, the Company does not compete with its customers in their core businesses or target the end-users of their products and services. Because Teltrust does not engage in mass market operations, it is able to direct its service, technical and other resources toward offering and developing a broad array of enhanced call processing and calling card services to telecommunications companies. The Company believes that telecommunications companies are increasingly seeking to outsource functions to specialized third-party service providers, particularly those who can offer a wide array of services.

 PROVEN AND FLEXIBLE OPERATING INFRASTRUCTURE AND TECHNOLOGY

  The Company's advanced technology and infrastructure has met and continues to meet the rigorous service performance standards of its customers. The Company believes its proven infrastructure and technology are key differentiating factors in furthering existing relationships and attracting new customers. In addition, the Company's flexible infrastructure allows it to customize services to meet its customers' changing needs. The call processing software resident in its switch platforms offers flexible call treatment and routing options, and the search engine technology utilized in national directory assistance services offers enhanced search capabilities and service agent responsiveness. Components of the Company's call completion platforms and calling card platforms are proprietary and have been developed to offer a highly versatile approach to service delivery and have been tested over several years of operations.

 EXCELLENCE IN CUSTOMER SERVICE

  Teltrust is committed to providing excellent service to its customers and strives to respond to their individual needs. For example, many of Teltrust's customers need to provide call processing and calling card services to end-users who do not speak English. The Company believes that its ability to offer service to its customers in over 20 foreign languages has been an important factor for many of its customers in choosing Teltrust as its service provider. Teltrust's customer support staff works closely with its customers to establish quality standards and tailor the Company's services to meet the individual needs of such customers. Service representatives participate in extensive training that emphasizes courtesy, accuracy and time of response to callers.

 DEMONSTRATED PERFORMANCE AND EXPERIENCE

  Since its founding in 1986, Teltrust has developed the infrastructure, technology and operating methods and procedures necessary to secure ongoing relationships with telecommunications companies. The Company provides reliable and high quality enhanced call processing and calling card services as measured against the stringent contractual performance standards that its customers demand. The Company believes this experience has positioned it as a recognized provider of high quality services and has enabled it to attract customers such as BSLD, BSPC, ACI and ACS, LCI International, Cox Com and Nevada Bell. Additionally, the Company believes its demonstrated performance for existing clients has prompted such clients to turn to the Company to fulfill their expanding service needs.

TELTRUST'S GROWTH STRATEGY

  Teltrust's goal is to be the premier provider of outsourced enhanced call processing and calling card services. The key elements of the Company's focused growth strategy are as follows:

 CROSS-SELL TO EXISTING CUSTOMERS

  The Company is focusing on expanding current customer relationships by cross-selling additional services. The majority of the Company's customers require many or all types of services the Company provides as part of its end-user service offerings. Local, long distance and wireless providers offer call completion and national directory assistance as standard services to their retail customers, and many also offer prepaid calling card programs. In addition, many of the Company's customers operate in regulated environments requiring third-party verification of new service orders. The Company has been successful in forming relationships in which its customers purchase one or, more frequently, a combination of the Company's enhanced call processing and calling card services. In some instances, network connectivity between the Company and a particular customer for a single service can be utilized for the provision of additional services, increasing operating efficiencies for the customer, the Company, or both.

 SECURE NEW CUSTOMERS

  The Company is expanding its customer base by continuing to target RBOCs, IXCs, LECs, CLECs, wireless providers and others that are not currently customers. Such companies are seeking cost-effective and flexible ways to provide enhanced services such as those offered by Teltrust to distinguish themselves in retail markets. The Company intends to use its operating experience, product strength and position in the marketplace to capture increased market share and become the leading provider of outsourced enhanced call processing and calling card services. The Company also intends to generate growth by expanding its current service offerings to new markets. Further, as deregulation continues and competition expands in international telecommunications markets, the Company intends to offer its suite of call processing and calling card services to international carriers. In addition, deregulation of the public utility industry may lead to opportunities to utilize the Company's third-party verification services in new markets.

 DEVELOP ADDITIONAL SERVICES

  The Company believes that telecommunications companies seeking to outsource call processing and calling card functions will increasingly rely on full-service outsource providers who can offer a broad array of high-quality services. To meet this demand, the Company intends to continue to expand the types of services it offers to meet its customers' expanding needs. One current example of a new service is the Company's proprietary B.O.S.S.TM system which expedites carrier change orders. Possible additional service offerings could include international directory assistance and enhanced calling card features such as conferencing, "follow me/find me" service and speed-dialing.

 MAINTAIN HIGH LEVELS OF CUSTOMER SATISFACTION

  The Company intends to continue to provide superior customer service in order to maintain and enhance its reputation as a leading independent provider of outsourced call processing and calling card services. By responding to the individual needs of customers, tailoring its services to those needs and delivering its services professionally and efficiently, the Company believes it will continue to be regarded as a high quality provider of such services.

 LEVERAGE OPERATING INFRASTRUCTURE

  Teltrust's operational structure provides opportunities to realize operating leverage as the Company expands its business to meet the needs of current and future customers. The Company currently operates 14 switches at 11 locations in five cities, maintains network facilities in 24 states, operates four service agent centers and employs, as of March 1998, more than 1,000 people. In 1997, the Company upgraded and expanded certain switch sites and invested in additional service agent centers. The flexible architecture of the Company's infrastructure facilitates network connectivity between Teltrust and its customers. Once it establishes a connection in order to provide a service to a customer, the Company is often able to leverage this relationship to provide additional services with the existing network connection. Additionally, the Company has significant infrastructure capacity. As a result, the Company can realize greater efficiencies through growth in its business.

 CONSIDER STRATEGIC ACQUISITIONS

  The Company's business strategy includes consideration of strategic acquisitions in complementary and existing business areas, which may facilitate more effective and rapid development of a broader array of services or expansion of existing services than developing these service capabilities internally. As an example, the Company's acquisition of Quest expanded Teltrust's presence in the calling card services market and enhanced its technology base.

DESCRIPTION OF TELTRUST SERVICES

 ENHANCED CALL PROCESSING SERVICES

  Teltrust provides its customers with a variety of enhanced call processing services. These services provide the Company's customers the ability to distinguish themselves in mass markets, bring products and services to market faster and reduce operating costs. The Company's suite of enhanced call processing services includes (i) call completion services, (ii) national directory assistance and (iii) third-party verification services.

  CALL COMPLETION SERVICES. The Company provides call completion services to many sectors of the telecommunications industry, including RBOCs, IXCs, LECs, CLECs, wireless providers, pay telephone and hospitality aggregators, telecommunications resellers and international carriers. Customers of the Company's call completion services include RBOC affiliates, such as BSPC and BSLD; pay telephone and hospitality aggregators, such as Peoples Telephone Company, Global Net and AMI Telecommunications; and IXCs, such as Access Long Distance and Tel America/Kenna Communications. The Company also recently entered into an agreement with an affiliate of Ameritech Corporation and emerging telecommunications companies including CLECs, such as Cox Com and Comcast Telecommunications. Teltrust's call completion services consist of automated or live agent assisted calling card calling, collect calling and third-party billed calling. The Company generally earns revenues from its call completion services customers on a per-completed call, per call-attempt or per-minute-of-use basis.

  The Company's call completion services are delivered through the use of state-of-the-art automated call processing platforms and highly trained service agents. The Company provides call completion services from call processing platforms located in Salt Lake City, Atlanta, Los Angeles, Miami, and New York City, and from three service agent centers located in Salt Lake City. Call completion services are accessed when users dial proprietary 1-800 numbers (e.g. 1-800-BELLSOUTH(TM) or 1-800-AMERITECH(TM)), 0 + area code and phone number or 00 or 0. Calls being transported to Company facilities for call completion services are dependent on network routing, programming of premise equipment, or customer switch to Company switch connections.

  When a call is routed to Company telecommunications switches for service, databases are accessed to determine the type of service(s) to be provided. Switching databases capture the incoming circuit identification, and the line number (i.e., the phone number) from which a call was originated. Customer specific configurations are implemented at the time of service initiation based on customer requirements. These configurations instruct switching systems how to treat a call based on circuit identification and/or line number. The Company's switching databases employ extensive use of local and wide area networks and are centrally managed from the Company's headquarters in Salt Lake City. See "Business--Operations and Technology."

  In conjunction with providing call completion services, the Company also offers STATUS(TM), a proprietary refund and repair service that enables callers who are experiencing difficulty in completing a call or who may have lost money at a pay telephone to register their complaint and either arrange to receive a cash refund or have their call completed at no charge (or free call completion service). Each call that identifies a problem with a telephone location results in a "trouble ticket" being posted on an electronic bulletin board to enable the Company's customer to retrieve the information and take corrective measures. The Company has developed a sophisticated fraud control system in conjunction with its free call completion service, without which system the offering of free calls would entail a high degree of risk of fraudulent abuse of the system. Customers who utilize the Company's free call completion service are able to realize substantial savings by avoiding the expense of mailing small refund checks, and they are able to minimize their risk of losses from callers abusing the system by making repeated requests for free calls. Among the Company's clients utilizing this service are Peoples Telephone Company and Nevada Bell.

  One of the Company's advantages in the marketplace is its ability to offer multiple services from a single platform. In addition to traditional calling card, collect or third-party call options, the Company can implement enhanced service options for its customers. For example, a customer may wish to offer their telecommunications cardholders the ability to access national directory assistance or customer service, in addition to traditional call completion options, by dialing "0" or a proprietary "1-800" number. The Company believes its ability to integrate service offerings in this fashion provides a competitive advantage.

  According to industry reports, it is estimated that calling card or agent-assisted calls generate more than $13.0 billion in revenue per year. The vast majority of these calls are handled by the major IXCs, such as AT&T, MCI and Sprint, the RBOCs and GTE. Over the last five or more years, the telecommunications industry has seen a significant transition to "access code" calling, such as 1-800-BELLSOUTH(TM). These calls, handled by automated platforms or live operators, are generally billed to IXC- or LEC-issued calling cards or are collect or third-party billed. Many second and third tier IXCs, as well as CLECs and wireless communications providers, simply route these calls, from their telephony switches, to the major IXCs or RBOCs for call completion, instead of building the necessary infrastructure to handle such calls. Historically, these calls were placed by consumers dialing "0" plus the area code and the number to which they wished to be connected.

  With increased competition in telecommunications markets, many telecommunications companies seek a more economical way to provide call completion services to end-users, and expect increased flexibility and functionality in the platforms and operators who provide such services. The Company has developed and deployed systems, technology, management and trained service agents to deliver a broad range of call completion services. These services are distinguished by branding capabilities and enhanced functionality resident in platforms to which such "0" or "1-800" calls are routed.

  NATIONAL DIRECTORY ASSISTANCE SERVICES. The Company currently provides national directory assistance services to many sectors of the telecommunications industry including RBOCs, IXCs, LECs, CLECs, wireless providers, pay telephone and hospitality aggregators, telecommunications resellers and international carriers. Customers of the Company's national directory assistance services are telecommunications aggregators, such as Eastern Communications Network, and IXCs, such as US Long Distance (recently acquired by LCI International), Total Tel and Coastal Telephone. The Company has also established relationships with wireless providers, such as Omnipoint Communications, CellularOne of Springfield, Centennial Cellular and PowerTel, and CLECs, such as Cox Com. Teltrust provides national directory assistance service covering the entire United States, Puerto Rico and the United States Virgin Islands. The Company earns revenues from its national directory assistance operations on a per-call basis.

  One of the advantages of the Company's national directory assistance services is that a user does not need to know the area code for the listing being requested. This is an important feature given the recent proliferation of new area codes throughout the United States. Under traditional directory assistance service models, if a user dialed 213-555-1212 to find a listing in Los Angeles, but the desired listing was in the 310 area code, the user would need to hang up and dial 310-555-1212 to access the listing. Teltrust's national directory assistance services can provide the 310 listing even if the user dialed 213-555-1212. Additionally, listings can be provided for different geographic regions during the same call.

  Teltrust's national directory assistance service has a number of enhanced features, including automated national directory assistance call completion services. A user has the option, after having received the listing, of automatically being connected to the listing received. The Company's wireless provider customers, in particular, find this option attractive in enhancing "ease of use" for their subscribers. Industry estimates indicate that by the year 2000 calls placed through wireless providers will account for 50% of all directory assistance calls. The Company's national directory assistance services can also provide reverse search listings to an end-user who has a phone number for which a name listing is sought. Additionally, the Company's systems can provide listings based on a single key word search criterion. For example, if an end-user is on California Street in San Francisco, and is looking for the nearest flower shop, national directory assistance can provide a listing by searching on the entry "flower" and the entry "California Street" in San Francisco. In addition, the Company's national directory assistance services can perform searches by standard industrial classification code.

  The Company utilizes a leading national database provider to supply the data used by the Company in providing national directory assistance services. Additionally, the Company has access to Electronic Directory Assistance databases maintained by LECs. Access to such data enhances the Company's accuracy in providing listings to callers and provides it with a competitive advantage in the marketplace.

  In late 1997, the Company invested in substantial system upgrades to further enhance its national directory assistance services. The upgrades are expected to provide additional value-added service components to the existing national directory assistance service, reduce Company operating costs by providing additional staff management tools and enhancing system interface for service agents and provide the Company with the ability to offer a stratified product set to meet its customers' demands.

  According to industry reports, it is estimated that directory assistance calls generate more than $1.5 billion in revenue per year. The directory assistance market has historically been primarily served by the RBOCs and other traditional LECs such as GTE. Only recently has the market seen IXCs and other directory assistance companies provide this service. This is due to the fact that the RBOCs and LECs issue a phone number when local service is initiated for a residence or business and therefore have been the parties who control and maintain the data regarding phone numbers and addresses. The RBOCs and LECs operate directory assistance centers within their respective regions and ultimately handle most calls needing a directory listing for residences or businesses served by that RBOC or LEC. This historically included providing service to IXCs and wireless providers. For example, if a long distance carrier customer dialed information for a listing in another state, the long distance carrier would typically route that call to the LEC that provided local service to that listing.

  With the advent of national listing databases, long distance and wireless providers have an alternative and can begin to purchase directory assistance service from new competitive providers. During recent years, the market has seen companies develop comprehensive and updated national listing databases, followed by companies who set up operations to utilize such data for directory assistance resale. These databases are typically comprised of any number of input sources, including white and yellow page listings and the purchase of RBOC and LEC data.

  The demand for competitive directory assistance service has grown in recent years, in large part due to increased competition among established local and long distance carriers and wireless providers, as well as new entrants in each of these markets. Telecommunications companies are looking to single source, competitive alternatives to provide their retail customers with national directory assistance, complemented by enhanced services. The introduction of national "411" directory assistance by some of the RBOCs has heightened consumer awareness of national directory assistance, and has set the stage for local competitors also requiring a national product. Competition in the directory assistance marketplace has also spurred innovation and resulted in increased functionality of directory assistance platforms, above and beyond the typical playback of a listed number. For many companies, a single source, national provider can reduce network interconnection costs and provide branded service, something historically not available from the RBOCs and LECs. The Company has established key relationships with data providers and deployed highly technical database interface software to take advantage of this trend, with the goal of becoming the premier national directory assistance provider in its markets.

  THIRD-PARTY VERIFICATION SERVICES. The Company is one of the leading independent providers of third-party verification services to telecommunications companies in the United States. The Company recently expanded operations into a new service agent center with 250 stations dedicated to its third-party verification services. Utilizing a strong management team and sophisticated call management and digital recording technology, the Company provides third-party verification services to all sectors of the telecommunications industry. Customers utilizing the Company's third-party verification services include IXCs, such as LCI

International and WorldCom, and telecommunications resellers, such as The Furst Group and Cydcor. The Company also recently entered into agreements to provide third-party verification services to an RBOC affiliate, US West Communications, CLECs, such as Cox Com and Comcast Telecommunications and international carriers, such as Star Telecommunications and RSL Com U.S.A.

  Third-party verification is an FCC requirement designed to protect consumers from a practice known as "slamming," which is the unauthorized switching of an end-user's IXC or LEC without first obtaining the consent of the end-user. Slamming first emerged as a significant problem in the late 1980's and early 1990's with the emergence of significant competition in the long distance marketplace. Hundreds of new long distance carriers and resellers began competing with AT&T through a variety of innovative marketing approaches including telemarketing. The increase in competition in the long distance marketplace benefited end-users by lowering long distance charges significantly, but it also created an environment that made slamming all too common. By 1996, the FCC and many state PUCs received more complaints regarding slamming than any other issue.

  To deter slamming, in 1992 the FCC ordered all IXCs to implement one of four procedures to verify long distance service change orders generated by telemarketing. The four alternatives are: (i) obtain a written Letter of Agency from the end-user; (ii) receive confirmation from the end-user via a toll-free number provided exclusively for the purpose of confirming change orders electronically; (iii) use an independent third party to verify the end-user's order; or (iv) send an information package that includes a postpaid postcard which the end-user can use to deny, cancel or confirm a service order, and wait 14 days after mailing the packet before submitting the preferred IXC change order. Because the third option, the use of an independent third party to verify an end-user's order, is the quickest way to effect the change to an end-user's preferred IXC, most IXC's have adopted this option when telemarketing their services. It is estimated that more than 40 million third-party verification transactions were processed in the United States in 1997. With the passage of the Telecommunication Act of 1996 and the emergence of telecommunications competition in local markets, Congress, the FCC, state PUCs and numerous other consumer protection organizations have begun to evaluate the need to implement third-party verification and other anti-slamming measures on a broader scale than is currently in place in the long distance marketplace. For example, the FCC has proposed to amend its rules to apply the four verification procedures described above to changes in local exchange, as well as long distance, services.

  In addition to the FCC's efforts to expand verification requirements to all carriers, several state PUCs have implemented anti-slamming rules, which the Company believes will result in the increased need for the Company's third-party verification services. For example, on January 1, 1997, the State of California implemented rules that expanded the requirements for third-party verification services by requiring that an independent third-party verification company verify any residential subscriber carrier change, no matter how the carrier marketed its services to the residential consumer. Numerous other states have either implemented new verification requirements or are in the process of implementing verification requirements to combat slamming.

  The Company believes third-party verification services will benefit from regulatory changes taking place in the United States telecommunications industry. Third-party verification should become increasingly important as telecommunications competition increases at the local level. The Company believes that deregulation in other monopoly markets such as gas and electric utilities may also create new demand for third-party verification services beyond the telecommunications industry.

 CALLING CARD SERVICES

  The Company's calling card services are provided through two applications: wholesale service applications and co-branded applications. Wholesale service applications customers purchase network and platform services from the Company on a "minutes of use" basis. Such customers have their own distribution or end-user bases in place and outsource the telecommunications carriage and technology provision. Certain customers, including IXCs, CLECs and others, may utilize an existing network and simply route calls over that network to the Company's platforms, paying the Company solely for the use of its call processing technology. The Company also works closely with its customers to offer additional enhanced services to end-users. Customers of co-branded service applications purchase cards from the Company at a discount from retail value. Customers in this market segment are generally retail chains who wish to offer patrons prepaid calling cards in their name. Customers utilizing the Company's calling card services include TON Services (an affiliate of one of the largest operators of truck stop fueling and convenience facilities in the United States) and ACI. In co-branded service applications, the Company provides services to retailers, such as Heilig Myers and El Amal, a Puerto Rico-based convenience and drug store chain.

  All customers have access to state-of-the-art point-of-sale activation technology, offering users quick, convenient activation of accounts. The Company also can supply ready-to-use displays for its customers' outlets. Customers are able to leverage the Company's technology to offer end-users multiple services from a single access point. Enhanced services available as part of the Company's calling card services include: voice mail, fax capabilities, the ability to purchase other types of products, and access to weather and stock market reports. The Company's technology also provides its customers with the ability to quickly refresh cards for re-use.

  Point-of-sale activation and refresh technology is a critical component of prepaid calling card services. Generally, cards are either "active" on the shelf or activated by swiping an exposed magnetic strip at the time of end-user payment. Such programs generally utilize cards carrying certain denominations of value, such as $10, $25 or $50. The Company has developed technology allowing retail locations to stock cards that carry no pre-determined denomination or value. The end-user elects how much credit to purchase, and upon remittance of payment, the card is swiped through a cash register or credit card verification machine, and instantly activated in the Company's platforms. Cards can be refreshed either at a point of sale or through a customer service agent over the telephone. The Company is also deploying postpaid applications utilizing its technologically advanced existing prepaid platforms. The Company's objective is to provide a robust, flexible calling card platform giving Teltrust customers the ability to offer a broad range of services with flexible payment options.

  Prepaid calling cards have been widely accepted and used for many years outside of the United States and have become an increasingly accepted method of payment for away from home calling over the last four years in the United States. The prepaid calling card segment is now one of the fastest growing segments in the telecommunications industry and is estimated in industry reports to be a $2.0 billion market by 2000. Prepaid calling cards allow the consumer to purchase a pre-determined amount of calling value. Cards are usually purchased in grocery stores, drug stores, convenience stores and other retail locations. A prepaid calling card enables a consumer to place local, long distance and international calls from virtually any touch tone phone. Callers dial special "1-800" numbers, are prompted for a card number and PIN, and then given access to Company platforms for a variety of service options. End-users in the United States are increasingly finding prepaid calling cards advantageous and convenient. With prepaid calling cards, users receive no monthly billing statement, can purchase and refresh cards by purchasing additional minutes based on their calling needs, and the risk of fraud or theft is limited to the purchased amount of time on the card.

  In December 1997, the Company completed the acquisition of Quest and combined its calling card operations with those of the Company. Quest is a ten-year old company and over the last five years has been a pioneer in the United States prepaid calling card market, being one of the first prepaid service companies to be fully tariffed for service provision in the entire United States. Quest has developed and deployed sophisticated and flexible proprietary technology, utilizing Harris Digital Telephone Systems ("Harris") telephony switches similar to those used by the Company. The Company believes the acquisition will enable it to offer its customers a broader range of services, position it for additional growth and enhance the Company's focus on the ongoing growth of prepaid and postpaid calling card revenues and profits. The Quest transaction was the Company's first acquisition and was executed as a strategic expansion of an existing service. Certain economies of scale are anticipated to be realized from the acquisition, including purchasing power relative to network transmission, the primary cost in the provision of prepaid services.

SALES AND MARKETING

  The Company markets its services through its executive management, sales management, customer support and marketing teams. Executive level personnel are based in Salt Lake City and Atlanta, and the Company has sales representatives in several other locations in the United States. Sales and marketing strategies focus on leveraging initial service contacts to include additional services and often cross multiple vertical markets, taking advantage of the Company's diversified suite of services.

  Product management teams facilitate the Company's marketing strategies through: (i) market research performed in-house and by outside specialty firms; (ii) evaluations of the Company's product lines vis-a-vis its competition; (iii) product enhancements required to meet vertical market demands; and (iv) product development recommendations to meet short and long-term marketing and profitability goals.

  In Salt Lake City, the Company's sales force is comprised of three sales executives and five sales professionals. This staff focuses primarily on the following markets: RBOCs, IXCs, LECs, CLECs, wireless providers and calling card service providers. In Atlanta, the Company has a sales executive and professional staff focused on the calling card services market. Additionally, the Company has sales professionals located in Chicago, Las Vegas and Vero Beach who serve clients in the pay telephone provider and hospitality service markets. The Company also engages a limited number of brokers or non-employee sales aggregators nationwide. Sales cycles are typically measured in months.

  An important component of the Company's sales and marketing efforts is its customer support team. Once the sales staff has secured a customer contract, Teltrust's customer support specialists work closely with the new customer to coordinate operations set up and implement the appropriate technical interface applications, such as switch interfaces and customized data communications processes. In addition, the customer support staff works with the Company's clients to establish quality standards and tailor Teltrust's services to the individual needs of such customers. In addition, as customer support specialists learn about new customers, they work with sales and marketing personnel to attract these customers to other components of the Company's suite of services.

  The Company's advertising and promotional activities include the production of a variety of sales and marketing materials across all markets served. The Company advertises in prominent trade publications, and produces white papers and feature articles aimed at local and national publications. The Company has a public relations program assisted by an outside public relations firm for development of press materials and participates in major industry trade shows in all of the Company's vertical markets.

OPERATIONS AND TECHNOLOGY

  The technology segments that support the Company's operations are (i) switching and service agent centers, (ii) network technology, (iii) information systems and (iv) remote systems and a network control center.

  SWITCHING AND SERVICE AGENT CENTERS. The Company utilizes Harris 2020 switches for both tandem and operator switching systems for its call processing and calling card services. The Company utilizes the Harris Protocall operator services systems for automated and live agent services. In its calling card operations, the Company utilizes the Harris 2020 system as the base switching system. The Harris 2020 system is modular and scalable in design allowing for cost-effective systems deployment from 768 to 10,000 ports. The Harris 2020 system is fully certified for Class 4 (tandem), agent services/ACD and Class 5 (local exchange) operation, is fully Signaling System 7 ("SS7") compliant and has full critical component redundancy for network reliability. In addition to such designed redundancy, each site has been configured with fully redundant and dual redundant SS7 links, battery back-up and triple redundant common control links from all sites to the Salt Lake City tandem and network operations center. All sites are also supported by emergency power systems.

  Switching sites for its call processing services currently include the principal tandem location in Salt Lake City, four additional switching sites in the Salt Lake City area and remote switching sites in Atlanta, Miami, Los

Angeles and New York City. Switching sites for the Company's calling card operations currently include Salt Lake City and two switches in Atlanta. The Company currently plans to install several new switch sites in 1998 to accommodate additional business under contract.

  The following chart depicts the Company's switch deployment as at March 31, 1998:

                                      NUMBER    NUMBER      % PORT    TOTAL PORT
CITY                                 OF SITES OF SWITCHES UTILIZATION  CAPACITY
----                                 -------- ----------- ----------- ----------
Salt Lake City......................     5          6          55%      32,000
Atlanta.............................     2          4          60       28,000
Los Angeles.........................     2          2          50       14,000
Miami...............................     1          1          45       10,000
New York City.......................     1          1          72        2,000
                                       ---        ---                   ------
    Total...........................    11         14          55       86,000
                                       ===        ===                   ======

  The Company presently operates three service agent centers in Utah and one service agent center in Atlanta, Georgia. An additional Utah-based service agent center (Clearfield) is planned to be utilized beginning in the quarter ending September 30, 1998. The following chart depicts the Company's service agent center capacity at March 31, 1998 (including the Clearfield facility):

                        STATION    STATION       %
SERVICE CENTER          CAPACITY UTILIZATION UTILIZATION        SERVICE
--------------          -------- ----------- ----------- ----------------------
Gatty Center(1)........   269        202          75%    Call Completion,
                                                         National Directory
                                                         Assistance, STATUS(TM)
Teltrust West Center...   250        100         40      Third-Party
                                                         Verification
Cottonwood Center......   219         86         39      Call Completion,
                                                         National Directory
                                                         Assistance, Calling
                                                         Card Services
Clearfield Center......   150          0          0      As Required
Atlanta Center.........    60         10         12      Calling Card Services
                          ---        ---
    Total..............   948        398         42(1)
                          ===        ===

--------
(1) The Company expects to terminate its operations at the Gatty Center in November 1998. Termination of such operations will result in a station-capacity reduction of 269 stations. Such capacity loss is expected to be offset, however, by the planned opening of an additional Utah-based service agent center in the quarter ending September 30, 1998 that would provide approximately 125 additional stations. After giving effect to a net 144-station capacity loss, the Company's utilization of its station capacity on a pro forma basis at March 31, 1998 would be 50% of capacity rather than 42%. The Company believes, however, that its current capacity is adequate for its existing business and that it will have the ability to add additional station capacity when required in the future.

  The Company operates a proprietary Least Queue Routing system for its call processing services to provide the network the ability to query the service agent center command routing database prior to selecting a location to which to route each call. This system allows the network to be updated every second as to the availability of agents in each functional service center which increases overall efficiency while adding a level of redundancy not otherwise available.

  NETWORK TECHNOLOGY. The Company has developed a communications and control network between all remote locations and the Salt Lake City main tandem and the Company's network operations control center. The Company's communications and control network provides triple redundant high-speed data communication between each site and the main tandem, all service agent centers, the information systems center and the network operations center. Each independent function within the network that requires command and control is not only triple redundant but all circuits are also routed on diverse routes for greater reliability.

  The network technology operation utilizes highly reliable communications equipment such as Codex, Cisco routers, Cisco ATM and 100Mb wide area data networks. The Company has also embarked on a program of developing an even higher level of network reliability with the deployment of synchronous optical network self-healing technology between all locations in the greater Salt Lake City area.

  INFORMATION SYSTEMS. The Company's information systems operation is based on client server technology. Network data is processed by the information systems department into a base call record. The Company utilizes the base call record to deliver all revenue, traffic, utilization, exception and agent activity reports. Complete and comprehensive reporting packages have been developed over the last seven years. Network technology provides dual redundant data feeds from all sites to the information systems operations. Data feeds are both real time and hourly. Dual real-time feeds are crosschecked to each other and the dual hourly feeds are also checked to each other. Accuracy is further maximized by cross checking the real-time feeds to the hourly feeds. Data processing systems are all client server systems with redundant or triple redundant mission critical components. Quality control processes are managed by the Company's information systems support and quality control group within the information systems department. The Company has taken aggressive steps to ensure that its information systems are able to consistently handle and process information using post-year 2000 date information.

  REMOTE SYSTEMS AND NETWORK CONTROL. The Company presently monitors and manages all sites, including all Salt Lake City sites, remotely from the technical operations center. The present remote systems and network control operation allows the Company's technical and engineering staff to manage and monitor all network elements and network support elements remotely. The Company's technical operations center currently utilizes several surveillance systems for monitoring and managing its remote sites including: a Boole and Babbage "Command Post" system used to monitor the Harris switches and many of the site support systems; a General Signal 7 View system used to monitor SS7 links at all sites; a Hewlett Packard HP Open View system used to monitor all peripheral processors, billing, validation, and fraud control processors, local area networks, wide area networks, routers, data communications gear and all other SNMP compliant network and network support elements.

  FRAUD PREVENTION. The Company presently utilizes a three-tiered fraud prevention system: the Company's internal controls, checks conducted by the Company's "Hub" provider and safeguards implemented by credit card companies. All of the Company's switches have on-site proprietary fraud-control systems that are redundant and utilize the validation, verification and fraud control processes of both its validation "Hub" provider and each of the RBOCs and major commercial credit card companies. Prior to any call being placed on the network, the billing number or card number is checked against Teltrust's proprietary fraud system which analyzes factors such as high usage in a short time period, long call durations, high-risk location information, international calling patterns and several other factors. After call information clears the Company's proprietary fraud control application, a query is sent to the validation "Hub" provider which conducts a similar fraud-control check based on activity from dozens of other carriers that utilize the validation networks. After call information clears the Hub provider's scrutiny, a query is launched to the applicable RBOC or credit card system for final verification. The applicable RBOC or credit card company conducts additional audits on a more global basis and then sends an appropriate acceptance, warning or negative response to the Hub provider which in turn forwards such information to the Company's system. Statistics are provided on a real-time basis to the Company's fraud control department and the technical operations center for additional decision making if necessary. Management believes that its fraud prevention program has enabled its losses attributable to fraud to be substantially less than the industry average.

  YEAR 2000 COMPLIANCE. In mid-1997, the Company embarked upon an in-depth Y2K compliance project. Working with the major system and software manufacturers, the Company believes that it has achieved substantial compliance on all systems and software utilized in its operations. Presently, the Harris switching systems and the Harris-provided automated operator service systems are Y2K compliant. In addition, the Company's billing and validation systems, information systems, database systems and network surveillance and control center systems are presently Y2K compliant. At present, the fraud control systems at each of the Company's sites are not yet Y2K compliant; however, each of such systems is being upgraded, with a target compliance date of September 1998.

  Y2K compliance "inter-operability" testing is currently underway or has been completed with all major customers such as BSLD, BSPC and ASI. All bulletin board data files have been brought up to Y2K compliance, and all of the Company's customers have been notified of the compliance methodology and file modifications. The Company intends to continue to notify all customers of compliance issues and implementation.

SIGNIFICANT CUSTOMER CONTRACTS

  The Company has entered into a series of multi-service contracts with BSLD, BSPC, ACI and ASI. For the year ended December 31, 1997, operating revenues from Teltrust's three contracts with BSLD and BSPC accounted for 2.7%, 11.9% and 1.6% of the Company's operating revenues, and operating revenues from these contracts are expected to generate a higher percentage of total operating revenues in the future. The Company expects to begin earning operating revenues under its contracts with ASI and ACI during the quarter ending June 30, 1998. The Company believes its contracts with ASI and ACI will generate significant operating revenues in the future. An overview of the principal terms of Teltrust's contracts with these customers is set forth below. See "Risk Factors--Risk Related to Loss of Substantial Customer Contract" and "--Significant Customer Relationships."

  BELLSOUTH AGREEMENTS. In November 1996, the Company entered into a contract with BSLD under which the Company provides call processing and national directory assistance services to BSLD's markets, which currently include wireless markets, wireline markets outside of the nine-state BellSouth region and certain intraLATA markets within the nine-state BellSouth region. At this time, BellSouth does not have the authority to provide interLATA long distance service within the nine-state BellSouth region. When BellSouth obtains such authority and commences providing such service, this contract provides that Teltrust will supply call processing and national directory assistance services to BSLD in such expanded markets. It is expected, however, that when BellSouth obtains the aforementioned authority, BSLD will cease using the Company for automated call processing services. The initial term of the contract expires on January 2000, but the agreement is automatically renewed quarterly unless one of the parties provides prior written notice of its intention to terminate.

  In February 1997, the Company entered into a contract with BSPC to provide call processing and national directory assistance services for calls originating from BSPC's paystations. In addition, the Company serves as the interLATA network carrier for services originating from certain BSPC locations. In the event that BellSouth becomes able to provide interLATA long distance service within the nine-state BellSouth region, the Company will cease to provide interLATA long distance carrier services and will lose the interLATA network carrier operating revenues generated by the provision of these services. The initial term of the contract expires in February 2002, but the agreement is automatically renewed quarterly unless one of the parties provides prior written notice of its intention to terminate.

  In October 1997, the Company entered into an additional contract with BSLD to provide call processing and national directory assistance services for calls placed through the 1-800-BELLSOUTH(TM) access number. As the contract is currently structured, the Company earns revenues directly from the end-users of its services and remits certain commissions to BSLD for calls initiated outside the nine-state BellSouth region. The Company also contributes to the expenses of marketing the 1-800-BELLSOUTH(TM)name. In the event BellSouth receives regulatory authority to provide interLATA long distance service in any of the nine states in the BellSouth region prior to December 31, 1999, the nature of the relationship will change substantially so that the Company will begin paying commissions that it has not previously incurred. If BellSouth secures such regulatory authority in all nine states, the Company will recognize a wholesale operating revenue stream under the terms of the November 1996 contract with BSLD, and the Company will no longer recognize operating revenues from end-users. As a result, there would be a substantial reduction in operating revenues to the Company. The Company would continue, however, to be a provider of outsourced services to BSLD to support its 1-800-BELLSOUTH(TM) service. The initial term of the contract expires on December 31, 1999, but the agreement is automatically renewed on a monthly basis unless otherwise agreed by the parties. See "Risk Factors--Risks Related to Substantial Customer Contract" and "Risk Factors--Significant Customer Relationships."

  AMERITECH AGREEMENTS. In February 1998, the Company entered into a contract with ASI to be a provider of call processing services for calls placed through the 1-800-AMERITECH(TM) access number. Teltrust provides the telecommunications services sold under such name which originate from the Ameritech region. The ASI contract is scheduled to terminate in March 2000 but is renewable at ASI's option for additional twelve-month periods. ASI has the right to terminate the agreement if a change in control of the Company occurs so that it is controlled by any of certain specified telecommunications companies or, after the initial term of the contract, without cause.

  In September 1997, Quest entered into a contract with ACI to provide technology and a variety of services in connection with ACI's prepaid calling card program. ACI purchases from Teltrust on a wholesale basis services such as calling card activation and personal identification number implementation, card printing and design, and three-way calling, voice mail and similar services. The initial term of this contract is scheduled to expire in September 2000, but the agreement is automatically renewed on an annual basis unless one of the parties delivers notice of its intention to terminate. ACI has the right to terminate the agreement if a change in control of the Company occurs so that it is controlled by any of certain specified telecommunications companies.

  Each of the BSLD, BSPC, ASI and ACI contracts requires payment of a contractually-agreed upon amount in the event of early termination of such contracts without cause. There can be no assurance, however, that any such amount will sufficiently compensate the Company for the investment it has made to support the canceled contract or that it will replace the revenues it will lose as a result of the early termination. Consequently, the failure of the Company to obtain renewal of any of the contracts with BSLD, BSPC, ASI or ACI, or the termination of such contracts, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Significant Customer Relationships."

PERSONNEL AND TRAINING

  The Company believes a key component of its success is the quality of its employees; therefore, the Company emphasizes a systematic approach to recruiting, training and managing qualified personnel. The Company enjoys a full-time training staff that customizes programs for all its service applications. Typically, training for call completion and national directory assistance is a four-week process that includes classroom training and closely supervised call handling. Sales and marketing personnel also attend the training sessions provided to the Company's service agents. The Company provides regular refresher training, motivational training sessions and training on how to address process changes, new services features and enhanced system functions.

  As of February 28, 1998, the Company employed approximately 1,030 persons. Of this total, approximately 714 persons worked full time and 316 persons worked on a part-time basis. None of the Company's employees are members of a labor union or are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. The Company has located its primary switching and service agent centers in Salt Lake City to take advantage of the available high quality, dedicated, multilingual work force. The Company believes that its relatively high proportion of full time employees provides a stable work force and reduces the Company's recruiting and training expenditures.

COMPETITION

  The various markets in which the Company competes are characterized by rapidly changing market forces, technological advancements and increasing competition from large IXC- or RBOC-affiliated companies and a variety of small, independent companies. The Company expects competition to increase in the future. The Company attempts to differentiate itself from its competitors by offering an integrated suite of services primarily on a wholesale basis to other telecommunications companies. Other providers currently offer each of the individual services and certain combinations of the services offered by the Company, but Teltrust is unaware of any single competitor offering the full range of products offered by the Company.

  CALL COMPLETION SERVICES. In the call completion services market, the Company's principal competitors include RBOCs and RBOC affiliates, IXCs and IXC affiliates, independent LECs, such as SNET and Century Telephone, and other independent companies offering various forms of call completion services including Opticom, a division of One Call Communications.

  NATIONAL DIRECTORY ASSISTANCE SERVICES. In the national directory assistance services market, the Company's principal competitors include RBOCs and RBOC affiliates, IXCs and IXC affiliates and independent LECs. The Company also faces competition in this market from independent companies offering various forms of directory assistance services including Metro One Telecommunications, Excell Agent Services, INFONXX and HebCom. Management believes that many of these independent companies typically focus on narrow market segments, such as the wireless market, rather than offer directory assistance services to the broader telecommunications marketplace.

  THIRD-PARTY VERIFICATION SERVICES. In the third-party verification services market, the Company's principal competitors include specialized companies such as Verification Plus--Advanced Datacomm, Quick Response, Unibase Technologies and Century Telecommunication. The Company also faces competition from smaller companies that offer automated verification services including VoiceLog and Unitel. Because federal and state third-party verification rules typically mandate that carrier verification services be conducted by an "independent" third-party, the Company does not anticipate that large RBOCs, IXCs, or other telecommunication carriers will enter this business segment.

  CALLING CARD SERVICES. In the calling card services market, the Company's principal competitors include RBOCs and RBOC affiliates, IXCs and IXC affiliates and independent LECs. The Company also faces competition in this market from independent companies including SmarTalk Teleservices and Premiere Technologies.

  The Company believes that the principal competitive factors in the aforementioned markets are service, quality, price, reputation, technological innovation and experience. Historically, the Company has sought to distinguish itself from competitors based on its independence in the marketplace, the quality of its product, the development of enhanced features and its experience derived from successfully establishing its call centers and operations centers. The Company believes, however, that its future growth will depend on its ability to maintain and improve the quality of its products, and to develop and successfully introduce new connectivity features and content.

PROPERTIES

  The Company's corporate headquarters is located in approximately 33,000 square feet of office space in Salt Lake City under a lease expiring March 31, 2004. The lease may be renewed for two additional five-year terms. On December 31, 1997, the Company acquired a building with approximately 25,000 square feet in Atlanta as part of its acquisition of Quest. The Company also leases approximately 124,000 square feet of space for its various call centers and network operations in and around Salt Lake City, Los Angeles, New York City, Atlanta and Miami. The various leases expire on dates ranging from November 30, 1998, to July 8, 2007. Most leases have renewal options. Additional office space and equipment rooms will be leased as additional network switches are added and the Company's operations are expanded. The Company believes that its insurance coverage on these properties is adequate and in compliance with the related leases.

GOVERNMENT REGULATION

  FEDERAL REGULATION OF LONG DISTANCE AND CALL PROCESSING SERVICES. The Company, as a provider of call processing and calling card services, is subject to substantial federal regulation. Under the Telephone Operator Consumer Services Improvement Act of 1990 and implementing rules promulgated by the FCC thereunder, interstate call processing services providers are required to file "informational" tariffs, in order to ensure that their aggregator customers unblock access to other providers of call processing services and to identify their services prior to the initiation of charges, through both an audible "brand" and the posting of consumer information near pay telephones and other aggregator telephones. In addition, long distance companies are required to obtain authority under Section 214 of the Communications Act of 1934 (as amended) prior to providing international service and to file tariffs setting forth their international rates and charges with the FCC.

  Providers of interstate long distance, operator services and calling card services are considered nondominant interstate service providers by the FCC and, as such, have for many years been subject to an FCC policy, known as "forbearance," pursuant to which rates and charges for such services are not reviewed or affirmatively regulated by the FCC and, except for the requirement to file informational tariffs for call processing services, tariff filings were optional. However, a Supreme Court decision in 1994 reinstated the requirement that all carriers file tariffs for all interstate communications services. Under the Telecommunications Act of 1996, the FCC has proposed extending the forbearance doctrine by requiring mandatory detariffing of all interstate, nondominant interexchange services. Under this proposal, which has been stayed pending legal challenges, long distance services including traditional 1+ long distance services, travel and calling card services and prepaid calling card services and call processing services available to presubscribed customers would be provided as a nontariff offerings. Call processing services provided at aggregator locations, such as hotels, hospitals, prisons, public and private pay telephones etc., would not be detariffed.

  The FCC's forbearance doctrine continues its traditional policy favoring competition in the marketplace as the principal means of ensuring just and reasonable interstate rates for telephone end-users. It nonetheless requires that long distance companies implement methods, other than tariffs, for setting rates, terms and other conditions of their relationship with end-users. The FCC suggests that a legal relationship, known as an "implied-in-fact" contract, may be established when the caller provides billing or payment information and completes use of the telecommunications service.

  Since 1992, the FCC has been considering proposals for adoption of a billed party preference system for interstate 0 + operator-assisted calls. A billed party preference system is an access plan pursuant to which 0+ calls from aggregator locations, including call processing services and calls placed with calling cards, would be routed to the carrier chosen by the billed party, rather than the presubscribed provider of call processing services, thus eliminating the need for the caller to input an access code to "dial around" the presubscribed carrier.

  In June 1994, the FCC had proposed that a billed party preference system should apply to all interstate operator assisted 0 + calls. This proposed solution was widely criticized by various IXCs, RBOCs, LECS, call processing services providers and others as excessively costly and not in the public interest. Trade associations representing both pay telephone providers and competitive long distance companies had submitted alternative proposals for rate "ceilings" on interstate call processing services as an alternative to a billed party preference system. These rate ceiling proposals, with modification, were tentatively endorsed by the FCC in a proposal to establish benchmarks for call processing services rates at the average charges of AT&T, MCI and Sprint, the three largest providers of interstate call processing services. The FCC, in a June 1996 Notice of Proposed Rulemaking, proposed to require call processing services providers that charge rates above the benchmark to disclose the applicable charges to consumers orally before completing a call. Although the FCC did not formally withdraw its earlier proposal for implementation of a billed party preference system, it noted the cost and widespread opposition to the billed party preference plan and sought comment on the efficacy of rate benchmarks as an alternative to a billed party preference system.

  In May 1997, the FCC adopted changes to its system of interstate access charges to make them compatible with the pro-competitive, deregulatory framework established by the Telecommunications Act of 1996. The FCC's access reform order adopts various reforms to the existing rate structure for interstate access that are designed to move access charges, over time, to more economically efficient levels and rate structures. The FCC's access reform order also imposes the phase-in of replacing usage-based carrier common line charges with a line-based flat fee to be assesssed upon all telecommunications carriers beginning on January 1, 1998. In addition, the FCC's access order requires LECs to reduce their access revenue requirements by reducing interconnection access charges to telecommunications carriers.

  In January 1998, the FCC took action on the billed party preference issue. In its order, the FCC addressed what it views as widespread consumer dissatisfaction concerning high charges by many IXCs and call processing services providers for calls from public phones and other aggregator locations such as pay telephones, hospitals, hospitality locations and educational institutions. Rather than implement its billed party preference system or any of the other alternative proposed by participants in the telecommunications industry, the FCC has ordered all call processing services providers and IXCs providing call processing services to orally disclose to "away from home callers" how to obtain the total cost of a 0 + interstate domestic call, before the call is connected. The FCC required that such consumer disclosure must be done without the consumer having to hang up or dial a separate telephone number and must be accomplished by dialing no more than two keys. The FCC mandated that the rate notification apply to all domestic 0+ interstate calls. While the Company is unable to predict whether this regulation will have a material adverse effect on the Company, it is a far more favorable proposal to the Company than the original billed party preference system proposal and other alternatives considered by FCC.

  FEDERAL REGULATION OF PREPAID CALLING CARD SERVICES. As noted above, prepaid calling card services are considered interstate services, subject to the FCC's forbearance doctrine and mandatory detariffing. Currently, providers of these services are required to file tariffs with the FCC disclosing the rates, terms and conditions of their services. The FCC has proposed to abolish this tariff requirement, but its order has been stayed pending court review.

  PAYPHONE COMPENSATION. The Telecommunications Act of 1996 mandated that the FCC promulgate rules to establish a per call compensation plan to insure that all pay telephone providers are fairly compensated for each completed intrastate and interstate pay telephone initiated call, including non-coin calls for which pay telephone providers had not heretofore received compensation. The FCC has established a two year "default" compensation rate, effective October 7, 1997, of $0.284 per pay telephone originated toll free or access code call. At the end of the two year interim period, the per call pay telephone-compensation rate will be the deregulated market-based local coin rate less $0.066. This amount is payable by all IXCs and may be passed through to non-facilities-based resellers. The revised FCC rules continue to be subject to regulatory and legal challenges.

  While prepaid calling cards are one of the types of so-called "dial-around" calling for which compensation to pay telephone service providers is due under the Telecommunications Act of 1996, the FCC has not fully addressed the unique technical and competitive impact of per-call pay telephone compensation on prepaid card services. Comments submitted by the International Telecard Association, a prepaid card trade group, urged the FCC to limit pay telephone compensation to calls completed to the end-user (i.e., the called party), rather than calls that only reach the calling card "platform" switch via an "800" toll-free access number. In a November 1996 order, the FCC accepted the International Telecard Association's position and, in addition, ruled that pay telephone compensation is to be implemented on a "carrier pays" basis, without deciding how, if they choose to do so, facilities-based carriers may recover such charges from their reseller customers.

  STATE REGULATORY ISSUES. Long distance service, call processing services and prepaid and calling card services are also regulated at the state level through state PUCs. Such regulation typically includes certification and/or registration requirements, authorizations for changes in corporate control, filing and approval of tariffs for in-state calls and special consumer protection rules applicable to call processing services and calling card services. Certification can generally be conditioned, modified, canceled, terminated or revoked by state regulatory agencies for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Penalties, fines and other sanctions, such as refund of monies collected from residents of a state, may be imposed for violations such as overcharging, billing errors, or noncompliance with certain requirements of intrastate services. In extreme cases, PUCs have the authority to revoke a carrier's right to offer in-state services within a state.

  In connection with the Company's provision of intrastate call processing services and prepaid calling card services, the Company's Teltrust Communications Services and Quest Telecommunications, Inc. subsidiaries must maintain certificates of public convenience and necessity from state regulatory authorities and are generally required to file tariffs with such authorities.

  INTERNATIONAL REGULATORY ISSUES. International common carriers, such as the Company and its regulated subsidiaries, are required to obtain authority under
Section 214 of the Communications Act of 1934 (as amended) and file a tariff containing the rates, terms and conditions applicable to their services prior to initiating their international value-added telecommunications services. The Company has obtained all required authorizations from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services.

LEGAL PROCEEDINGS

  The Company is not party to any legal proceedings which, individually or in the aggregate, the Company expects to have a material adverse effect on its financial condition or results of operations. The Company is, from time to time, involved in regulatory proceedings before various PUCs, as well as before the FCC.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The Company's executive officers and Directors and their ages as of April 1, 1998 are as follows:

NAME                     AGE                           POSITION
----                     ---                           --------
Lyle O. Keys(1).........  73 Chairman of the Board of Directors and Director
Jerry E. Romney, Jr.....  44 Vice Chairman, President-Corporate Development and Director
Marc B. Cohen...........  32 President, Chief Executive Officer and Director
Martin J. Huebschman....  50 Vice President-Finance, Secretary and Chief Financial Officer
Vicki S. Pearson........  55 Senior Vice President-Business Operations
Joseph E. Sharkey.......  51 Senior Vice President and Chief Operating Officer
Carmelo Catalano........  47 Director
Christopher S.            35 Director
 Gaffney(1)(2)..........
John G. Hayes(1)(2).....  34 Director
George C. Huff, Jr......  36 Director
Alan W. Saltzman(2).....  51 Director Nominee*

---------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
* Mr. Saltzman has consented to become a Director of the Company after the closing of the Offering.

  Lyle O. Keys has served as the Chairman of the Board of Directors since July 1988 and was also the Chief Executive Officer of the Company from 1991 until March 1997. Prior to joining Teltrust in 1988, Mr. Keys had an extensive background in the manufacture of equipment for broadcast television. In 1977, he founded Utah Scientific, a manufacturer of broadcast switching and control products. After Utah Scientific was acquired by Dynatech Corp. in 1981, Mr. Keys remained as President of Utah Scientific until 1987. Prior to joining Utah Scientific, Mr. Keys founded Telemation, also a manufacturer of high-end television equipment, which was sold to Bell & Howell in 1976. Mr. Keys is also a director of Fi-Foil Company, Inc. and Protective Technologies International, Inc.

  Jerry E. Romney, Jr. founded the Company in 1986 and served as its President until March 1997. Mr. Romney has served as a Director since 1986. In March 1997, Mr. Romney was elected to the position of Vice Chairman and President-Corporate Development. Mr. Romney is involved in investigating emerging opportunities for Teltrust, including new service offerings, mergers and possible acquisition candidates and directs the Company's regulatory affairs. Mr. Romney currently serves on the Board of Directors of the American Public Communications Council and is active in other industry associations. Mr. Romney has more than 18 years of communications management experience.

  Marc B. Cohen was appointed President and Chief Executive Officer and elected a Director of the Company in March 1997. From 1988 until March 1997, Mr. Cohen served in various other positions with the Company, most recently as Chief Financial Officer and Executive Vice President where he directed the Company's finance functions and was active in contract negotiations and strategic and business segment analysis. Prior to joining Teltrust, Mr. Cohen held positions in finance and accounting in the entertainment and communications industries.

  Martin J. Huebschman joined Teltrust in November 1997 and since that time has served as Chief Financial Officer and Vice President-Finance of the Company. Mr. Huebschman was also elected the Secretary of the Company in April 1998. Mr. Huebschman directs all of the Company's accounting, financial planning and legal functions. From January 1993 until its sale, Mr. Huebschman was President, Chief Operating Officer and Chief Financial Officer at Voice-Tel Enterprises, Inc., a leading multinational voice messaging service provider, and from January 1991 until January 1993, Mr. Huebschman was Senior Vice President and Chief Financial Officer of Edge Systems, Inc., a computer integration and software development company. Mr. Huebschman holds a juris doctorate degree and is an attorney licensed to practice in Ohio.

  Vicki S. Pearson joined Teltrust in January 1994 as Vice President-Corporate Communications and has served as Senior Vice President-Business Operations since March 1997. Ms. Pearson is responsible for call center operations, customer operations, marketing services, human resources and corporate training. Previously, Ms. Pearson held the position of Vice President-Corporate Communications, where she directed the company's marketing services, client services, implementation services, human resources and corporate training activities. Prior to joining Company's management, Ms. Pearson served as an independent consultant to the Company since March 1993. Ms. Pearson has more than 25 years of management experience, having owned and operated a successful advertising agency for nearly 10 years and having held executive management positions with several communications equipment manufacturers.

  Joseph E. Sharkey joined the Company in October 1997 and since that time has served as Senior Vice President and Chief Operating Officer. Mr. Sharkey is responsible for Teltrust's network, technical and information systems operations. Mr. Sharkey has over 32 years of management experience with interexchange and operator services companies. For 15 years prior to joining Teltrust, Mr. Sharkey owned The Sharkey Group, a domestic and international telecommunications consulting firm, which specialized in the design and upgrade of telecommunications systems, networks and call centers. Mr. Sharkey is active in numerous other industry forums, committees and telecommunications associations including the Ordering and Billing Forum, Network Operations Forum, Electronic Directory Assistance Group and COMPTEL (Competitive Telecommunications Association).

  Carmelo Catalano has served as a Director of the Company since January 1992. Since 1982, Mr. Catalano has been President of Comtech Video Engineering, S.P.A., a distributor of broadcast television and communications equipment located in Milan, Italy.

  Christopher S. Gaffney has served as a Director of the Company since November 1996. Mr. Gaffney has been associated with Media/Communications Partners, a venture capital firm, since 1986 and has served as a partner since 1992. Mr. Gaffney also serves as Chairman of the Board of Adams Business Media, Inc., a business-to-business publishing company, and also as a director of Medical World Communications, Inc., a medical information company; Financial Communications Corporation, a financial information publishing and services company; Haights Cross Communications, LLC, a provider of professional continuing education programs and supplemental educational materials; Marks-Farber Communications, Inc., a community newspaper publisher; Sunburst Radio LLC, a radio broadcaster; Tarver Holdings, Inc., a computer services company; and several other privately held companies.

  John G. Hayes has served as Director of the Company since November 1996. Mr. Hayes has been associated with Media/Communications Partners, a venture capital investment firm, since 1989 and has served as a partner since 1993. Mr. Hayes also serves as Chairman of Horizon Telecom International, L.L.C., a cable television operator focused on developing cable television systems in Brazil. Mr. Hayes serves as a director of Outdoor Communications, Inc., an outdoor advertising company; Voyager Information Networks, Inc., an internet service provider; Language for Industry Worldwide, Inc., a consolidator of business translation services companies; and several other privately held companies.

  George C. Huff, Jr. has served as a Director of the Company since March 1996. Mr. Huff is also Chairman and Chief Executive Officer of NSC Communications Corporation ("NSC"), a telecommunications services and independent pay telephone operator. In 1987, Mr. Huff co-founded GFA Capital Corporation and formed four pay telephone investment funds operated by GFA Capital Corporation as the general partner. Such funds were acquired by NSC in September 1997.

  Alan W. Saltzman has served as President and a Director of Billing Concepts, Inc., a billing and collection company, since May 1996. From May 1993 until August 1996, Mr. Saltzman also served as Executive Vice President-Operations, Billing of US Long Distance, a telecommunications company. Mr. Saltzman is also an advisory director of Tanisys Technology, Inc.

OTHER KEY EMPLOYEES

  Other key employees of the Company include the following individuals:

  Deborah M. Barrett is the Company's Vice President, Regulatory Affairs. Ms. Barrett joined Teltrust in January 1997 to oversee all of the company's regulatory affairs and to assure FCC compliance in all telecommunications areas. Prior to joining Teltrust, Ms. Barrett held several positions with One Call Communications, Inc. and its division, Opticom, Inc, including her most recent position as Vice President of Regulatory Compliance. Ms. Barrett has served on various committees of COMPTEL, and she is currently Vice President of ACTA (America's Carriers Telecommunication Association).

  Michael L. Bird serves as the Company's Vice President, Sales. Mr. Bird joined Teltrust in 1992 with more than 22 years of communications and high technology industry experience. Mr. Bird oversees the nationwide sales activities for many of the Company's call completion services and took an active role in the development of the Company's national directory assistance service. Mr. Bird's extensive background in sales includes management positions with Fone America, Pamtel Long Distance and Cascade Telecommunications, a distribution arm of Rolm Communications. Mr. Bird has also held high-level sales positions with Ashton-Tate, Xerox and Lotus Development.

  Richard J. Dewitt serves as President of the Company's Quest subsidiary. Mr. Dewitt founded Quest Group International in 1991 and assumed the position of President for the Company's calling card services subsidiary coincident with the acquisition of Quest by the Company. Mr. Dewitt is active in industry associations. He has previously served as Chairman of the American Public Communications Council and is currently serving on the board of directors of the United States Telecard Association. Mr. Dewitt holds a juris doctorate degree.

  Mark D. McNeill is the Company's Vice President, Operator and Directory Services. Mr. McNeill joined the Company in September 1997 to assume responsibility for the management, planning, product development and expansion of Teltrust's call processing and national directory assistance services. Prior to joining Teltrust, Mr. McNeill held the position of Product Group Director at Ameritech Corporation, where he was responsible for operator services, national and international directory assistance services and teleconferencing. Prior to joining Ameritech, Mr. McNeill served for 10 years at AT&T, where he was involved in product management, market research, corporate strategy and directory assistance marketing.

  Martin Senn is the Company's Vice President, Sales and Marketing for Third-Party Verification. Mr. Senn joined Teltrust in July 1995 as a co-director of Sales and Marketing for Teltrust's third-party verification products. In his current position, Mr. Senn directs the strategic sales and marketing efforts for this product line. Prior to joining Teltrust, Mr. Senn was with On-line Reservations Systems, where he directed the company's wholesale and retail travel operations. Mr. Senn is fluent in German, French and Italian and has held positions with several other travel and market research organizations.

  Eric Stein is the Company's Vice President, Business Development for Third-Party Verification. Mr. Stein joined Teltrust in July 1995 as a co-director of Sales and Marketing for Teltrust's third-party verification services. In his current position, Mr. Stein directs the technical and operational activities for this product line, as well as the formulation of new business development. Prior to joining Teltrust, Mr. Stein held positions with Marketwise Communications, where he directed the company's telecommunications and operational inbound/outbound call activities.

  Steven E. Swenson is the Company's Vice President and Corporate Counsel. Mr. Swenson joined Teltrust as Corporate Counsel in 1994. Prior to joining the company, Mr. Swenson was in private practice in Washington, D.C., where he specialized in telecommunications law. He has a broad background in FCC regulatory matters and transactions involving telecommunications companies. Mr. Swenson received his juris doctorate degree from Georgetown University.

BOARD OF DIRECTORS

  The number of Directors of the Company is currently fixed at seven. Following this offering, the number of Directors will be fixed at eight, and the Board of Directors will be divided into three classes, with the members of each class of directors serving for staggered three-year terms. The Board will consist of three Class I Directors (Messrs. Catalano, Keys and Huff), two Class II Directors (Messrs. Romney and Gaffney) and three Class III Directors (Messrs. Cohen, Hayes and Saltzman), whose initial terms will expire at the 1999, 2000 and 2001 annual meetings of stockholders, respectively.

  Messrs. Gaffney and Hayes were elected to the Board of Directors as designees of the holders of Series A Preferred Stock in accordance with the Company's Certificate of Incorporation in effect prior to the Offering. These voting rights will terminate in accordance with their terms upon the consummation of the Offering.

  The Board of Directors has established an Audit Committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee"). The Audit Committee recommends the firm to be appointed as independent public accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent public accountants, reviews with management and the independent public accountants the Company's annual operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the public accountants' independence. Following the completion of this offering, the Audit Committee will consist of Messrs. Hayes, Gaffney and Saltzman, none of whom is an officer nor an employee of the Company. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, generally determines the options or stock to be granted to eligible persons under the 1993 Stock Option Plan and the 1998 Stock Option Plan and takes such other action as may be required in connection with the Company's compensation and incentive plans. The Compensation Committee consists of Messrs. Gaffney, Hayes and Keys.

  Non-employee directors (the "Independent Directors") each receive a fee of $1,000 for each meeting of the Board of Directors they attend and $300 for each meeting of the Board of Directors in which they participate by telephone. Independent Directors will receive $500 for each meeting of a Board committee they attend and $200 for each meeting of a Board committee in which they participate by telephone. Further, each Director is reimbursed for reasonable travel and other expenses incurred in attending meetings and is eligible to participate in the Company's Stock Option Plan. See "--Stock Option Plans."


EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION. The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Chief Executive Officer and the other three (3) executive officers of the Company whose aggregate annual base salary and bonus for 1997 exceeded $100,000 (the "Named Executive Officers"). No other executive officers of the Company earned in excess of $100,000 during the year ended December 31, 1997.

                                                                1997
                                                    ----------------------------
                                                        ANNUAL       LONG-TERM
                                                     COMPENSATION   COMPENSATION
                                                    --------------- ------------
                                                                     SECURITIES
                                                                     UNDERLYING
                                                                      OPTIONS
                                                     SALARY  BONUS  (IN SHARES)
                                                    -------- ------ ------------
NAME AND PRINCIPAL POSITION
---------------------------
Marc B. Cohen
 President and Chief Executive Officer............. $170,908 $  --    120,000
Lyle O. Keys
 Chairman and former Chief Executive Officer.......  118,589 19,200       --
Vicki S. Pearson
 Senior Vice President, Business Operations........  142,495    --     37,500
Jerry E. Romney, Jr.
 Vice Chairman.....................................  173,645    --        --

  OPTION GRANTS. The following table provides information on option grants made during the fiscal year ended December 31, 1997 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         INDIVIDUAL GRANTS
                         --------------------------------------------------
                                                                            POTENTIAL REALIZABLE
                                                                                    VALUE
                                                                              AT ASSUMED ANNUAL
                                          PERCENT OF                        RATES OF STOCK PRICE
                            NUMBER OF    TOTAL OPTIONS                          APPRECIATION
                           SECURITIES     GRANTED TO   EXERCISE              FOR OPTION TERM(1)
                           UNDERLYING    EMPLOYEES IN  PRICE PER EXPIRATION ---------------------
    NAME                 OPTIONS GRANTED  FISCAL YEAR  SHARE(2)   DATE(3)       5%        10%
    ----                 --------------- ------------- --------- ---------- ---------- ----------
Marc B. Cohen...........     70,000          10.7%       $8.00    12/10/07    $352,181   $892,496
 ........................     50,000           7.6         6.00    03/01/07     188,668    478,123
Lyle O. Keys............        --            --           --          --          --         --
Vicki S. Pearson........     20,000           3.1         8.00    12/10/07     100,623    254,999
 ........................     17,500           2.7         6.00    03/01/07      66,034    167,343
Jerry E. Romney, Jr. ...        --            --           --          --          --         --

---------------------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based upon assumed rates of share price appreciation set by the Securities and Exchange Commission of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, are dependent on the performance of the Common Stock and the date on which the option is exercised. There can be no assurance that the amounts reflected will be achieved.
(2) The exercise price equals the fair market value of the Common Stock on the date of grant as determined by the Company's Board of Directors.
(3) Such options vest in equal installments over the five-year period following the date of grant and terminate on the tenth anniversary of the date of grant.

  AGGREGATE 1997 YEAR-END OPTION VALUES. The following table sets forth certain information with respect to exercisable and unexercisable stock options as of December 31, 1997 for each of the Named Executive Officers.

                              NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                             UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS AT
                               OPTIONS AT 12/31/97           12/31/97(1)
                            ------------------------- -------------------------
    NAME                    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
    ----                    ----------- ------------- ----------- -------------
Marc B. Cohen..............   28,500       187,000     $ 60,000     $115,000
Lyle O. Keys...............      --            --           --           --
Vicki S. Pearson...........   39,000        81,000      121,200       12,000
Jerry E. Romney, Jr........   20,500        77,000       42,000      170,400

---------------------
(1) Calculated on the basis of the fair market value of the underlying securities at December 31, 1997 of $6.00 per share, as determined by the Board of Directors, minus the per share exercise price.

STOCK OPTION PLANS

  1993 STOCK OPTION PLAN. The 1993 Stock Option Plan permits the grant of (i) options to purchase shares of Common Stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, and (ii) options that do not so qualify. The 1993 Stock Option Plan is designed and intended as a performance incentive for key employees, including officers, of the Company to encourage such persons to acquire or increase a proprietary interest in the success of the Company. The Compensation Committee administers the 1993 Stock Option Plan and grants options to eligible employees in its discretion

3subject to certain limits in the 1993 Plan. As of April 1, 1998, options to purchase 1,183,799 shares of Common Stock were outstanding and an additional 64,201 shares of Common Stock were available for issuance under the 1993 Stock Option Plan.

  1998 STOCK OPTION PLAN. In April 1998, the Board of Directors adopted, and the stockholders of the Company approved, the 1998 Stock Option Plan, which authorizes the issuance of up to 800,000 shares of Common Stock. The 1998 Stock Option Plan permits the grant of (i) options to purchase shares of Common Stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code"), (ii) options that do not so qualify, (iii) stock appreciation rights and (iv) restricted and unrestricted stock awards.

  The 1998 Stock Option Plan is designed and intended as a performance incentive for officers, directors, employees, consultants and other key persons performing services for the Company to encourage such persons to acquire or increase a proprietary interest in the success of the Company. The 1998 Stock Option Plan provides that it shall be administered by the Compensation Committee appointed by the Board of Directors from time to time, the majority of whom shall be non-employee directors. With respect to option grants or other awards to executive officers of the Company under the 1998 Stock Option Plan, such grants and awards shall be subject to the approval of the entire Board of Directors. The Compensation Committee determines the terms of each individual stock option and stock award, subject to the terms of the 1998 Stock Option Plan, including the exercise price or purchase price of such awards. The exercise price for incentive stock options must be equal to the fair market value of the Common Stock on the date of grant. The exercise price for non-qualified stock options and the purchase price for Common Stock awards is determined at the discretion of the Compensation Committee. As of April 1, 1998, no options were outstanding under the 1998 Stock Option Plan and 800,000 shares of Common Stock were available for issuance under the 1998 Stock Option Plan.

EMPLOYMENT AGREEMENTS

  The Company has entered into noncompetition agreements with most of its executive officers and other key employees which provide that, during the 182-day period following any such employee's termination of employment, such person shall refrain from engaging in any competitive activities with the Company. The Company has the right to extend the initial 182-day period for up to five additional 182-day periods. Teltrust, in turn, is obligated to pay to such employee an amount equal to 100% of such employee's highest base salary during the ninety-day period prior to his or her termination of employment during each 182-day period during which such employee's noncompetition agreement is in effect.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company formed its Compensation Committee in April 1998. Previously, compensation decisions were made by the entire Board of Directors. Messrs. Gaffney, Hayes and Keys comprise the Company's Compensation Committee. Mr. Keys serves on the compensation committee of the board of directors of Fi-Foil Company, Inc. No executive officer of such company has served as a Director of Teltrust. Mr. Hayes serves on the compensation committee of the board of directors of Outdoor Communications, Inc. No executive officer of such company has served as a Director of Teltrust.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Messrs. Lyle O. Keys, Jerry E. Romney, Jr. and Marc B. Cohen, each an executive officer and Director of the Company, Carmelo Catalano, a Director of the Company, and entities affiliated with Media/Communications Partners, of which Christopher S. Gaffney and John G. Hayes, Directors of the Company, serve as partners, collectively own 56.2% of the common stock of dot.One, Inc., a Utah corporation ("dot.One"). Teltrust and Premier Messaging Integrators, Inc. ("PMI") own shares of nonconvertible preferred stock of dot.One. Messrs. Keys, Romney and Cohen also serve on the Board of Directors of dot.One. The Company has extended credit and currently sells services and leases office space to dot.One. The Board of Directors of the Company has reviewed and approved the Company's arrangements with dot.One and determined that it is in the Company's best interests to continue its relationship with dot.One.

  Pursuant to a Stock Redemption Agreement dated November 22, 1996 and effective January 2, 1997, the Company purchased 536,481 shares of Common Stock held by Lyle O. Keys, an executive officer and Director of the Company, for $2.5 million less Mr. Keys' share of an investment banking firm commission.

  On March 28, 1997 and May 12, 1997, the Company made two loans at interest rates of 7% and 10%, respectively, in the principal amounts of $110,000 and $93,552, respectively, to Jerry E. Romney, Jr., an officer of the Company. Such loans are secured by 70,750 shares of Common Stock owned by Mr. Romney.

  During 1997, the Company loaned $80,400 to Jerry E. Romney, Jr. and $145,200 to Marc B. Cohen, each officers of the Company, to enable them to purchase 85,000 and 67,000 shares of Common Stock, respectively, upon the exercise of vested stock options. The obligations of Messrs. Romney and Cohen to repay the borrowed funds to the Company are evidenced by promissory notes that bear interest at the prime interest rate and mature two years from date of issue. The notes are secured by the underlying shares of Common Stock and other assets of Messrs. Romney and Cohen.

  On April 9, 1997, the Board of Directors appointed Alan W. Saltzman to a vacancy on the Company's Board of Directors subject to the consummation of the Offering. Mr. Saltzman is currently President of Billing Information Concepts, Inc. ("BIC"). BIC has been the Company's billing clearinghouse for approximately the last five years and is a major vendor to the Company. In the fiscal year ended December 31, 1997, the Company paid BIC $2.7 million in the aggregate for services provided to the Company during such year.

  In December 1997, the Company paid to M/C III, L.L.C. (general partner of Media/Communications Partners III, L.P., a stockholder of the Company) a $75,000 fee for assisting the Company to secure the Credit Facility. Christopher S. Gaffney and John G. Hayes, Directors of the Company, are members of M/C III, L.L.C. See "Principal and Selling Stockholders."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information as to the beneficial ownership of the Company's Common Stock as of April 20, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered hereby of (i) each person known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock, (ii) each Director and Named Executive Officer of the Company, (iii) each stockholder of the Company selling Common Stock in the Offering (the "Selling Stockholders") and (iv) all directors and executive officers of the Company as a group.

                            SHARES BENEFICIALLY               SHARES BENEFICIALLY
                              OWNED PRIOR TO                      OWNED AFTER
NAME AND ADDRESS(1)            THE OFFERING       NUMBER OF      THE OFFERING
-------------------       -----------------------  SHARES   -----------------------
                           NUMBER   PERCENT(2)(3)  OFFERED   NUMBER   PERCENT(2)(3)
                          --------- ------------- --------- --------- -------------
Lyle O. Keys(4).........  3,251,993     31.9%      231,200  3,020,793     23.8%
Entities affiliated with
 Media/Communications
 Partners(5)............  3,218,884     31.6       228,600  2,990,284     23.6
  Media/Communications
   Partners III Limited
   Partnership(5).......  3,090,129     30.0       219,500  2,870,629     22.6
  M/C Investors
   L.L.C.(5)............    128,755      1.3         9,100    119,655        *
Carmelo Catalano........  1,608,000     15.8       114,500  1,493,500     11.8
Richard J. Dewitt(6)....    581,404      5.7        41,500    539,904      4.3
Jerry E. Romney, Jr. ...    255,500      2.5           --     255,500      2.0
Marc B. Cohen...........     87,500        *           --      87,500        *
Vicki S. Pearson........     39,000        *           --      39,000        *
Christopher S. Gaff-
 ney(5).................  3,218,884     31.6       228,600  2,990,284     22.6
John G. Hayes(5)........  3,218,884     31.6       228,600  2,990,284     22.6
George C. Huff, Jr.(7)..    360,000      3.5        25,600    334,400      2.6
Alan W. Saltzman........        --         *           --         --         *
All directors and execu-
 tive officers            8,820,877     85.8       599,900  8,220,977     64.3
 as a group (11 per-
 sons)..................
ADDITIONAL SELLING
 STOCKHOLDERS
GFA Capital
 Corporation............    270,000      2.6        19,200    250,800      2.0
Jerry E. Romney, Sr. ...    212,046      2.1        15,100    196,946      1.6
Sirrom Investments,
 Inc.(8)................    175,677      1.7        12,500    163,176      1.3
Jerry Duling(9).........    102,601      1.0         7,300     95,301        *
M. Sean Venezia.........     90,000        *         6,400     83,600        *
Kerry Patrick Keys
 Trust..................    100,000      1.0         7,100     92,900        *
Keys Grandchildren
 Trust..................    100,000      1.0         7,100     92,900        *
Bruce Lowthers(10)......     29,200        *         2,100     27,100        *
IBA Trust...............    100,000      1.0         7,100     92,900        *
Steve Covington(11).....      6,716        *           500      6,216        *
Legacy Securities
 Corp. .................      4,402        *           500      3,902        *

---------------------
*  Represents less than 1% of the outstanding shares

(1) The address for Lyle O. Keys is c/o of the Company, 6322 South 3000 East, Salt Lake City, Utah 84121. The address for Media/Communications Partners is 75 State Street, Boston, Massachusetts 02109. The address for Carmelo Catelano is c/o C.V.E., S.P.A., Via Eupili, 6, 20038 Seregno, MI, Italy. The address for Richard J. Dewitt is c/o the Company, 242 Falcon Drive, Forest Park, Georgia 30297.
(2) Each stockholder possesses sole voting and investment power with respect to the shares listed, except as otherwise indicated. In accordance with the rules of the Commission, each stockholder is deemed to beneficially own any shares subject to stock options which are currently exercisable or which become exercisable within 60 days after April 20, 1998. Any reference in these footnotes to shares subject to stock options held by the person or entity in question refers to stock options which are currently exercisable or which become exercisable within 60 days after April 20, 1998. The inclusion herein of shares listed as beneficially owned does not constitute an admission of beneficial ownership.
(3) Number of shares deemed outstanding includes any shares subject to stock options held by the person or entity in question that are currently exercisable or exercisable within 60 days following April 1, 1998. Number of shares deemed outstanding after this offering includes the additional 2,500,000 shares of Common Stock which are being offered by the Company hereby.
(4) Includes 100,000 shares of Common Stock held in a trust of which Mr. Keys' wife is the beneficiary. Mr. Keys disclaims beneficial ownership of such shares.
(5) Includes (i) 3,090,129 shares of Common Stock held by Media/Communications Partners III Limited Partnership ("M/C III") and (ii) 128,755 shares of Common Stock held by M/C Investors L.L.C. ("M/C Investors"). Messrs. Gaffney and Hayes are members of the general partner of each of M/C III and M/C Investors. Each of Messrs. Gaffney and Hayes disclaim beneficial ownership of shares held by M/C III and M/C Investors.
(6) Includes 59,640 shares of Common Stock held by Zions First National Bank as escrow agent on behalf of the Company and Mr. Dewitt. Such shares are held to secure certain indemnification obligations of Mr. Dewitt in connection with Teltrust's acquisition of Quest.
(7) Includes 270,000 shares of Common Stock held by GFA Capital Corporation of which Mr. Huff serves as Chairman. Mr. Huff disclaims beneficial ownership of such shares.
(8) Includes 17,568 shares of Common Stock held by Zions First National Bank as escrow agent on behalf of the Company and Sirrom Investments, Inc. ("Sirrom"). Such shares are held to secure certain indemnification obligations of Sirrom in connection with Teltrust's acquisition of Quest.
(9) Includes 8,760 shares of Common Stock held by Zions First National Bank as escrow agent on behalf of the Company and Mr. Duling. Such shares are held to secure certain indemnification obligations of Mr. Duling in connection with Teltrust's acquisition of Quest.
(10) Includes 2,920 shares of Common Stock held by Zions First National Bank as escrow agent on behalf of the Company and Mr. Lowthers. Such shares are held to secure certain indemnification obligations of Mr. Lowthers in connection with Teltrust's acquisition of Quest.
(11) Includes 672 shares of Common Stock held by Zions First National Bank as escrow agent on behalf of the Company and Mr. Covington. Such shares are held to secure certain indemnification obligations of Mr. Covington in connection with Teltrust's acquisition of Quest.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  Upon completion of the Offering, the authorized capital stock of the Company
will consist of    shares of Common Stock, of which 12,695,023 shares will be issued and outstanding and 5,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors ("Preferred Stock"), of which no shares will be issued and outstanding.

  COMMON STOCK. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Any issuance of Preferred Stock with a dividend preference over Common Stock could adversely affect the dividend rights of holders of Common Stock. The holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to any voting rights of the holders of any then outstanding Preferred Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are, or will be upon completion of the offering, fully paid and non-assessable.

  The Company's By-laws, which will be effective upon completion of the Offering, provide, subject to the rights of the holders of any Preferred Stock then outstanding, that the number of directors shall be fixed by the stockholders. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of any Preferred Stock to elect directors, and to remove any Director whom the holders of any Preferred Stock had the right to elect, any Director of the Company may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

  UNDESIGNATED PREFERRED STOCK. The Board of Directors of the Company is authorized, without further action of the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series of preferred stock and any qualifications, limitations and restrictions thereon as set forth in the Company's Amended and Restated Certificate of Incorporation (the "Certificate"). Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a significant portion of the outstanding Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

  A number of provisions of the Certificate and By-laws which will be effective upon completion of the Offering concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which stockholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board of Directors to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

  MEETINGS OF STOCKHOLDERS. The By-laws provide that a special meeting of stockholders may be called only by the President or the Board of Directors unless otherwise required by law. The By-laws provide that only those matters set forth in the notice of a special meeting may be considered or acted upon at such special meeting unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any Director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

  INDEMNIFICATION AND LIMITATION OF LIABILITY. The By-laws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of a director for monetary damages arising from a breach of his or her fiduciary duty, including a breach involving negligence or gross negligence in business combinations, unless such director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. The Company has also entered into indemnification agreements with each of its directors reflecting the foregoing and requiring the advancement of expenses in proceedings involving the directors in most circumstances.

  AMENDMENT OF THE CERTIFICATE. The Certificate provides that any amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by a majority (or % in the case of any proposed amendment to the provisions of the Certificate relating to the composition of the Board or amendments of the Certificate) of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

  AMENDMENT OF BY-LAWS. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

  ABILITY TO ADOPT SHAREHOLDER RIGHTS PLAN. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares to implement a shareholder rights plan. A shareholder rights plan typically creates voting or other impediments or under which shares are distributed to a third-party investor, to a group of investors or shareholders or to an employee stock ownership plan, to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise if such change in control is not in the best interest of the Company and its stockholders. The Board of Directors has no present intention of adopting a shareholder rights plan and is not aware of any attempt to obtain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder, unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the subject corporation or
(ii) an affiliate or associate of the subject corporation that was the owner of 15% or more of the outstanding voting stock of the subject corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

  The Company has selected      as the transfer agent and registrar for the
Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have a total of 12,695,023 shares of Common Stock outstanding. Of the 12,695,023 outstanding shares, the 3,200,000 shares registered in the Offering will be freely tradeable without restriction under the Securities Act (except that any shares purchased in the Offering by "affiliates" of the Company may generally be resold only in compliance with applicable provisions of Rule 144, as described below). Beginning 90 days after the date of this Prospectus, an additional shares maybe resold under Rule 144 without restriction under the Securities Act subject to the volume and manner limitations set forth in Rule 144 and an
additional        shares may be resold under Rule 144 without such
restrictions (in each case, subject to the lock-up agreements described in "Underwriting").

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 126,950 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

  Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to the exercise of outstanding options or the grant of Common Stock pursuant to written compensation plans or contracts prior to this Offering may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period requirement.

  Certain stockholders of the Company (who in the aggregate will hold restricted shares of Common Stock upon completion of the Offering) have agreed, for a period of 180 days after the date of this Prospectus (the "Lock-up Period"), pursuant to lock-up agreements and subject to certain exceptions, not to (i) offer for sale, sell, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock. Such stockholders have also agreed not to cause the Company to effect the registration of such shares of Common Stock or securities convertible into or exchangeable for Common Stock during the Lock-up Period. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus, subject to certain exceptions, it will not, without the prior written consent of Lehman Brothers Inc., offer, sell or otherwise dispose of any shares of Common Stock except for shares of Common Stock offered hereby.

  As of April 1, 1998, there were (i) 1,183,799 outstanding options to purchase shares of Common Stock and 64,201 additional shares of Common Stock reserved for issuance under the 1993 Stock Option Plan and (ii) no outstanding options to purchase shares of Common Stock and 800,000 shares of Common Stock reserved for issuance under the 1998 Stock Option Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock issuable pursuant to the 1993 Stock Option Plan and the 1998 Stock Option Plan. The Company expects to file this registration statement within 90 days following the date of this Prospectus, and such registration statement will become effective upon filing. Shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

  In connection with the investment of M/C III in the Company, the Company entered into a registration rights agreement with M/C III and M/C Investors (collectively, "the M/C Holders"). Upon Closing of the Offering, the M/C Holders will hold 2,990,284 shares of Common Stock (the "M/C Shares"). At such time as the Company is eligible to file a registration statement on Form S-3, the Company shall, except during the 180-day period following the Closing of the Offering and subject to certain other exceptions, upon request of the M/C Holders use its best efforts to effect a registration of the number M/C Shares requested to be so registered by the M/C Holders. During the term of such registration rights agreement, the Company is obligated to effect an unlimited number of registrations to the extent such registrations may be effected on Form S-3. If the Company for itself or any of its security holders shall at any time after the Offering determine to register under the Securities Act any shares of its capital stock or other securities, subject to certain exceptions, the Company is obligated to use its best efforts to cause such number of M/C Shares as is requested by the M/C Holders to be included in such registration statement to the extent permissible under the Securities Act.

  In connection with its acquisition of Quest, the Company entered into a registration rights agreement with the former stockholders of Quest (collectively, "the Quest Holders"). Upon Closing of the Offering, the Quest Holders will hold 836,100 shares of Common Stock (the "Quest Shares"). At such time as the Company is eligible to file a registration statement on Form S-3, the Company shall, except during the 180-day period following the Closing of the Offering and subject to certain other exceptions, upon the request of holders of more than 50% of the Quest Shares, use its best efforts to effect a registration of all or a portion of the Quest Shares. The Company is not obligated to effect more than one such registration during any 12-month period. If the Company for itself or any of its security holders shall at any time after the Offering determine to register under the Securities Act any shares of its capital stock or other securities, subject to certain exceptions, the Company is obligated to use its best efforts to cause such number of Quest Shares as is requested by any Quest Holder to be included in such registration statement to the extent permissible under the Securities Act.

  Prior to this offering, there has been no public market for the Common Stock and no prediction can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  The underwriters of the Offering named below (the "Underwriters"), for whom Lehman Brothers Inc. and Wheat First Union, a division of Wheat First Securities, Inc., are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus is a part, to purchase from the Company the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                       NUMBER OF
     UNDERWRITERS                                                       SHARES
     ------------                                                      ---------
     Lehman Brothers Inc..............................................
     Wheat First Securities, Inc......................................
                                                                          ---
         Total........................................................
                                                                          ===

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, as well as the requirement that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement (other than those covered by the over-allotment option described below), must be so purchased.

  The Company and the Selling Stockholders have granted to the Underwriters an option to purchase up to an additional 480,000 shares of Common Stock at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of the Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time up to 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such an option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  Each of the Company and its executive officers and directors, and certain of the Company's stockholders (including the Selling Stockholders) and option holders, has agreed, for a period of 180 days after the date of this Prospectus (the "Lock-up Period"), not to, directly or indirectly and subject to certain exceptions, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future
of) any shares of Common Stock or securities convertible into or exchangeable for Common Stock or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock. In addition, during the Lock-up Period, the Company has agreed not to cause the registration of any shares of such Common Stock or securities convertible into or exchangeable for Common Stock.

  Prior to the Offering, there has been no public market for the shares of Common Stock. There can be no assurance that an active trading market will develop for shares of the Common Stock or as to the price at which shares of the Common Stock may trade in the public market from time to time subsequent to the Offering. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, capital structure, estimates of the business potential and earnings prospects of the Company and its industry in general, an overall assessment of the Company, an assessment of the Company's management and the market price of securities of companies engaged in businesses similar to that of the Company. The initial price per share to the public set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors.

  Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "TTST."

  Other than in the United States, no action has been taken in any jurisdiction by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any such jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  The Representatives have informed the Company that they do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of Teltrust, Inc. and subsidiaries included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered by the Company has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by its independent public accountants.

                                   GLOSSARY

  CLEC (Competitive Local Exchange Carrier): A LEC that provides switched local services in competition with the incumbent LEC (typically, an RBOC), as an alternative for local transport of private line, special access and interstate transport of switched access telecommunications services.

  Common Carrier: A government-regulated, private company that furnishes the general public with telecommunications services and facilities (such as a telephone or telegraph company).

  FCC: Federal Communications Commission.

  Hub: A collection center located centrally in an area where telecommunications traffic can be aggregated at a central point for transport and distribution.

  InterLATA Service: Telecommunications between a point located in a local access and transport area and a point located outside such area.

  IntraLATA Service: Calls are those calls that originate and terminate within the same LATA, but are outside the local calling area.

  IXC (Inter-Exchange Carriers): Usually referred to as long distance providers. There are many facilities-based IXCs including AT&T, MCI, WorldCom and Sprint, as well as numerous CLECs.

  LATA (Local Access Transport Area): The approximately 164 geographic areas which define the regions in which each RBOC is authorized to provide service. LATAs roughly reflect the population density of their respective states (California has 11 LATAs while Wyoming has only one). The RBOCs are generally prohibited from providing long distance service between LATAs in their territory (i.e., interLATA services).

  LEC (Local Exchange Carrier): A company providing local telephone services, including the RBOCs, GTE and more than 1,000 other independents. The term includes incumbent LECs and CLECs.

  Local Exchange Services: Generally refers to all services provided by a LEC or CLEC including local dial tone, the provision of telephone numbers, calling within the local exchange area and long distance access services.

  Long Distance Carrier: A company providing interLATA or long distance services between local exchanges on an intrastate or interstate basis. Long distance carriers may also be long distance reseller companies. A long distance carrier may offer services over its own or another carrier's facilities. Major long distance carriers include AT&T, MCI, Sprint and WorldCom and may also include resellers of long distance capacity.

  Network: Any system designed to provide one or more access paths for communications between users at different geographic locations. Communications networks may be designed for voice, text, data, facsimile image and/or video. They may feature limited access (private networks) or open access (public networks) and will employ whatever switching and transmission technologies are appropriate.

  Paystation: A publicly accessible pay telephone.

  Platform: The Harris 2020 tandem switching system, Harris Protocall automated operator system and, at some sites, a proprietary voice call distribution system.

  PUC (Public Utility Commission): A state regulatory body, established in most states, which regulates utilities, including telephone companies, providing intrastate services.

  RBOC (Regional Bell Operating Company): One of the regional companies created by the AT&T divestiture and their operating subsidiary companies. They are Ameritech, Bell Atlantic, BellSouth, SBC Corporation (formerly Southwestern Bell) and US WEST. The RBOCs have numerous unregulated subsidiaries engaged in variety of communications-related and non-communications businesses. The divestiture agreement barred RBOCs from providing interLATA services within their service areas and from manufacturing telecommunications equipment and certain other business activities, such as providing long distance service, but provided mechanisms for review, waiver, modification or removal of the prohibitions.

  Redundancy: The capability of telecommunications facility to use two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

  Reseller: A carrier that does not operate its own transmission facilities (although it may own its own switches or other equipment) but obtains communications services from another carrier for resale to the public for profit.

  Slamming: The practice of unlawfully switching a customer's telephone service provider without the consent of the affected consumer.

  SS7 (Signaling System 7): A sophisticated network signaling system that utilizes out-of-band signaling where signaling information is sent over a separate channel from the call itself. SS7 improves call processing set-up times and frees circuits for voice, data and video transmissions.

  Switch: A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of interconnecting different circuits to create a temporary transmission path between users. In operation, a switch may be a sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switches allow local telecommunications service providers to connect calls directly to their destination while providing advanced features and recording connection information for future billing.

  Telecommunications Act of 1996: Federal telecommunications legislation passed in February 1996 which was to provide for a pro-competitive, deregulatory national policy framework designed to accelerate rapidly private sector deployment of advanced telecommunications and information technologies and services in the United States by opening all telecommunications markets to competition.

  Third-Party Verification: The process by which an independent third party verifies a consumer's decision to change his or her selected IXC, CLEC or other service provider.

                         INDEX TO FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

Report of independent public accountants.................................. F-2
Consolidated balance sheets as of December 31, 1996 and 1997.............. F-3
Consolidated statements of operations for the years ended December 31,
 1995, 1996 and 1997...................................................... F-4
Consolidated statements of stockholders' equity (deficit) for the years ended December 31, 1995, 1996 and 1997................................... F-5
Consolidated statements of cash flows for the years ended December 31,
 1995, 1996 and 1997...................................................... F-6
Notes to consolidated financial statements................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Teltrust, Inc.:

  We have audited the accompanying consolidated balance sheets of Teltrust, Inc. (a Delaware corporation) and subsidiaries (collectively, the "Company") as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teltrust, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
March 6, 1998 (except with respect to the matters discussed in the first paragraph of Note 1 and Note 15, as to which the date is April 22, 1998)

                        TELTRUST, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                        AS OF DECEMBER 31,
                                                     -------------------------
                                                        1996          1997
                                                     -----------  ------------
Current assets:
  Cash and cash equivalents......................... $ 1,574,511  $    526,495
  Accounts receivable:
    Third party billings, net of estimated clearing
     costs of $1,118,500 and $1,430,000,
     respectively...................................     783,777     1,945,089
    Other, net of allowance for doubtful accounts of
     $1,104,100 and $1,030,600, respectively........   5,653,213     8,115,226
  Other current assets..............................     442,584       542,800
                                                     -----------  ------------
      Total current assets..........................   8,454,085    11,129,610
Restricted cash.....................................   6,900,000           --
Property and equipment, net of accumulated
 depreciation and amortization......................   4,301,951     9,847,290
Equipment held under capital lease obligations, net
 of accumulated amortization........................   2,862,149     3,470,152
Notes receivable from related parties...............     936,423       266,667
Other assets, net of accumulated amortization.......   1,212,679     1,204,677
                                                     -----------  ------------
      Total assets.................................. $24,667,287  $ 25,918,396
                                                     ===========  ============
Current liabilities:
  Current portion of notes payable.................. $   355,452  $    121,435
  Current portion of capital lease obligations......     627,490     1,082,979
  Subordinated note payable to stockholder..........     400,649           --
  Current portion of subordinated revolving credit
   agreements.......................................      48,378           --
  Accounts payable..................................   5,564,124    10,728,966
  Accrued liabilities...............................   2,126,481     3,569,255
  Customer deposits.................................     242,966       960,579
  Accrued payroll...................................     788,025       707,010
                                                     -----------  ------------
      Total current liabilities.....................  10,153,565    17,170,224
Revolving line of credit............................         --     12,100,000
Notes payable, net of current portion...............   3,049,855       523,663
Capital lease obligations, net of current portion...   1,873,097     1,783,101
Subordinated revolving credit agreements, net of
 current portion....................................     449,883           --
                                                     -----------  ------------
      Total liabilities.............................  15,526,400    31,576,988
                                                     -----------  ------------
Commitments and contingencies (Notes 4, 5, 6, 8 and
 15)
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized, 3,218,884 shares outstanding
   (aggregate liquidation preference of $15,131,507
   and $16,331,507, respectively)...................  14,510,951    14,510,951
  Common stock, $.01 par value: 20,000,000 shares
   authorized, 4,641,999 and 6,974,039 shares
   outstanding, respectively........................      46,420        69,740
  Additional paid-in capital........................   3,149,080     3,616,254
  Common stock warrants.............................     425,000           --
  Stockholder receivables...........................         --       (275,178)
  Accumulated deficit...............................  (8,990,564)  (23,580,359)
                                                     -----------  ------------
      Total stockholders' equity (deficit)..........   9,140,887    (5,658,592)
                                                     -----------  ------------
      Total liabilities and stockholders' equity
       (deficit).................................... $24,667,287  $ 25,918,396
                                                     ===========  ============

 The accompanying notes are an integral part of these consolidated statements.

                        TELTRUST, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          FOR THE YEARS ENDED DECEMBER 31,
                                        --------------------------------------
                                           1995         1996          1997
                                        -----------  -----------  ------------
OPERATING REVENUES:
  Call processing services............  $29,289,773  $33,884,925  $ 46,221,645
  Calling card services...............    4,571,623    7,216,500    10,782,439
                                        -----------  -----------  ------------
    Total operating revenues..........   33,861,396   41,101,425    57,004,084
Costs of operating revenues...........   23,485,855   29,300,800    45,472,816
                                        -----------  -----------  ------------
  Gross profit........................   10,375,541   11,800,625    11,531,268
                                        -----------  -----------  ------------
OPERATING EXPENSES:
  Selling, general and
   administrative.....................   12,647,572   12,147,893    21,721,240
  Depreciation and amortization.......    1,353,665    1,467,161     1,990,555
                                        -----------  -----------  ------------
    Total operating expenses..........   14,001,237   13,615,054    23,711,795
                                        -----------  -----------  ------------
Operating loss........................   (3,625,696)  (1,814,429)  (12,180,527)
                                        -----------  -----------  ------------
OTHER INCOME (EXPENSE):
  Interest income.....................       26,276      187,597       351,263
  Other income........................       38,952        7,590        54,102
  Interest expense....................     (694,393)    (928,027)   (1,442,377)
                                        -----------  -----------  ------------
    Total other expense, net..........     (629,165)    (732,840)   (1,037,012)
                                        -----------  -----------  ------------
Loss from continuing operations before
 benefit from (provision for) income
 taxes................................   (4,254,861)  (2,547,269)  (13,217,539)
  Benefit from (provision for) income
   taxes..............................      783,382       20,419        (5,218)
                                        -----------  -----------  ------------
Loss from continuing operations.......   (3,471,479)  (2,526,850)  (13,222,757)
DISCONTINUED OPERATIONS:
  Operating income, less applicable
   income taxes of $233,599...........      392,671          --            --
  Gain from disposal, less applicable
   income taxes of $587,688...........      987,882          --            --
                                        -----------  -----------  ------------
Net loss..............................  $(2,090,926) $(2,526,850) $(13,222,757)
                                        ===========  ===========  ============
BASIC AND DILUTED LOSS PER COMMON
 SHARE (NOTE 2):
  Loss from continuing operations.....  $     (0.80) $     (0.57) $      (2.47)
  Discontinued operations.............         0.32          --            --
                                        -----------  -----------  ------------
  Net loss............................  $     (0.48) $     (0.57) $      (2.47)
                                        ===========  ===========  ============
Weighted average common shares
 outstanding..........................    4,339,117    4,641,999     5,843,313

 The accompanying notes are an integral part of these consolidated statements.

                        TELTRUST, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                      COMMON STOCK         PREFERRED STOCK    ADDITIONAL   COMMON
                    ------------------  ---------------------  PAID-IN     STOCK    STOCKHOLDER ACCUMULATED
                     SHARES    AMOUNT    SHARES     AMOUNT     CAPITAL    WARRANTS  RECEIVABLES   DEFICIT        TOTAL
                    ---------  -------  --------- ----------- ----------  --------  ----------- ------------  -----------
Balance, December
 31, 1994.........  3,578,999  $35,790        --  $       --  $1,033,710  $    --    $     --   $ (4,372,788) $(3,303,288)
Conversion of
 subordinated
 notes payable to
 stockholders into
 1,063,000 shares
 of common stock
 at $2.00 per
 share............  1,063,000   10,630                         2,115,370                                        2,126,000
Issuance of
 warrants to
 senior debt
 holders..........                                                         125,000                                125,000
Net loss..........                                                                                (2,090,926)  (2,090,926)
                    ---------  -------  --------- ----------- ----------  --------   ---------  ------------  -----------
Balance, December
 31, 1995.........  4,641,999   46,420        --          --   3,149,080   125,000         --     (6,463,714)  (3,143,214)
                    ---------  -------  --------- ----------- ----------  --------   ---------  ------------  -----------
Issuance of
 preferred shares
 at $4.66 per
 share, net of
 offering costs of
 $489,049.........                      3,218,884  14,510,951                                                  14,510,951
Warrants issued in
 connection with
 subordinated
 revolving credit
 agreements.......                                                          50,000                                 50,000
Warrants issued in
 connection with
 subordinated
 notes payable to
 stockholders.....                                                         100,000                                100,000
Issuance of
 warrants to
 senior debt
 holders..........                                                         150,000                                150,000
Net loss..........                                                                                (2,526,850)  (2,526,850)
                    ---------  -------  --------- ----------- ----------  --------   ---------  ------------  -----------
Balance, December
 31, 1996.........  4,641,999   46,420  3,218,884  14,510,951  3,149,080   425,000         --     (8,990,564)   9,140,887
                    ---------  -------  --------- ----------- ----------  --------   ---------  ------------  -----------
Repurchase and
 retirement of
 536,481 shares of
 common stock at
 $4.55 per share..   (536,481)  (5,365)                       (1,067,597)                         (1,367,038)  (2,440,000)
Exercise of
 warrants by
 stockholders at
 $0.167 per
 share............  2,000,520   20,005                           413,421  (100,000)                               333,426
Issuance of common
 stock warrants to
 senior debts
 holders..........                                                          28,649                                 28,649
Exercise of
 warrants by
 subordinated debt
 holders at $1.00
 per share........    500,000    5,000                           545,000   (50,000)                               500,000
Exercise of
 warrants by
 senior debt
 holders at $0.01
 per share........    180,084    1,801                           303,051  (303,649)                                 1,203
Exercise of stock
 options at a
 weighted average
 price of $1.46
 per share........    187,917    1,879                           273,299              (275,178)
Net loss..........                                                                               (13,222,757) (13,222,757)
                    ---------  -------  --------- ----------- ----------  --------   ---------  ------------  -----------
Balance, December
 31, 1997.........  6,974,039  $69,740  3,218,884 $14,510,951 $3,616,254  $    --    $(275,178) $(23,580,359) $(5,658,592)
                    =========  =======  ========= =========== ==========  ========   =========  ============  ===========

 The accompanying notes are an integral part of these consolidated statements.

                        TELTRUST, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                            1995         1996          1997
                                         -----------  -----------  ------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss..............................  $(2,090,926) $(2,526,850) $(13,222,757)
 Adjustments to reconcile net loss to
  net cash used in operating
  activities:
 Depreciation and amortization.........    1,353,665    1,467,161     1,990,555
 Provision for doubtful accounts
  receivable...........................      531,010      785,764     3,649,974
 Loss on writedown of investment in
  joint venture........................          --           --        831,991
 Gain on disposal of discontinued
  operations...........................   (1,575,570)         --            --
 Noncash interest expense..............      248,231      365,989       478,441
 Changes in assets and liabilities:
 Decrease (increase) in:
  Third party billings receivable......      439,140      433,915    (1,161,312)
  Other accounts receivable, net.......   (1,670,203)  (3,257,930)   (5,460,935)
  Other current assets.................      (76,970)    (259,337)     (100,216)
  Notes receivable from related
   parties.............................     (575,512)    (595,311)       18,710
  Other assets.........................     (355,719)     (95,934)   (1,008,588)
 Increase (decrease) in:
  Accounts payable.....................   (2,061,343)       3,858     5,164,842
  Accrued liabilities..................     (116,619)     154,225     1,442,774
  Customer deposits....................      242,763          203       717,613
  Accrued payroll......................      410,467      174,654       (81,015)
                                         -----------  -----------  ------------
Net cash used in operating activities..   (5,297,586)  (3,349,593)   (6,739,923)
                                         -----------  -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment....   (1,136,940)  (1,706,551)   (7,163,897)
 Proceeds from disposal of discontinued
  operations...........................    3,664,889          --            --
 (Increase) decrease in restricted
  cash.................................          --    (4,000,000)    4,000,000
                                         -----------  -----------  ------------
Net cash provided by (used in)
 investing activities..................    2,527,949   (5,706,551)   (3,163,897)
                                         -----------  -----------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of:
 Subordinated notes payable to
  stockholders.........................    1,200,000      500,000           --
 Revolving line of credit..............          --           --     12,100,000
 Notes payable.........................    3,695,363    1,500,000       101,623
 Principal payments on:
 Notes payable.........................   (1,556,190)  (1,356,162)   (3,109,498)
 Capital lease obligations.............     (353,746)    (296,666)     (614,507)
 Subordinated revolving credit
  agreements...........................          --           --       (538,886)
 Subordinated notes payable to
  stockholders.........................          --    (1,769,967)     (338,700)
 Payments made to repurchase common
  stock................................          --           --     (2,440,000)
 Proceeds from the exercise of
  warrants.............................          --           --        795,772
 Net proceeds from the sale of
  preferred stock......................          --    14,510,951           --
 (Increase) decrease in restricted
  cash.................................          --    (2,900,000)    2,900,000
                                         -----------  -----------  ------------
Net cash provided by financing
 activities............................    2,985,427   10,188,156     8,855,804
                                         -----------  -----------  ------------
Net increase (decrease) in cash and
 cash equivalents......................      215,790    1,132,012    (1,048,016)
Cash and cash equivalents at beginning
 of the year...........................      226,709      442,499     1,574,511
                                         -----------  -----------  ------------
Cash and cash equivalents at end of the
 year..................................  $   442,499  $ 1,574,511  $    526,495
                                         ===========  ===========  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid during the year for:
 Interest..............................  $   446,162  $   562,038  $    993,079
 Income taxes..........................          --        35,100           --
SUPPLEMENTAL SCHEDULE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES:
 Capital lease obligations incurred
  during the year for the acquisition
  of equipment.........................      513,383    1,818,930       980,000
 Issuance of 1,063,000 shares of common
  stock to stockholders in exchange for
  reduction in subordinated notes
  payable..............................    2,126,000          --            --
 Issuance of warrants to purchase
  500,000 shares of common stock.......          --        50,000           --
 Issuance of warrants to purchase
  2,000,520 shares of common stock.....          --       100,000           --
 Issuance of warrants to purchase
  64,889, 69,227 and 45,968 shares of
  common stock, respectively...........      125,000      150,000        28,649
 Exercise of options in exchange for
  notes receivable from stockholders...          --           --        275,178
 Exercise of 404,992 common stock
  warrants in exchange for reduction in
  subordinated notes payable to
  stockholder..........................          --           --         67,500

 The accompanying notes are an integral part of these consolidated statements.

                        TELTRUST, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 NATURE OF OPERATIONS AND REORGANIZATION

  Teltrust, Inc. (formerly known as TTST Holdings, Inc.) was incorporated in Delaware on April 8, 1998 to acquire all of the outstanding capital stock of Teltrust Holdings, Inc., a Utah corporation (formerly known as Teltrust, Inc.), through a corporate reorganization under the laws of Delaware and Utah. This corporate reorganization was completed on April 22, 1998 (see Note 15). The capital accounts presented in the accompanying consolidated balance sheets reflect the authorized common and preferred stock of Teltrust, Inc., organized on April 8, 1998. Teltrust and its subsidiaries (collectively referred to as "the Company") provide a broad range of enhanced call processing and calling card services to the domestic telecommunications industry. The Company provides a broad range of enhanced call processing services, including call completion, national directory assistance and third party verification services, in addition to calling card services. Services are delivered through the use of state-of-the-art technology, switch-based call processing platforms and more than 1,000 employees. Telecommunications service providers contract with the Company to provide enhanced call-processing services to their end user business and consumer customers. The Company's customers include interexchange carriers ("IXCs"), regional Bell operating companies ("RBOCs"), other local exchange carriers ("LECs") and competitive local exchange carriers ("CLECs"), wireless providers, pay telephone and hospitality service providers, calling card service providers, and international telecommunications carriers. Customers access the Company's telecommunications platforms and services through a multi-state leased line network served by fourteen tandem and operator switches in eleven locations in Salt Lake City, Atlanta, Los Angeles, Miami and New York City.

  During 1994, the Company launched new strategies and products designed to position itself as a premier provider of enhanced call processing services to take advantage of emerging markets in telecommunications. The continued increase in telecommunications competition, fostered by the Telecommunications Act of 1996 and subsequent entry of new providers created additional opportunity for the Company to penetrate newly established markets with its products. The Company further expanded its calling card services through the acquisition of Quest Group International, Inc. and its affiliates (collectively, "Quest") in December 1997 (see Note 3).

  The Company's sales have been, and the Company expects that its sales will continue to be, somewhat seasonal, due to the nature of call traffic from independent and LEC-owned pay telephones and the use of prepaid and other calling cards. Traditional agent-assisted long distance services produce peak revenues during the summer months, coincident with domestic travel and vacation patterns. To a lesser degree, national directory assistance, prepaid and other calling cards and third-party verification services are also affected by seasonal demand fluctuations with demand peaking in the spring and summer months.

 DISCONTINUED OPERATIONS

  Effective November 1, 1995, the Company entered into an agreement with Cherokee Communications, Inc. for the sale of substantially all of the assets of Teltrust Phones, Inc., a wholly-owned subsidiary of Teltrust, for $3,664,889 in cash. Additionally, the Company is bound by a covenant not to compete by operating or managing pay telephones for five years subsequent to the effective date of the sale. A gain on the disposal of the subsidiary's operations of $1,575,570 (before related income taxes of $587,688) has been reflected in the accompanying 1995 consolidated statement of operations. Revenue from discontinued operations was $3,275,781 for the period from January 1, 1995 through October 31, 1995. Operating income and gain from disposal of discontinued operations have been presented as separate captions in the 1995 statement of operations.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Teltrust and its wholly owned subsidiaries Teltrust Communication Services, Inc. ("TCS"), Teltrust Phones, Inc. ("Phones", now inactive), Teltrust Teleservices, Inc. ("Teleservices"), Quest Group International, Inc. and Quest Real Estate, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 CASH AND CASH EQUIVALENTS

  For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

 RESTRICTED CASH

  As of December 31, 1996, $6,900,000 of the Company's cash and cash equivalents were restricted to repayment of an approximately $400,000 subordinated note payable to a stockholder, $2,500,000 to repurchase common stock and $4,000,000 for capital expenditures. No such restriction existed as of December 31, 1997.

 REVENUE RECOGNITION

  The Company's business is primarily transaction based, and accordingly, revenues are recognized as services are performed.

CALL PROCESSING SERVICES

  Depending upon the nature of the relationship with its customer, the Company may recognize revenue on a "wholesale basis" or a "retail basis". Wholesale revenues consist of relationships where the Company provides a service to another entity servicing the end-user. In a wholesale-type relationship, the Company does not assume the credit risk from the end-user. Retail revenues consist of relationships where the Company assumes ownership of the entire call transaction and recognizes the gross call billing to the end-user as revenue. In a retail-type relationship, the Company does assume the credit risk related to the end-user. The following describes the nature of the services and revenue earning process for each of the Company's call processing services.

  . Call Completion Services--These services consist of automated or live agent assisted calling card calling, collect calling and third-party billed calling. The Company earns revenues from its call completion services on a per-completed call, pre-call attempt or per-minute-of-use-basis. These services are performed on both a wholesale and retail basis.

  . National Directory Assistance--These services consist of national directory assistance covering the 50 United States, the District of Columbia, Puerto Rico and the United States Virgin Islands. The Company generally earns revenues from this service on a wholesale, per-inquiry basis.

  . Third-Party Verification Services--Third-party verification is an FCC requirement designed to protect consumers from unauthorized switching of an end-user's IXC, LEC or public utility provider without first obtaining the consent of the end-user. In providing this service, the Company acts as an independent third-party to verify an end-user's order to change its IXC, LEC or public utility provider. The Company generally earns fees from its third-party verification operations on a wholesale, per-call or hourly basis.

CALLING CARD SERVICES

  The Company's calling card services are provided through two applications: wholesale applications and co-branded retail applications. In wholesale service applications, customers purchase network and platform services from the Company on a per-minute-of-use basis. Revenue is recognized as services are provided. In co-branded retail service applications, customers purchase calling cards from the Company at a discount from the retail value. The Company receives cash upon the sale of prepaid calling cards, net of the discount given to the co-branded services retail customer. The Company recognizes revenue as the calling card is utilized by the end-user. Cash received is recorded as unearned revenue in the accompanying consolidated balance sheets.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  The book value of the Company's financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

THIRD-PARTY BILLINGS RECEIVABLE

  The Company bills the majority of its accounts receivable under an agreement with a third-party billing provider. This agreement allows the Company to submit call detail records to the third-party billing provider, which in turn forwards these records to LECs to be billed. The third-party billing provider collects the funds from the LEC and then remits the funds, net of clearing costs, to the Company. Because this collection process can take up to 90 days to complete, the Company participates in an advance funding program offered by the third-party billing provider whereby certain call records are purchased for 80 percent of their value within five days of presentment. The remaining 20 percent of the value of the call records is remitted to the Company, net of interest and clearing costs, as the third-party billing provider collects the funds from the LECs. The allowance for clearing costs includes the Company's estimate of uncollectible calls at December 31, 1996 and 1997. The Company's customers are responsible for any amounts that ultimately are not collectible; however, the Company is subject to the credit risks associated with collecting these amounts from its customers. As of December 31, 1996 and 1997, the Company has established reserves (estimated clearing costs) which management believes are sufficient for potential charge backs.

  As a component of this agreement, the Company is charged interest on the 80 percent of the call record value which is advanced to the Company at the prime lending rate as quoted in the Wall Street Journal (8.5 percent at December 31, 1997) plus two percent. The Company, in turn, charges its customers for interest on these amounts at the same rate.

  The Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in June 1996. This statement provides accounting and reporting standards for, among other things, the transfer and servicing of financial assets, such as factoring receivables with recourse. The statement is effective for transfers and servicing of financial assets occurring after December 31, 1996 and requires prospective application. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125." SFAS No. 127 amended the effective date for certain provisions of SFAS No. 125 to December 31, 1997. The adoption of these statements did not have a material impact on the financial position or results of operations of the Company.

  As of December 31, 1996 and 1997, third-party billings receivables include approximately $775,000 and $724,000, respectively, of gross billings for which advance funding has not been received.

 PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization is removed from the accounts and any gain or loss is included in the determination of net income or loss.

  Expenditures for maintenance and repairs are charged to expense as incurred. Direct installation costs and major improvements are capitalized.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Property and equipment as of December 31, 1996 and 1997, are summarized as follows:

                                           USEFUL LIVES    1996         1997
                                           ------------ -----------  ----------
Switch equipment.........................      10 years $ 2,187,641  $4,366,383
Computer equipment.......................       5 years   1,795,014   3,476,272
Software.................................       3 years     462,771   1,961,577
Operator stations........................       5 years     813,041   1,517,875
Leasehold improvements...................       7 years     908,763   1,385,524
Office furniture and equipment...........       7 years     592,525   1,002,522
Building.................................      30 years     428,433     428,433
Other....................................  3 to 7 years     266,804     521,408
Land.....................................                    95,330      95,330
                                                        -----------  ----------
  Total property and equipment...........                 7,550,322  14,755,324
Less accumulated depreciation and amorti-
 zation..................................                (3,248,371) (4,908,034)
                                                        -----------  ----------
  Property and equipment, net of accumu-
   lated depreciation and amortization...               $ 4,301,951  $9,847,290
                                                        ===========  ==========

 EQUIPMENT HELD UNDER CAPITAL LEASE OBLIGATIONS

  Equipment held under capital lease obligations as of December 31, 1996 and 1997, is summarized as follows:

                                           USEFUL LIVES    1996        1997
                                           ------------ ----------  -----------
Switch equipment..........................   10 years   $3,632,955  $ 4,617,612
Computer equipment........................    5 years       72,817       68,161
                                                        ----------  -----------
    Total equipment held under capital
     lease obligations....................               3,705,772    4,685,773
Less accumulated amortization.............                (843,623)  (1,215,621)
                                                        ----------  -----------
    Equipment held under capital lease
     obligations, net of accumulated
     amortization.........................              $2,862,149  $ 3,470,152
                                                        ==========  ===========

 OTHER ASSETS

  Other assets as of December 31, 1996 and 1997, are summarized as follows:

                                                            1996        1997
                                                         ----------  ----------
Loan origination fees................................... $  248,164  $  503,865
Deposits................................................    188,023     272,482
Notes receivable........................................    255,996     443,693
Investment in joint venture.............................    564,499         --
Other...................................................    170,716         --
                                                         ----------  ----------
  Total other assets....................................  1,427,398   1,220,040
Less accumulated amortization...........................   (214,719)    (15,363)
                                                         ----------  ----------
  Other assets, net of accumulated amortization......... $1,212,679  $1,204,677
                                                         ==========  ==========

Loan origination fees are amortized over the five-year life of the debt agreement.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 ACCRUED LIABILITIES

  Accrued liabilities as of December 31, 1996 and 1997, are summarized as follows:

                                                              1996       1997
                                                           ---------- ----------
   Accrued expenses....................................... $  690,987 $1,136,099
   Unearned revenue.......................................    412,292    512,292
   Accrued legal fees.....................................     60,000    481,833
   Accrued vacation.......................................    208,821    330,183
   Other..................................................    754,381  1,108,848
                                                           ---------- ----------
                                                           $2,126,481 $3,569,255
                                                           ========== ==========

 INCOME TAXES

  The Company recognizes liabilities or assets for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary.

 RECENT ACCOUNTING PRONOUNCEMENT

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments for an Enterprise and Related Information". The statement establishes new standards for public companies to report information about operating segments, products and services, geographic areas and major customers. This statement is effective for periods beginning after December 15, 1997. The Company anticipates it will have two reporting segments; namely, call processing services and calling card services.

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company currently expenses such costs and therefore, the implementation of this pronouncement is not expected to have any impact on the Company's financial position or results of operations.

 PERVASIVENESS OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The use of estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The Company manages its credit, theft and fraud risks through its internal controls, monitoring and blocking systems. The Company also maintains reserves which it deems adequate for such risks. However, past experience in estimating and establishing reserves and the Company's historical losses may not necessarily be accurate indications of the future. The Company believes that its risk management and bad debt reserve practices are adequate; however the actual losses resulting from unauthorized or returned transactions or thefts of services could be different from those estimates.

 NET LOSS PER COMMON SHARE

  In accordance with SFAS No. 128, "Earnings per Share," basic net income per common share ("Basic EPS") excludes the effects of all common stock equivalents and convertible securities and is computed by

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

dividing net income by the weighted-average number of common shares outstanding during the year. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if common stock equivalents and convertible securities were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income (loss) per common share. The Company has incurred net losses for all years presented and therefore, all common stock equivalents were excluded from the calculation of diluted loss per common share for the years ended December 31, 1995, 1996 and 1997 because they would have been anti-dilutive, thereby decreasing the net loss per common share.

  At December 31, 1995, 1996 and 1997, there were outstanding options to purchase 589,000, 873,648 and 1,183,799 shares, respectively, of common stock. In accordance with SFAS No. 128, in determining the net loss attributable to common stockholders, the Company has increased the net loss by undeclared dividends on preferred stock of $131,507 and $1,200,000 for the years ended December 31, 1996 and 1997, respectively. There were no undeclared preferred stock dividends for the year ended December 31, 1995. The calculation of basic and dilutive net loss per common share is as follows for 1995, 1996 and 1997:

                                                    FOR THE YEAR ENDED DECEMBER 31,
                  --------------------------------------------------------------------------------------------------------
                                1995                               1996                               1997
                  ---------------------------------  ---------------------------------  ----------------------------------
                                              PER-                               PER-                                PER-
                     LOSS         SHARES     SHARE      LOSS         SHARES     SHARE       LOSS         SHARES     SHARE
                  (NUMERATOR)  (DENOMINATOR) AMOUNT  (NUMERATOR)  (DENOMINATOR) AMOUNT  (NUMERATOR)   (DENOMINATOR) AMOUNT
                  -----------  ------------- ------  -----------  ------------- ------  ------------  ------------- ------
Loss from
 continuing
 operations.....  $(3,471,479)                       $(2,526,850)                       $(13,222,757)
Add: undeclared
 preferred stock
 dividends......          --                            (131,507)                         (1,200,000)
                  -----------                        -----------                        ------------
BASIC AND
 DILUTED
Loss from
 continuing
 operations
 attributable to
 common
 stockholders...   (3,471,479)   4,339,117   $(0.80)  (2,658,357)   4,641,999   $(0.57)  (14,422,757)   5,843,313   $(2.47)
Income from
 discontinued
 operations.....    1,380,553    4,339,117     0.32          --           --       --            --           --       --
                  -----------    ---------   ------  -----------    ---------   ------  ------------    ---------   ------
Net loss
 attributable to
 common
 stockholders...  $(2,090,926)   4,339,117   $(0.48) $(2,658,357)   4,641,999   $(0.57) $(14,422,757)   5,843,313   $(2.47)
                  ===========    =========   ======  ===========    =========   ======  ============    =========   ======

 SIGNIFICANT CUSTOMERS

  Three contracts with two independent affiliates of one RBOC accounted for approximately 2.7%, 11.9% and 1.6% of the Company's 1997 consolidated revenues. There were no other customers that accounted for more than 10% of the Company's consolidated revenues during 1995, 1996 and 1997. The Company's five largest customers accounted for 20.4%, 27.3% and 39.7% of total operating revenues for the years ended December 31, 1995, 1996 and 1997, respectively. The Company expects that revenues attributable to a relatively small number of customers will continue to represent a significant percentage of its total revenues for the foreseeable future. The terms of the contracts with its most significant customers have terms varying from one to three years. Although the Company believes that it has good relationships with its customers, there can be no assurance that the Company's customers, including its significant customers, will continue to use the Company's services in amounts greater than or similar to previous years, or at all. The loss or significant reduction of revenues from its significant customers could have a material adverse effect on the Company's results of operations and financial condition.

  At December 31, 1997, the customers with the four highest accounts receivable balances totaled $6,857,289, or 55%, of gross accounts receivable. At December 31, 1997, the outstanding accounts receivable balance from one customer was $3,975,649, or 31%, of gross accounts receivable. If any one or a group of these customers' receivable balances should be uncollectible, it would have a material adverse effect on the Company's results of operations and financial condition.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 ADVERTISING

  In accordance with Statement of Position 93-7, "Reporting on Advertising Costs," costs for advertising are expensed as incurred within the fiscal year. If it is determined that the advertising costs will provide a future economic benefit, the costs are capitalized and amortized over the period of benefit, not to exceed one year. For the years ended December 31, 1995, 1996 and 1997, advertising expenses were $578,434, $1,051,480 and $1,025,838, respectively.

 ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

  The Company accounts for impairment of long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets be reviewed for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of future undiscounted net cash flows of the related asset over the remaining life in measuring whether assets are recoverable. As of December 31, 1997, the Company has determined that none of its long-lived assets have been impaired.

NOTE 3 MERGER

  On December 31, 1997, the Company merged with Quest Group International, Inc. and Quest Real Estate, Inc. (collectively, "Quest") in a stock-for-stock transaction that resulted in Quest becoming a wholly owned subsidiary of Teltrust, Inc. Under the terms of the agreement, Quest stockholders received
1.6516 shares of Teltrust common stock for each Quest share. Accordingly, the Company issued 900,000 shares of common stock for all outstanding shares of Quest common stock.

  The merger qualified as a tax-free reorganization and was accounted for as a pooling-of-interests. Accordingly, the Company's financial statements have been restated to include the accounts and operations of Quest for all periods presented as though the two companies had always been a combined entity.

  Consolidated and separate results of Teltrust, Inc. and Quest during the periods preceding the merger were as follows:

                                            FOR THE YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                              1995        1996        1997
                                           ----------  ----------  -----------
                                                    (IN THOUSANDS)
REVENUES:
  Teltrust, Inc........................... $   28,128  $   34,551  $    52,410
  Quest...................................      5,733       6,720        4,594
  Elimination of intercompany
   transactions...........................        --         (170)         --
                                           ----------  ----------  -----------
    Consolidated.......................... $   33,861  $   41,101  $    57,004
                                           ==========  ==========  ===========
NET LOSS:
  Teltrust, Inc........................... $     (161) $     (975) $   (10,394)
  Quest...................................     (1,930)     (1,552)      (2,829)
                                           ----------  ----------  -----------
    Consolidated.......................... $   (2,091) $   (2,527) $   (13,223)
                                           ==========  ==========  ===========

  No adjustments were necessary to the consolidated financial results presented above to conform the accounting policies of the two companies, other than certain revenue and expense reclassifications.

  In connection with the merger, at any time after 180 days following the Company's registered initial public offering of equity securities, upon written request, the holders of more than fifty percent of the registrable securities issued pursuant to the merger may demand a registration statement to be filed for which the Company would bear the cost of filing such registration statement (except the stockholders' underwriting discounts, commissions and legal fees).

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 4 REVOLVING LINE OF CREDIT

  In November 1997, the Company entered into a five-year Reducing Revolving Credit Facility ("Credit Facility") with a bank in the amount of $15,000,000 (see Note 15). Up to the full amount of the Credit Facility may be borrowed, repaid and reborrowed subject to quarterly reductions in the commitment amount beginning on March 31, 1999, as follows:

                                                          QUARTERLY  QUARTERLY
                                                          REDUCTION  REDUCTION
                                                          PERCENTAGE   AMOUNT
               QUARTERLY BEGINNING MARCH 31,              ---------- ----------
     1999................................................   3.000%   $  450,000
     2000................................................   5.625       843,750
     2001................................................   9.000     1,350,000
     2002................................................   9.833     1,474,950

  The Credit Facility's final maturity is September 30, 2002 and provides for either Base Rate or LIBOR Rate advances at the Company's discretion. Base Rate advances are at the bank's base rate plus 1.5% ("margin") and LIBOR Rate advances are at the LIBOR rate plus 2.75% ("margin"). Beginning after March 31, 1998, the margin for the Credit Facility will be determined based upon the ratio of total funded debt (the current outstanding balance of the Credit Facility) to EBITDA (earnings before interest, taxes, depreciation and amortization) (the "Ratio"). As the Ratio improves, the margin added to the Base rate and the LIBOR rate declines. Among others, the financial covenants include a requirement for a maximum ratio of 3.75 to 1.00 during 1998, 2.50 to
1.00 during 1999 and 1.50 to 1.00 thereafter.

  The Credit Facility is secured by a first priority perfected security interest in all assets of the Company, including a pledge of all capital stock of its subsidiaries. The Company pays maintenance fees of $25,000 per quarter to continue the Credit Facility. Additionally, the Credit Facility contains financial covenant requirements such as a maximum leverage ratio; minimum interest, debt and fixed charge service coverage ratios; limitations on additional debt; minimum EBITDA of $7,000,000 in 1998; and limits on capital expenditures of $8,250,000 in 1998 and $5,000,000 in 1999 and subsequent years.

  As of December 31, 1997, advances under the Credit Facility totaled $12,100,000. These were LIBOR advances with an effective interest rate of 8.8 percent.

NOTE 5 NOTES PAYABLE

 NOTES PAYABLE

  As of December 31, 1996 and 1997, notes payable consisted of the following:

                                                             1996       1997
                                                          ----------  ---------
Note payable to a bank, interest at the bank's prime
 rate (8.5 percent at December 31, 1997) plus 2.5
 percent, secured by real estate, due in equal monthly
 installments of $4,912 through August 2018.............  $  486,845  $ 480,142
Note payable to a bank, interest at 6.7 percent, secured
 by equipment, due in equal monthly installments of
 $8,351 through November 1998...........................         --      96,652
Note payable to a bank, interest at 8.25 percent,
 secured by real estate, due in equal monthly
 installments of $589 through July 2010.................      55,143     52,592
Notes payable to a venture capital firm, paid in full in
 December 1997..........................................   2,750,000        --
Other...................................................     113,319     15,712
                                                          ----------  ---------
 Total notes payable....................................   3,405,307    645,098
Less current portion....................................    (355,452)  (121,435)
                                                          ----------  ---------
 Notes payable, net of current portion..................  $3,049,855  $ 523,663
                                                          ==========  =========

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Future maturities of long term debt are as follows:

     YEAR ENDING DECEMBER 31,
       1998............................................................ $121,435
       1999............................................................   10,281
       2000............................................................   11,378
       2001............................................................   12,594
       2002............................................................   13,943
       Thereafter......................................................  475,467
                                                                        --------
         Total......................................................... $645,098
                                                                        ========

 SUBORDINATED REVOLVING CREDIT AGREEMENTS

  As of December 31, 1996 and 1997, subordinated revolving credit agreements consisted of the following:

                                                                   1996    1997
                                                                 --------  -----
Subordinated revolving credit agreement with an independent
 investor,
 interest at 12 percent......................................... $399,136  $ --
Subordinated revolving credit agreement with an independent
 investor,
 interest at 12 percent.........................................   99,125    --
                                                                 --------  -----
    Total subordinated revolving credit agreements..............  498,261    --
Less current portion............................................  (48,378)   --
                                                                 --------  -----
    Subordinated revolving credit agreements, net of current
     portion.................................................... $449,883  $ --
                                                                 ========  =====

  In conjunction with these revolving credit agreements, the Company issued warrants to purchase 400,000 and 100,000 shares of the Company's common stock (one warrant for each $1.00 loaned), respectively. These warrants were exercisable based upon a graduating exercise price and were exercised in September 1997 at $1.00 per share. In connection with their issuance, the Company valued these warrants at $50,000. The debt was originally recorded at $450,000 and the principal balance was accreted through additional interest expense up to the amount due when it was repaid.

NOTE 6 LEASE OBLIGATIONS

 OPERATING LEASES

  The Company leases office space and certain telecommunications equipment under non-cancelable operating lease agreements. Rent expense under these leases for the years ended December 31, 1995, 1996 and 1997 was $631,575, $789,813 and $1,359,432, respectively.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Future minimum lease payments by year under these leases are as follows:

     YEAR ENDING DECEMBER 31,
       1998......................................................... $1,747,014
       1999.........................................................  1,239,123
       2000.........................................................  1,162,841
       2001.........................................................  1,136,098
       2002.........................................................    586,450
       Thereafter...................................................  2,053,156
                                                                     ----------
         Total future minimum lease payments........................ $7,924,682
                                                                     ==========

 CAPITAL LEASES

  The Company leases various computer and telecommunications equipment under capital lease agreements. The following is a schedule by year of future minimum lease payments under capital lease obligations together with the present value of the future net minimum lease payments as of December 31, 1997:

     YEAR ENDING DECEMBER 31,
       1998........................................................ $ 1,296,343
       1999........................................................   1,132,315
       2000........................................................     674,097
       2001........................................................     145,289
                                                                    -----------
         Total future minimum lease payments.......................   3,248,044
       Less amount representing interest...........................    (381,964)
                                                                    -----------
         Present value of net minimum lease payments...............   2,866,080
       Less current portion........................................  (1,082,979)
                                                                    -----------
         Capital lease obligations, net of current portion......... $ 1,783,101
                                                                    ===========

NOTE 7 INCOME TAXES

  The components of the benefit for federal and state income taxes are as follows:

                                          FOR THE YEARS ENDED DECEMBER 31,
                                         ------------------------------------
                                            1995        1996         1997
                                         ----------  -----------  -----------
Current:
  Federal............................... $1,229,849  $   938,547  $ 3,784,552
  State.................................    188,185      144,519      576,232
                                         ----------  -----------  -----------
                                          1,418,034    1,083,066    4,360,784
                                         ----------  -----------  -----------
Deferred:
  Federal...............................    109,206      (80,635)     829,157
  State.................................     17,666      (13,044)     134,129
  Change in valuation allowance.........   (761,524)    (968,968)  (5,329,288)
                                         ----------  -----------  -----------
                                           (634,652)  (1,062,647)  (4,366,002)
                                         ----------  -----------  -----------
Benefit from (provision for) income
 taxes on income from continuing
 operations............................. $  783,382  $    20,419  $    (5,218)
                                         ==========  ===========  ===========

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  In applying the provisions of SFAS No. 109, "Accounting for Income Taxes", the Company has determined that a valuation allowance should be provided against all of its net deferred tax assets in the accompanying consolidated balance sheets as follows:

                                                    DECEMBER 31,
                                         -------------------------------------
                                            1995         1996         1997
                                         -----------  -----------  -----------
Deferred tax assets:
  Net operating loss carryforward....... $ 1,423,495  $ 2,486,142  $ 6,852,144
  Allowance for doubtful accounts and
   valuation allowances.................     288,711      375,107      994,453
  Unearned revenue......................      30,791      162,855      202,355
  Accrued liabilities...................     199,543      174,932      519,966
  Other.................................     158,650      100,511       90,826
                                         -----------  -----------  -----------
                                           2,101,190    3,299,547    8,659,744
  Valuation allowance...................  (1,912,877)  (2,881,845)  (8,211,133)
                                         -----------  -----------  -----------
Deferred tax assets, net of valuation
 allowance..............................     188,313      417,702      448,611
Deferred tax liabilities:
  Excess tax depreciation over book.....    (188,313)    (417,702)    (448,611)
                                         -----------  -----------  -----------
Net deferred tax assets................. $       --   $       --   $       --
                                         ===========  ===========  ===========

  The Company's effective income tax rate on income from continuing operations was different from the statutory federal income tax rate for the following reasons:

                                                             FOR THE YEARS
                                                            ENDED DECEMBER
                                                                  31,
                                                           -------------------
                                                           1995   1996   1997
                                                           -----  -----  -----
Statutory federal income tax rate........................   35.0%  35.0%  35.0%
  State income tax, net of federal benefit...............    4.5    4.5    4.5
  Non-deductible items...................................   (1.9)  (1.1)  (0.7)
Change in valuation allowance............................  (19.2) (37.6) (38.8)
                                                           -----  -----  -----
Effective income tax rate on income from continuing oper-
 ations..................................................   18.4%   0.8%   -- %
                                                           =====  =====  =====

  As a result of incurring taxable losses, the Company had no regular federal income tax provision in 1995, 1996 and 1997. However, the Company is subject to approximately $37,905, $6,577 and $5,218 of federal alternative minimum tax and state income tax for the years ended December 31, 1995, 1996 and 1997, respectively.

  For tax reporting purposes, the Company has consolidated net operating loss carryforwards of approximately $17,347,000 at December 31, 1997 available to offset future taxable income. Approximately $5,010,000 of the consolidated net operating loss carryforwards can only be used by Quest, as those net operating losses were generated by Quest prior to its merger with Teltrust. The Tax Reform Act of 1986 contains provisions which limit net operating loss carryforwards available based upon certain changes in ownership. In January 1997, changes in the ownership of Teltrust resulted in limitations on all pre-existing net operating loss carryforwards of Teltrust. As a result, at December 31, 1997, management estimates that $4,447,000 of the Company's net operating loss carryforwards are limited to utilization of approximately $1,692,000 per year. In December 1997, changes in the ownership of Quest resulted in limitations on all pre-existing net operating loss carryforwards of Quest. As a result, at December 31, 1997, management estimates that all of the Quest net operating loss carryforwards are limited to utilization of approximately $250,000 per year. If the annual limited amount is unutilized in any particular year, it remains available on a cumulative basis through the expiration date (15 years from the net operating loss inception date).

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The following summarizes the tax net operating loss carryforwards and their respective expiration dates as of December 31, 1997:

       2004........................................................ $   275,000
       2005........................................................     819,000
       2006........................................................   1,146,000
       2009........................................................     664,000
       2010........................................................   1,700,000
       2011........................................................   2,690,000
       2012........................................................  10,053,000
                                                                    -----------
           Total net operating loss carryforwards.................. $17,347,000
                                                                    ===========

NOTE 8 COMMITMENTS AND CONTINGENCIES AND FINANCING NEEDS

 CLAIMS AND LEGAL ACTIONS

  The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations. However, due to the inherent uncertainty of litigation, there can be no assurance that new developments or the resolution of any particular claim or proceeding would not have an adverse effect on the Company's results of operations for the period in which such new developments or resolution occurred.

 EMPLOYMENT AGREEMENTS

  The Company has entered into noncompetition agreements with each of its executive officers and other key employees which provide that, during the six-month period following any such employee's termination of employment, the employee shall refrain from engaging in any activities competitive with the Company. The Company has the right to extend the initial six-month period for up to five additional six-month periods. The Company, in turn, is obligated to pay to such employee an amount equal to 100% of such employee's highest base salary during the ninety-day period prior to his or her termination of employment during each six-month period during which such employee's noncompetition agreement is in effect.

 MINIMUM USAGE CHARGES

  The Company is obligated to pay approximately $3,000,000 during 1998 for minimum usage (network) charges under agreements with certain providers of network services. As of December 31, 1997, the Company had not entered into any commitments beyond December 31, 1998 and believes that its existing commitment will be used through the normal course of business in 1998 (See
Note 15).

 FINANCING NEEDS

  Primarily as a result of expenses associated with the expansion of its business and certain infrastructure and capital equipment upgrades, the Company has incurred significant net losses and negative cash flows from operating activities during the years ended December 31, 1995, 1996 and 1997. In addition, as of December 31, 1997, the Company has negative working capital and a stockholders' deficit of $6,040,614 and $5,658,592, respectively. The Company expects to incur significant expenditures in the future in connection with the development and expansion of its call centers, network, services and customer base. The ability of the Company to pursue its strategy and make these expenditures is dependent, in part, upon the Company raising substantial additional financing. There can be no assurance that the Company will achieve or sustain profitability or generate positive cash flows in the future. However, management believes that the availability under the Company's revolving credit agreement and other available sources of financing will be sufficient to fund the Company's working capital needs and required capital expenditures through at least December 31, 1998.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 9 CAPITAL STOCK AND EQUITY TRANSACTIONS

 SERIES A CONVERTIBLE PREFERRED STOCK

  The Company's Series A Convertible Preferred Stock consists of 3,218,884 preferred shares and were issued on November 21, 1996 in exchange for $15,000,000 of cash (before offering costs of $489,049). The holders of Series A Convertible Preferred Stock, in preference to the holders of the Company's common shares, are entitled to receive cumulative dividends at the rate of 8 percent per annum if, as and when declared by the Company's board of directors. Undeclared or unpaid dividends are added to the liquidation preference of the Series A Convertible Preferred Stock. In addition, the holders of Series A Convertible Preferred Stock vote together with the shares of the Company's common stock in the same manner as the Company's common stock. Holders of Series A Convertible Preferred Stock are entitled, at their option, to convert preferred shares (but not undeclared or unpaid dividends) to common shares a conversion price of $4.66 per share. All of the Series A Preferred Stock will convert to Common Stock in connection with the proposed initial public offering discussed in Note 15.

  The affirmative vote of a majority of the then outstanding shares of Series A Convertible Preferred Stock is required to affect any of the following actions on behalf of the Company and its subsidiaries:

  .  Increasing the number of outstanding common or preferred shares.

  .  Increasing the Company's indebtedness beyond $3,000,000 in aggregate.

  .  Amending the Company's articles of incorporation and bylaws.

  .  Purchasing or selling of material assets.

  . Merging, consolidating, liquidating, dissolving or winding up of business activities.

  . Initiating new business activities outside the telecommunications sector.

  . Executing any material contract or agreement which is outside of the ordinary course of business.

  . Hiring or changing compensation, other than normal base salary adjustments to reflect cost-of-living increases, related to senior management personnel.

  The holders of Series A Convertible Preferred Stock have certain registration rights which allow them to demand a registration statement to be filed for which the Company would bear the cost of filing (except for underwriters' discounts, commissions and legal counsel for selling stockholders). Holders of Series A Convertible Preferred Stock may also "piggyback' registration rights on registrations filed by the Company.

  The Company is required to keep available out of its authorized but unissued shares of common stock such number of shares of common stock as are issuable upon the conversion of all outstanding Series A Convertible Preferred Stock. As of December 31, 1997, the Company has reserved 3,218,884 shares for such purpose.

 COMMON STOCK WARRANTS

  During 1992, the Company issued warrants to purchase 2,000,520 shares of common stock. The warrants were issued to stockholders in connection with the issuance of subordinated notes payable from the Company. Each warrant was exercisable at $0.167 per share, which was the estimated fair market value on the date of grant. The Company valued these warrants at $100,000. The related subordinated notes payable were recorded net of this amount and the principal balance was accreted through additional interest expense to the amount due when the debt was repaid. The warrants provided the stockholders with the option to pay for the common stock with cash or by reducing the amount of their subordinated notes by the equivalent amount. On March 31, 1997, all of these warrants were exercised.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  During 1995, 1996 and 1997 the Company issued warrants to purchase 64,889, 69,227 and 45,968 shares of common stock, respectively. In connection with the issuance of these warrants, the Company valued these warrants at $125,000, $150,000 and $28,649, respectively. The warrants were issued to a venture capital firm that entered into notes payable agreements with the Company (see
Note 5). The related notes payable were recorded net of this amount and the principal balance was accreted through additional interest expense to the amount due when the debt was repaid.

  During 1996, the Company issued warrants to purchase 400,000 and 100,000 shares of common stock. The warrants were issued to independent investors that entered into subordinated revolving credit agreements with the Company (see
Note 5). In connection with their issuance, the Company valued these warrants at $50,000. These warrants were exercised in 1997.

 COMMON STOCK OPTIONS

  The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan (as described below). Accordingly, no compensation costs have been recognized for options granted under its stock option plan to employees and directors. Had compensation costs for the Company's stock-based compensation plan been determined based on the fair value of the option at the grant dates for awards under the plan consistent with statement of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's net loss would have been increased to the pro forma amounts indicated below:

                                          1995         1996          1997
                                       -----------  -----------  ------------
   NET LOSS:
     As reported...................... $(2,090,926) $(2,526,850) $(13,222,757)
     Pro forma........................ $(2,143,053) $(2,684,200) $(13,563,795)
   BASIC AND DILUTED NET LOSS PER
    COMMON SHARE OUTSTANDING:
     As reported...................... $     (0.48) $     (0.57) $      (2.47)
     Pro forma........................ $     (0.49) $     (0.60) $      (2.53)

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, and due to the nature and timing of option grants, the resulting pro forma compensation costs may not be indicative of future years.

  The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995, 1996 and 1997, in calculating compensation costs:

  . Risk-free interest rate of 6.10 percent, 6.95 percent and 6.30 percent for 1995, 1996 and 1997, respectively.

  .  Expected life of seven years for 1995, 1996 and 1997.

  .  No dividends and a volatility factor of zero.

  Effective September 27, 1994, the Company's stockholders approved the 1993 Employee Stock Option Plan (the "1993 Plan") by unanimous written consent. The purpose of the 1993 Plan is to enable the Company to attract and retain experienced and able officers, directors and other key employees. The 1993 Plan is administered by a committee, consisting of at least three members of the board of directors (the "Committee"). Subject to the terms of the 1993 Plan, the Committee determines the persons who are to receive options, the number of shares subject to each option and the terms and conditions of each option. The Committee has the authority to construe and interpret any provisions of the 1993 Plan or any options granted thereunder.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  In November 1996, an amendment to the 1993 Plan was adopted by the Company, which increased the maximum number of shares of common stock that may be issued pursuant to the 1993 Plan from 600,000 to 1,100,000. In December, an amendment to the 1993 Plan was adopted by the Company, which increased the maximum number of shares of common stock that may be issued pursuant to the 1993 Plan from 1,100,000 to 1,400,000.

  The 1993 Plan permits the granting of options that are intended to qualify either as Incentive Stock Options ("ISO's") or Non-qualified Stock Options ("NQSO's"). The option exercise price for each ISO must be no less that 100 percent of the "fair market value' (as defined in the 1993 Plan) of a share of common stock at the time such option is granted. Except in the case of a 10 percent or greater stockholder, in which case the exercise price must be no less than 110 percent of fair market value. The Committee determines the exercise price for each NQSO option at the time of grant. Both types of options are exercisable for the period defined by the Committee on the date of grant. However, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant.

  The following summarizes the stock option activity for the years ended December 31, 1995, 1996 and 1997:

                                                      WEIGHTED      WEIGHTED
                                                       AVERAGE      AVERAGE
                                                      EXERCISE    FAIR MARKET
                                           NUMBER OF  PRICE PER VALUE OF OPTIONS
                          EXPIRATION DATE   OPTIONS     SHARE       GRANTED
                         ----------------- ---------  --------- ----------------
Outstanding at December
 31, 1994...............                     248,000    $0.60
  Granted...............    April 15, 2005   341,000     2.00        $0.76
                                           ---------
Outstanding at December
 31, 1995...............                     589,000     1.41
  Granted............... November 21, 2006   310,148     5.75         0.72
  Forfeited.............                     (25,500)    0.74
                                           ---------
Outstanding at December
 31, 1996...............                     873,648     2.97
  Granted...............     Various, 2007   655,068     6.63         1.59
  Exercised.............                    (187,917)    1.46
  Forfeited.............                    (157,000)    2.85
                                           ---------
Outstanding at December
 31, 1997...............                   1,183,799    $5.24
                                           =========

  The options granted during the years ended December 31, 1995, 1996 and 1997 vest at a rate of 20 percent per year and are fully exercisable five years after the date of grant. As of December 31, 1997, options for the purchase of 148,397 shares of common stock were exercisable at a weighted average exercise price of $2.53 per share. These options have a weighted average remaining contractual life of 8.4 years. Of the options outstanding at December 31, 1997, 589,000 have a weighted average exercise price of $1.41 per share and 594,799 have a weighted average exercise price of $6.33 per share.

NOTE 10 REGULATORY MATTERS

 FEDERAL REGULATION OF LONG DISTANCE AND CALL PROCESSING SERVICES

  The Company, as a provider of call processing and calling card services, is subject to substantial federal regulation. Under the Telephone Operator Consumer Services Improvement Act of 1990 and implementing rules promulgated by the FCC thereunder, interstate call processing services providers are required to file "informational' tariffs, in order to ensure that their aggregator customers unblock access to other providers of call processing services, and to identify their services prior to the initiation of charges, through both an audible

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

"brand' and the posting of consumer information near pay telephones and other aggregator telephones. In addition, long distance companies are required to obtain authority under Section 214 of the Communications Act of 1934 (as amended) prior to providing international service and to file tariffs setting forth their international rates and charges with the FCC.

  Providers of interstate long distance, operator services and calling card services are considered nondominant interstate service providers by the FCC and, as such, have for many years been subject to an FCC policy, known as "forbearance," pursuant to which rates and charges for such services are not reviewed or affirmatively regulated by the FCC and, except for the requirement to file informational tariffs for call processing services, tariff filings were optional. However, a Supreme Court decision in 1994 reinstated the requirement that all carriers file tariffs for all interstate communications services. Under the Telecommunications Act of 1996, the FCC has proposed extending the forbearance doctrine by requiring mandatory detariffing of all interstate, nondominant interexchange services. Under this proposal, which has been stayed pending legal challenges, long distance services--including traditional 1+ long distance services, travel and calling card services and prepaid calling card services and call processing services available to presubscribed customers--would be provided as a non-tariff offerings. Call processing services provided at aggregator locations, such as hotels, hospitals, prisons, public and private pay telephones, etc., would not be detariffed.

  The FCC's forbearance doctrine continues its traditional policy favoring competition in the marketplace as the principal means of ensuring just and reasonable interstate rates for telephone end-users. It nonetheless requires that long distance companies implement methods, other than tariffs, for setting rates, terms and other conditions of their relationship with end-users. The FCC suggests that a legal relationship, known as an "implied-in-fact' contract, may be established when the caller provides billing or payment information and completes use of the telecommunications service.

 BILLED PARTY PREFERENCE

  Since 1992, the FCC has been considering proposals for adoption of a billed party preference system for interstate 0 + operator-assisted calls. A billed party preference system is an access plan pursuant to which 0 + calls from aggregator locations, including call processing services and calls placed with calling cards, would be routed to the carrier chosen by the billed party, rather than the presubscribed provider of call processing services, thus eliminating the need for the caller to input an access code to "dial around' the presubscribed carrier.

  In June 1994, the FCC had proposed that a billed party preference system should apply to all interstate operator assisted 0 + calls. This proposal conclusion was widely criticized by various IXCs, RBOCs, LECS, call processing services providers and others as excessively costly and not in the public interest. Trade associations representing both pay telephone providers and competitive long distance companies had submitted alternative proposals for rate "ceilings' on interstate call processing services as an alternative to a billed party preference system. These rate ceiling proposals, with modification, were tentatively endorsed by the FCC in a proposal to establish benchmarks for call processing services rates at the average charges of AT&T, MCI and Sprint, the three largest providers of interstate call processing services. The FCC, in a June 1996 Notice of Proposed Rulemaking, proposed to require call processing services providers that charge rates above the benchmark to disclose the applicable charges to consumers orally before completing a call. Although the FCC did not formally withdraw its earlier proposal for implementation of a billed party preference system, it noted the cost and widespread opposition to the billed party preference plan and sought comment on the efficacy of rate benchmarks as an alternative to a billed party preference system.

  In May 1997, the FCC adopted changes to its system of interstate access charges to make them compatible with the pro-competitive, deregulatory framework established by the Telecommunications Act of 1996. The FCC's access reform order adopts various reforms to the existing rate structure for interstate access that are

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

designed to move access charges, over time, to more economically efficient levels and rate structures. The FCC's access reform order also imposes the phase-in of replacing usage-based carrier common line charges with a line-based flat fee to be assesssed upon all telecommunications carriers beginning on January 1, 1998. In addition, the FCC's access order requires LECs to reduce their access revenue requirements by reducing interconnection access charges to telecommunications carriers.

  In 1998, the FCC took action on the billed party preference issue. In its order, the FCC addressed what it views as widespread consumer dissatisfaction concerning high charges by many IXCs and call processing services providers for calls from public phones and other aggregator locations such as pay telephones, hospitals, hospitality locations and educational institutions. Rather than implement its billed party preference system or any of the other alternatives proposed by participants in the telecommunications industry, the FCC has ordered all call processing services providers and IXCs providing call processing services to orally disclose to "away from home callers' how to obtain the total cost of a 0 + interstate domestic call, before the call is connected. The FCC required that such consumer disclosure must be done without the consumer having to dial a separate telephone number or hang up and dial a separate telephone number and must be accomplished by dialing no more than two keys. The FCC mandated that the rate notification apply to all domestic 0 + interstate calls. While the Company is unable to predict whether this regulation will have a material adverse effect on the Company, it is a far more favorable proposal to the Company than the original billed party preference system proposal and other alternatives considered by the Company.

 FEDERAL REGULATION OF PREPAID CALLING CARD SERVICES

  As noted above, prepaid calling card services are considered interstate services, subject to the FCC's "forbearance' doctrine and mandatory detariffing. Currently, providers of these services are required to file tariffs with the FCC disclosing the rates, terms and condition of their services. The FCC has proposed to abolish this tariff requirement, but its order has been stayed pending current review.

 PAYPHONE COMPENSATION

  The Telecommunications Act of 1996 mandated that the FCC promulgate rules to establish a per call compensation plan to insure that all pay telephone providers are fairly compensated for each completed intrastate and interstate pay telephone initiated call, including calls for which pay telephone providers had not heretofore received compensation. The FCC has established a two year "default' compensation rate, effective October 7, 1997, of $0.284 per pay telephone originated toll free or access code call. At the end of the two year interim period, the per call pay telephone-compensation rate will be the deregulated market-based local coin rate less $0.066. This amount is payable by all IXCs and may be passed through to nonfacilities based resellers. The revised FCC rules continue to be subject to regulatory and legal challenges.

  While prepaid calling cards are one of the types of so-called "dial-around' calling for which compensation to pay telephone service providers is due under the Telecommunications Act of 1996, the FCC has not fully addressed the unique technical and competitive impact of per-call pay telephone compensation on prepaid card services. Comments submitted by the International Telecard Association, a prepaid card trade group, urged the FCC to limit pay telephone compensation to calls completed to the end-user (i.e., the called party), rather than calls that only reach the calling card "platform' switch via an "800' toll-free access number. In a November 1996 order, the FCC accepted the International Telecard Association's position and, in addition, ruled that pay telephone compensation is to be implemented on a "carrier pays' basis, without deciding how, if they choose to do so, facilities-based carriers may recover such charges from their reseller customers.

 STATE REGULATORY ISSUES

  Long distance, call processing services and prepaid and calling card services are also regulated at the state level through state PUCs. Such regulation typically includes certification and/or registration requirements,

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

authorizations for changes in corporate control, filing and approval of tariffs for in-state calls, and special consumer protection rules applicable to call processing services and calling card services. Certification can generally be conditioned, modified, canceled, terminated or revoked by state regulatory agencies for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Penalties, fines and other sanctions, such as refund of monies collected from residents of a state, may be imposed for violations such as overcharging, billing errors, or noncompliance with certain requirements of intrastate services. In extreme cases, PUCs have the authority to revoke a carrier's right to offer in-state services within a state.

  In connection with the Company's provision of intrastate call processing services and calling and prepaid calling card services, the Company's subsidiary, Teltrust Communication Services, Inc., must maintain certificates of public convenience and necessity from state regulatory authorities and is generally required to file tariffs with such authorities. In connection with the Company's prepaid calling card services, the Company's subsidiary, Quest International, Inc., must maintain certificates of public convenience and necessity from state regulatory authorities and is generally required to file tariffs with such authorities.

 INTERNATIONAL REGULATORY ISSUES

  International common carriers, such as the Company and its regulated subsidiaries, are required to obtain authority under Section 214 of the Communications Act of 1934 (as amended) and file a tariff containing the rates, terms and conditions applicable to their services prior to initiating their international value-added telecommunications services. The Company has obtained all required authorizations from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services.

NOTE 11 INVESTMENTS IN JOINT VENTURES

 FYI NATIONAL DIRECTORY ASSISTANCE

  In 1994, the Company entered into a joint venture general partnership agreement with Metromail, Inc. to jointly market its directory assistance service under the name of FYI National Directory Assistance ("NDA"). Each party owned 50 percent of the joint venture. During 1995, the Company contributed $25,000 as its initial investment in NDA. Metromail, Inc.'s contribution to NDA was in the form of operator stations, software and the directory data base. The Company accounted for this joint venture under the equity method of accounting.

  On July 1, 1997, Teltrust and Metromail entered into a three-year Reseller Agreement (the "Agreement") for the resale of national directory assistance data from Metromail to Teltrust, thereby terminating the joint venture. The Agreement includes minimum volume commitments aggregating 67,500,000 data queries during the term of the Agreement in exchange for "most favored customer' per data query pricing.

 DOT.ONE (FORMERLY TELTRUST DATA SERVICES, LLC D.B.A., TELTRUST.COM)

  In October 1994, the Company entered into a joint venture with Premier Messaging Integrators, Inc. to jointly market its experience and expertise in workgroup and messaging solutions to the greater Novell market place. The joint venture was operated as a limited liability company under the laws of the State of Utah. The Company's initial capital contribution was $100,000 for its common ownership interest. The Company accounted for this joint venture under the equity method of accounting.

  The Company advanced additional funds to dot.One in the form of loans in the amount of $200,994, $574,016 and $581,576 during the years ended December 31, 1994, 1995 and 1996, respectively. These loans were generally interest bearing and provided for repayment as cash (if any) became available from the profits of dot.One.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Dot.One's operating agreement provided for the conversion of outstanding loans, except for the original $100,000 start-up loan, into shares of capital stock of dot.One. The exercise of this conversion option was at the sole discretion of the Company. As of August 31, 1997, no outstanding debt of dot.One had been converted to shares of capital stock.

  Effective August 31, 1997, the Company exchanged its common stock investment, loans and accounts receivable for a preferred stock investment, subordinated interest bearing loan (at 12 percent) and accounts receivable. As of August 31, 1997, the Company commenced accounting for its investment in dot.One under the cost method.

  During 1997, the Company determined that the realizability of its investment ($831,991 at December 31, 1997), the collectibility of its outstanding loans ($651,052 at December 31, 1997) and the collectibility of its outstanding accounts receivable ($448,274 at December 31, 1997) were doubtful. Accordingly, the Company established reserves during 1997 totaling $1,931,317 reflecting the write-down of its investment, subordinated loans and accounts receivable related to dot.One. During the years ended December 31, 1995, 1996 and 1997, the Company billed dot.One approximately $775,000, $886,000 and $774,000, respectively, for network services.

NOTE 12 RELATED-PARTY TRANSACTIONS

  During the years ended December 31, 1995, 1996 and 1997, the Company paid approximately $60,000, $79,000 and $96,000, respectively, of insurance premiums to an insurance company for which a former member of the board of directors of the Company was an agent for the insurance company. The Company believes these services were obtained at prices no less favorable than could have been obtained from an independent party.

  At December 31, 1996 and 1997, the Company's notes receivable from related parties on the consolidated balance sheet includes notes receivable from a stockholder and officer of the Company. These notes bear interest at rates ranging from 7 to 10 percent and mature at various times through December 1998.

  At December 31, 1996, the Company owed $251,434 to a related party. These net payable amounts are the result of both receivable and payable transactions arising from the day-to-day activities of the Company's NDA joint venture. (see Note 11)

  During 1997, and in connection with the exercise of options to purchase common stock, the Company loaned $145,200 to its CEO and President and $80,400 to its Vice Chairman. The notes receivable bear interest at prime (8.5 percent at December 31, 1997) and are secured by the underlying common stock and other personal assets of the officers. The notes receivable mature during 1999. The notes receivable have been included in stockholder receivables, as an offset to stockholders' equity, in the accompanying 1997 consolidated balance sheet.

  In December 1997, the Company paid to M/C III, L.L.C. a $75,000 fee for its assistance in helping the Company to obtain its revolving line of credit. Two members of the Company's board of directors are members of M/C III, L.L.C. M/C III, L.L.C. is the general partner of Media/Communications Partners III, Limited Partnership, a stockholder of the Company. The Company believes this service was obtained at a price no less favorable than could have been obtained from an independent party.

NOTE 13 EMPLOYEE BENEFIT PLAN

  During 1997, the Company established a contributory 401(k) savings and profit sharing plan covering all eligible full-time employees. The Company's contribution amount is determined at the discretion of the board of directors. During the year ended December 31, 1997, the Company made no contributions to the plan.

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 14 SEGMENT INFORMATION

  The following summarizes the Company's operations and identifiable assets as of and for the years ended December 31, 1995, 1996 and 1997 relating to its call processing and calling card segments:

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           ----------------------------------
                                              1995        1996        1997
                                           ----------  ----------  ----------
                                                (DOLLARS IN THOUSANDS)
OPERATING REVENUES:
  Calling processing services............. $   29,290  $   33,885  $   46,222
  Calling card services...................      4,571       7,216      10,782
                                           ----------  ----------  ----------
    Total operating revenues..............     33,861      41,101      57,004
LOSS FROM CONTINUING OPERATIONS BEFORE
 BENEFIT FROM (PROVISION FOR) INCOME
 TAXES:
  Call processing services................     (2,689)     (1,774)    (10,153)
  Calling card services...................     (1,566)       (773)     (3,065)
                                           ----------  ----------  ----------
    Total.................................     (4,255)     (2,547)    (13,218)
DEPRECIATION AND AMORTIZATION:
  Calling processing services.............      1,274       1,219       1,812
  Calling card services...................         80         248         179
                                           ----------  ----------  ----------
    Total.................................      1,354       1,467       1,991
PURCHASES OF PROPERTY AND EQUIPMENT:
  Calling processing services.............        930       1,435       6,337
  Calling card services...................        207         272         827
                                           ----------  ----------  ----------
    Total.................................      1,137       1,707       7,164
IDENTIFIABLE ASSETS AT YEAR END:
  Call processing services................      9,210      21,789      23,056
  Call card services......................      2,378       2,878       2,862
                                           ----------  ----------  ----------
    Total.................................     11,588      24,667      25,918

NOTE 15 SUBSEQUENT EVENTS

CORPORATE REORGANIZATION

  In connection with the corporate reorganization completed on April 22, 1998 (see Note 1), the Board of Directors authorized the assumption of the Teltrust Holdings, Inc. 1993 Employee Stock Option Plan by Teltrust, Inc. All option agreements were amended such that shares of Teltrust, Inc. common stock are to be substituted for shares of common stock of Teltrust Holdings, Inc. to be issued upon the proper exercise of the outstanding options. In addition, the Board of Directors authorized the Company's registration rights agreements with certain stockholders to be amended to reflect the reorganization. The Board of Directors approved the Company becoming a guarantor of Teltrust Holdings, Inc.'s obligations under the revolving line of credit. The common stock of Teltrust Holdings, Inc. has been added as collateral to the Company's revolving line of credit.

AMENDMENT OF REVOLVING LINE OF CREDIT

  The Company entered into an Amended and Restated Revolving Credit Note and the First Amendment to the Credit Agreement (the "Amended Agreement") effective April 10, 1998. In connection with the Amended

                        TELTRUST, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Agreement, the revolving line of credit was increased to $20,000,000. In addition, the Amended Agreement requires the Company to deliver to the bank by May 31, 1998 collateral assignments of policies insuring the lives of the Company's CEO and President and Vice Chairman in the amount of not less than $3,000,000 for the CEO and President and $2,000,000 for the Vice Chairman. The Amended Agreement requires the Company to deliver, by December 31, 1998, a written notice of the Company's actions taken to assure that its computer-based systems are able to effectively process data, including dates, on and after January 1, 2000.

OTHER MATTERS

  On April 9, 1998, the Board of Directors of the Company approved the following:

 . An initial public offering of the Company's common stock for up to $90,000,000 in aggregate gross proceeds to be allocated between the Company and certain selling stockholders.

 .  Adoption of the 1998 Teltrust, Inc. Stock Option and Grant Plan (the "1998
   Plan") with 800,000 shares of common stock reserved for issuance thereunder. The Compensation Committee of the Board of Directors will administer the 1998 Plan. The shares issuable under the 1998 Plan, as well as shares issuable under the 1993 Plan, are to be registered under the Securities Act of 1933 subsequent to the Company's initial public offering of common stock.

 . Subject to the completion of the Company's initial public offering, the Board of Directors approved the appointment of the President of Billing Information Concepts, Inc. ("BIC") as a director of the Company. BIC has been the Company's third-party billing provider for approximately the last five years and is a major vendor to the Company. During the years ended December 31, 1995, 1996 and 1997, the Company paid BIC approximately $2,916,000, $2,379,000 and $2,245,000, respectively, for services provided to the Company.

  Effective March 27, 1998, the Company entered into an agreement to purchase network services. The agreement requires the Company to purchase minimum services of $500,000 per month over a two-year period for an aggregate minimum commitment of $24,000,000. The Company believes that this commitment will be fulfilled through the normal course of business during the commitment period.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CRE-ATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Financial and Operating Data.....................................   6
Risk Factors.............................................................   8
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Cash and Capitalization..................................................  19
Dilution.................................................................  20
Selected Financial and Operating Information.............................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  29
Management...............................................................  46
Certain Relationships and Related Transactions...........................  52
Principal and Selling Stockholders.......................................  53
Description of Capital Stock.............................................  55
Shares Eligible for Future Sale..........................................  57
Underwriting.............................................................  60
Legal Matters............................................................  61
Experts..................................................................  61
Additional Information...................................................  62
Glossary.................................................................  63
Index to Financial Statements............................................ F-1

                               -----------------

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY RE-QUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,200,000 SHARES

                                TELTRUST, INC.

                                 COMMON STOCK


                               -----------------

                                  PROSPECTUS
                                       , 1998

                               -----------------


                                LEHMAN BROTHERS

                               WHEAT FIRST UNION


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

  The following table sets forth the estimated expenses payable by the Company in connection with this offering (excluding underwriting discounts and commissions):

     NATURE OF EXPENSE                                                  AMOUNT
     -----------------                                                 --------
     SEC Registration Fee............................................. $ 18,455
     NASD Filing Fee..................................................    7,695
     Nasdaq Listing Fee...............................................    *
     Accounting Fees and Expenses.....................................    *
     Legal Fees and Expenses..........................................    *
     Printing Expenses................................................    *
     Blue Sky Qualification Fees and Expenses.........................    *
     Transfer Agent's Fee.............................................    *
     Director and Officer Insurance Premiums..........................    *
     Miscellaneous....................................................    *
                                                                       --------
       Total.......................................................... $900,000
                                                                       ========

---------------------
(1) The amounts set forth above, except for the SEC, NASD and Nasdaq fees, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VII of the Company's Certificate, provides that no Director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the Director derived an improper personal benefit. In addition, the Certificate provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of Directors, then the liability of a Director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Reference is made to Article V of the Amended and Restated By-laws of the Company which provides for indemnification by the Company of its directors and officers under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was a director or officer of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe that his or her conduct was unlawful.

  Reference is made to the form of Underwriters Agreement (to be attached as Exhibit 1 to this Registration Statement) which provides for indemnification by the Underwriters of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the Company has issued unregistered securities to a limited number of persons, as described below. No underwriters or underwriting discounts or commissions were involved. There was no public offering in any such transaction, and the Company believes that each transaction, unless otherwise noted, was exempt from registration requirements of the Securities Act of 1933 as amended (the "Securities Act"), by reason of Section 4(2) thereof, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning the Company and acquired the securities for investment and not with a view to the distribution thereof.

  On April 14, 1995, Lyle O. Keys and Carmelo Catalano purchased an aggregate of 1,063,000 shares of Common Stock at a purchase price of $2,126,000.

  On November 21, 1996, Media/Communications Partners III Limited Partnership and M/C Investors L.L.C. purchased an aggregate of 3,218,884 shares of Series A Preferred Stock at an aggregate purchase price of $14,510,951 (net of issuance costs of $489,049).

  On March 31, 1997, Lyle O. Keys, Carmelo Catalano and Jerry E. Romney, Sr. acquired 1,570,974, 405,000 and 24,546 shares of Common Stock, respectively, upon the exercise of warrants for an aggregate purchase price of $333,426.

  On October 3, 1997, GFA Capital Corporation acquired 400,000 shares of Common Stock upon the exercise of warrants for an exercise price of $400,000.

  On October 3, 1997, NuCom Company, LLC acquired 100,000 shares of Common Stock upon the exercise of warrants for an exercise price of $100,000.

  On December 31, 1997, the Company issued 900,000 shares of Common Stock to the stockholders of Quest International Group, Inc. and its affiliates ("Quest") in connection with the Company's acquisition of all of the outstanding capital stock of Quest.

  Between April 15, 1995 and April 20, 1998, the Company issued options to purchase 1,308,216 shares of Common Stock to employees of the Company pursuant to the Company's 1993 Stock Option Plan and the Quest Stock Option Plan. During such period, 190,017 shares of Common Stock were issued to option holders upon exercise of options granted pursuant to the 1993 Stock Option Plan and the Quest Stock Option Plan. The Company believes that the transactions described in this paragraph are exempt from the registration requirements of the Securities Act by reason of Rule 701 promulgated thereunder because the issuance of the options described was pursuant to a written compensatory benefit plan of the Company, a copy of which was given to each participant in the plan, and the aggregate offering price did not exceed the limit prescribed by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  *1     Form of Underwriting Agreement among the Underwriters named therein and Teltrust, Inc.
   3.1   Certificate of Incorporation of Teltrust, Inc.
  *3.2   Form of Amended and Restated Certificate of Incorporation of Teltrust,
         Inc.
  *3.3   Amended and Restated By-laws of Teltrust, Inc.
  *5.1   Opinion of Goodwin, Procter & Hoar LLP as to the legality of the shares of the Common Stock of Teltrust, Inc.
  10.1   Teltrust, Inc. 1993 Employee Stock Option Plan
 *10.2   Teltrust, Inc. 1998 Stock Option and Grant Plan
  10.3   Lease of Real Property located at 6350 South 3000 East, Salt Lake
         City, Utah between Holladay Building L.L.C. and Teltrust, Inc. dated
         March 24, 1997, as subsequently amended
  10.4   Lease of Real Property located at 5520 West Harold Gatty Drive, Salt
         Lake City, Utah between Big N Investment Co., L.L.C. and Teltrust,
         Inc. dated May 1, 1994, as subsequently amended

  10.5  Lease of Real Property located at 375 O South State Street, Clearfield,
        Utah between The Kier Corporation and Teltrust, Inc. dated February 26,
        1997, as subsequently amended
  10.6  Lease of Real Property located at 401 North Eddie Rickenbacker Drive,
        Salt Lake City, Utah between PWK Investment, LLC and Teltrust, Inc.
        dated August 8, 1997
 *10.7  Operator and Network Services Agreement between Teltrust Communications
        Services, Inc. and BellSouth Long Distance, Inc. dated November 21,
        1996, as subsequently amended
 *10.8  InterLATA Operator and Network Services Agreement between Teltrust
        Communications Services, Inc. and BellSouth Public Communications, Inc.
        dated February 24, 1997, as amended
 *10.9  Calling Platform and Network Agency Agreement between Teltrust
        Communications Services, Inc. and BellSouth Long Distance, Inc. dated
        October 15, 1997
 *10.10 Services Agreement between Quest Group International, Inc. and
        Ameritech Communications, Inc. dated September 30, 1997, as subsequently amended
 *10.11 Agreement for Services between Ameritech Services, Inc. and Teltrust
        Communications Services, Inc. dated February 5, 1998
 *10.12 Credit Agreement between Teltrust, Inc., Fleet National Bank and
        Certain Other Parties dated as of November 7, 1997
  10.13 Registration Rights Agreement between Teltrust, Inc. and Holders of
        Series A Convertible Preferred Stock of Teltrust, Inc. dated November
        22, 1996
  10.14 Registration Rights Agreement between Teltrust, Inc. and Certain
        Holders of Common Stock of Teltrust, Inc. dated December 31, 1997
  21.1  Subsidiaries of the Company
 *23.1  Consent of Goodwin, Procter & Hoar LLP (included in their opinion filed as Exhibit 5 hereto)
  23.2  Consent of Arthur Andersen LLP
  24    Power of Attorney (included on signature page of Registration Statement as filed)
  27    Financial Data Schedule
  99.1  Consent of Alan W. Saltzman

---------------------
* To be filed by amendment.

  (b) Financial Statement Schedules

    Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN SALT LAKE CITY, UTAH ON THE 29TH DAY OF APRIL, 1998.

                                          Teltrust, Inc.

                                                     /s/ Marc B. Cohen
                                          By:__________________________________
                                             MARC B. COHEN
                                             PRESIDENT AND CHIEF EXECUTIVE
                                              OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Teltrust, Inc. hereby severally constitute Marc B. Cohen and Martin J. Huebschman and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments (including any post-effective amendments) to said Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and generally to do all such things in our names and in our capacities as officers and directors to enable Teltrust, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments (including any post-effective amendments) thereto (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act).

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE
                                                                      DATE

          /s/ Marc B. Cohen            Director, Chief           April 29,
-------------------------------------   Executive Officer and    1998
            MARC B. COHEN               President (Principal
                                        Executive Officer)

      /s/ Martin J. Huebschman         Vice President-           April 29,
-------------------------------------   Finance, Chief           1998
        MARTIN J. HUEBSCHMAN            Financial Officer and
                                        Secretary (Principal
                                        Financial and
                                        Accounting Officer)

          /s/ Lyle O. Keys             Director, Chairman of     April 29,
-------------------------------------   the Board of             1998
            LYLE O. KEYS                Directors

      /s/ Jerry E. Romney, Jr.         Director, Vice            April 29,
-------------------------------------   Chairman of the Board    1998
        JERRY E. ROMNEY, JR.            of Directors

        /s/ Carmelo Catalano           Director                  April 29,
-------------------------------------                            1998
          CARMELO CATALANO

      /s/ Christoper S. Gaffney        Director                  April 29,
-------------------------------------                            1998
       CHRISTOPHER S. GAFFNEY

          /s/ John G. Hayes            Director                  April 29,
-------------------------------------                            1998
            JOHN G. HAYES

                                       Director
-------------------------------------
         GEORGE C. HUFF, JR.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Teltrust, Inc. and subsidiaries included in this registration statement and have issued our report thereon dated March 6, 1998 (except with respect to the matters discussed in the first paragraph of Note 1 and Note 15, as to which the date is April 22, 1998). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This Schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
March 6, 1998

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                           ADDITIONS
                                      -------------------
                           BALANCE AT CHARGED TO CHARGED              BALANCE
                           BEGINNING  COSTS AND  TO OTHER              AT END
DESCRIPTION                 OF YEAR    EXPENSES  ACCOUNTS DEDUCTIONS  OF YEAR
-----------                ---------- ---------- -------- ---------- ----------
FOR THE YEAR ENDED
 DECEMBER 31, 1995:
  Allowance for doubtful
   accounts............... $  534,880 $  531,010   $--    $  239,979 $  825,911
                           ========== ==========   ====   ========== ==========
  Allowance for clearing
   costs.................. $1,576,157 $1,002,890   $--    $1,009,887 $1,569,250
                           ========== ==========   ====   ========== ==========
FOR THE YEAR ENDED
 DECEMBER 31, 1996:
  Allowance for doubtful
   accounts............... $  825,911 $  785,764   $--    $  507,537 $1,104,138
                           ========== ==========   ====   ========== ==========
  Allowance for clearing
   costs.................. $1,569,250 $1,800,278   $--    $2,251,017 $1,118,511
                           ========== ==========   ====   ========== ==========
FOR THE YEAR ENDED
 DECEMBER 31, 1997:
  Allowance for doubtful
   accounts............... $1,104,138 $3,649,974   $--    $3,723,539 $1,030,573
                           ========== ==========   ====   ========== ==========
  Allowance for clearing
   costs.................. $1,118,511 $3,102,598   $--    $2,791,135 $1,429,974
                           ========== ==========   ====   ========== ==========
  Allowance against
   investments in
   unconsolidated joint
   venture................ $      --  $  831,991   $--    $      --  $  831,991
                           ========== ==========   ====   ========== ==========

                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 ----------- ------------------------------------------------------------------
    *1       Form of Underwriting Agreement among the Underwriters named therein and Teltrust, Inc.
     3.1     Certificate of Incorporation of Teltrust, Inc.
    *3.2     Form of Amended and Restated Certificate of Incorporation of
             Teltrust, Inc.
    *3.3     Amended and Restated By-laws of Teltrust, Inc.
    *5.1     Opinion of Goodwin, Procter & Hoar LLP as to the legality of the shares of the Common Stock of Teltrust, Inc.
    10.1     Teltrust, Inc. 1993 Employee Stock Option Plan
   *10.2     Teltrust, Inc. 1998 Stock Option and Grant Plan
    10.3     Lease of Real Property located at 6350 South 3000 East, Salt Lake
             City, Utah between Holladay Building L.L.C. and Teltrust, Inc.
             dated March 24, 1997, as subsequently amended
    10.4     Lease of Real Property located at 5520 West Harold Gatty Drive,
             Salt Lake City, Utah between Big N Investment Co., L.L.C. and
             Teltrust, Inc. dated May 1, 1994, as subsequently amended
    10.5     Lease of Real Property located at 375O South State Street,
             Clearfield, Utah between The Kier Corporation and Teltrust, Inc.
             dated February 26, 1997, as subsequently amended
    10.6     Lease of Real Property located at 401 North Eddie Rickenbacker
             Drive, Salt Lake City, Utah between PWK Investment, LLC and
             Teltrust, Inc. dated August 8, 1997
   *10.7     Operator and Network Services Agreement between Teltrust
             Communications Services, Inc. and BellSouth Long Distance, Inc.
             dated November 21, 1996, as subsequently amended
   *10.8     InterLATA Operator and Network Services Agreement between Teltrust
             Communications Services, Inc. and BellSouth Public Communications,
             Inc. dated February 24, 1997, as amended
   *10.9     Calling Platform and Network Agency Agreement between Teltrust
             Communications Services, Inc. and BellSouth Long Distance, Inc.
             dated October 15, 1997
   *10.10    Services Agreement between Quest Group International, Inc. and
             Ameritech Communications, Inc. dated September 30, 1997, as subsequently amended
   *10.11    Agreement for Services between Ameritech Services, Inc. and
             Teltrust Communications Services, Inc. dated February 5, 1998
   *10.12    Credit Agreement between Teltrust, Inc., Fleet National Bank and
             Certain Other Parties dated as of November 7, 1997
    10.13    Registration Rights Agreement between Teltrust, Inc. and Holders of Series A Convertible Preferred Stock of Teltrust, Inc. dated
             November 22, 1996
    10.14    Registration Rights Agreement between Teltrust, Inc. and Certain
             Holders of Common Stock of Teltrust, Inc. dated October 1, 1997
    21.1     Subsidiaries of the Company
   *23.1     Consent of Goodwin, Procter & Hoar LLP (included in their opinion filed as Exhibit 5 hereto)
    23.2     Consent of Arthur Andersen LLP
    24       Power of Attorney (included on signature page of Registration
             Statement as filed)
    27       Financial Data Schedule
    99.1     Consent of Alan W. Saltzman

---------------------
*To be filed by amendment.